   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 2000


                                             1933 ACT REGISTRATION NO. 333-37728
                                             1940 ACT REGISTRATION NO. 811-07325

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ ]
                      PRE-EFFECTIVE AMENDMENT NO. _1_ [ X]
                      POST-EFFECTIVE AMENDMENT NO. ___ [ ]

                                       AND


       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]
                              AMENDMENT NO. 12 [X]
                        (CHECK APPROPRIATE BOX OR BOXES)


                           PRUCO LIFE FLEXIBLE PREMIUM
                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992

                                 (973) 802-5740

    (Address and telephone number of depositor's principal executive offices)

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY
                          PRUCO LIFE INSURANCE COMPANY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992

                                 (973) 802-4708

                     (Name and address of agent for service)

                                   Copies to:

         CHRISTOPHER E. PALMER                             LEE D. AUGSBURGER
            SHEA & GARDNER                             ASSISTANT GENERAL COUNSEL
    1800 MASSACHUSETTS AVENUE, N.W.           THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
        WASHINGTON, D.C. 20036                            100 MULBERRY STREET
            (202) 828-2093                           NEWARK, NEW JERSEY 07102-4077
                                                             (973) 367-1388

It is proposed that this filing will become effective (check appropriate space):

     [ ] immediately upon filing pursuant to paragraph (b) of Rule 485
     [ ] on __________ pursuant to paragraph (b) of Rule 485
     [ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
     [ ] on __________pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
     [ ] on __________pursuant to paragraph (a)(1) of Rule 485

                      Title of Securities Being Registered:
               Interests in Individual Variable Annuity Contracts

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission may determine.

STRATEGIC PARTNERS ANNUITY ONE(SM)



VARIABLE ANNUITY



PROSPECTUS: AUGUST ___, 2000



THIS PROSPECTUS DESCRIBES AN INDIVIDUAL VARIABLE ANNUITY CONTRACT OFFERED BY PRUCO LIFE INSURANCE COMPANY (PRUCO LIFE). PRUCO LIFE IS A WHOLLY-OWNED SUBSIDIARY OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA.



THE FUNDS



Strategic Partners Annuity One offers a wide variety of investment choices, including 25 variable investment options that invest in mutual funds managed by these leading asset managers:


PRUDENTIAL INVESTMENTS

JENNISON ASSOCIATES

AIM ADVISORS

ALLIANCE CAPITAL MANAGEMENT

BANKERS TRUST, PART OF DEUTSCHE ASSET MANAGEMENT

DAVIS SELECT ADVISERS

FIDELITY MANAGEMENT AND RESEARCH

INVESCO

JANUS CAPITAL

MFS

PIMCO


You may choose between two versions of Strategic Partners Annuity One. One version, the Contract With Credit, provides for a bonus credit that we add to each purchase payment you make. If you choose this version of Annuity One, some charges and expenses may be higher than if you choose the version without the credit. Those higher charges could exceed the amount of the credit under some circumstances, particularly if you withdraw purchase payments within a few years of making those purchase payments.



PLEASE READ THIS PROSPECTUS



Please read this prospectus before purchasing a Strategic Partners Annuity One variable annuity contract, and keep it for future reference. Current prospectuses for the underlying mutual funds accompany this prospectus. These prospectuses contain important information about the mutual funds. Please read these prospectuses and keep them for reference as well.



TO LEARN MORE ABOUT STRATEGIC PARTNERS ANNUITY ONE



To learn more about the Strategic Partners Annuity One variable annuity, you can request a copy of the Statement of Additional Information (SAI) dated August ___, 2000. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the Strategic Partners Annuity One SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is on page __ of this prospectus.

FOR A FREE COPY OF THE SAI CALL US AT:


     (888) PRU-2888


OR WRITE TO US AT:


     Prudential Annuity Service Center
       P.O. Box 7960
       Philadelphia, PA  19101


--------------------------------------------------------------------------------


THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN STRATEGIC PARTNERS ANNUITY ONE IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

CONTENTS



              PART I: STRATEGIC PARTNERS ANNUITY ONE PROSPECTUS
              SUMMARY
                          Glossary.......................................................................
                          Summary........................................................................
                          Summary of Contract Expenses...................................................
                          Expense Examples...............................................................


              PART II: STRATEGIC PARTNERS ANNUITY ONE PROSPECTUS
              SECTIONS 1-9

                    Section 1: What Is The Strategic Partners Annuity One Variable Annuity?..............
                          Short Term Cancellation Right or "Free Look"...................................

                    Section 2: What Investment Options Can I Choose?.....................................
                          Variable Investment Options....................................................
                          Fixed Interest Rate Options ...................................................
                          Transfers Among Options........................................................
                          Dollar Cost Averaging..........................................................
                          Asset Allocation Program.......................................................
                          Auto-Rebalancing...............................................................
                          Voting Rights..................................................................
                          Substitution...................................................................

                    Section 3: What Kind Of Payments Will I Receive During The Income
              Phase? (Annuitization).....................................................................
                          Payment Provisions Without the Guaranteed Minimum Income Benefit...............
                                Option 1: Annuity Payments for a Fixed Period............................
                                Option 2: Life Annuity with 120 Payments (10 Years) Certain..............
                                Option 3: Interest Payment Option........................................
                                Other Annuity Options....................................................
                          Guaranteed Minimum Income Benefit .............................................
                                GMIB Option 1 - Single Life Payout Option................................
                                GMIB Option 2 - Joint Life Payout Option.................................

                    Section 4: What is the Death Benefit?................................................
                          Beneficiary....................................................................
                          Calculation of the Death Benefit...............................................
                          Payout Options.................................................................

                    Section 5: How Can I Purchase A Strategic Partners Annuity One Contract?.............
                          Purchase Payments..............................................................
                          Allocation of Purchase Payments................................................
                          Credits........................................................................
                          Calculating Contract Value.....................................................

                    Section 6: What Are The Expenses Associated With The Strategic
              Partners Annuity One Contract?.............................................................
                          Insurance and Administrative Charge............................................
                          Guaranteed Minimum Income Benefit Charge.......................................
                          Annual Contract Fee............................................................
                          Withdrawal Charge..............................................................
                          Premium Taxes..................................................................
                          Transfer Fee...................................................................
                          Company Taxes..................................................................

                    Section 7: How Can I Access My Money?................................................
                          Withdrawals During the Accumulation Phase......................................
                          Automated Withdrawals..........................................................
                          Suspension of Payments or Transfers............................................


                    Section 8: What Are The Tax Considerations Associated With
                      The Strategic Partners Annuity One Contract?.......................................
                          Contracts Owned by Individuals (Not Associated with Tax Favored Retirement
                            Plans........................................................................
                               Taxes Payable by You......................................................
                               Taxes on Withdrawals and Surrender........................................
                               Taxes on Annuity Payments.................................................
                               Penalty Taxes on Withdrawals and Annuity Payments.........................
                               Taxes Payable by Beneficiaries............................................
                               Withholding of Tax from Distributions.....................................
                               Annuity Qualification.....................................................
                               Additional Information....................................................
                          Contracts Held by Tax-Favored Plans............................................
                               Types of Tax Favored Plans................................................
                               Minimum Distribution Option...............................................
                               Withholding
                               ERISA Disclosure/Requirements.............................................
                               Additional Information....................................................

                    Section 9: Other Information.........................................................
                          Pruco Life Insurance Company...................................................
                          The Separate Account...........................................................
                          Sale and Distribution of the Contract..........................................
                          Assignment.....................................................................
                          Financial Statements...........................................................
                          Statement of Additional Information............................................
                          IRA Disclosure Statement


               PART III: VARIABLE INVESTMENT OPTIONS' PROSPECTUSES
              ---------------------------------------------------
               THE PRUDENTIAL SERIES FUND, INC.
                    Prudential Global Portfolio
                    Prudential Jennison Portfolio
                    Prudential Money Market Portfolio
                    Prudential Stock Index Portfolio
                    SP Aggressive Growth Asset Allocation Portfolio
                    SP AIM Aggressive Growth Portfolio
                    SP AIM Growth and Income Portfolio
                    SP Alliance Large Cap Growth Portfolio
                    SP Alliance Technology Portfolio
                    SP Balanced Asset Allocation Portfolio
                    SP Conservative Asset Allocation Portfolio
                    SP Davis Value Portfolio
                    SP Deutsche International Equity Portfolio
                    SP Growth Asset Allocation Portfolio
                    SP INVESCO Small Company Growth Portfolio
                    SP Jennison International Growth Portfolio
                    SP Large Cap Value Portfolio
                    SP MFS Capital Opportunities Portfolio
                    SP MFS Mid Cap Growth Portfolio
                    SP PIMCO High Yield Portfolio
                    SP PIMCO Total Return Portfolio
                    SP Prudential U.S. Emerging Growth Portfolio
                    SP Small/Mid Cap Value Portfolio
                    SP Strategic Partners Focused Growth Portfolio

                JANUS ASPEN SERIES
                       Growth Portfolio - Service Shares


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                                       5
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PART I SUMMARY


STRATEGIC PARTNERS ANNUITY ONE PROSPECTUS


[PHOTO]



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                                       7
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GLOSSARY

WE HAVE TRIED TO MAKE THIS PROSPECTUS AS EASY TO READ AND UNDERSTAND AS POSSIBLE. BY THE NATURE OF THE CONTRACT, HOWEVER, CERTAIN TECHNICAL WORDS OR TERMS ARE UNAVOIDABLE. WE HAVE IDENTIFIED THE FOLLOWING AS SOME OF THESE WORDS OR TERMS.

ACCUMULATION PHASE

The period that begins with the contract date (which we define below) and ends when you start receiving income payments, or earlier if the contract is terminated through a full withdrawal or payment of a death benefit.

ADJUSTED CONTRACT VALUE

When you begin receiving income payments, the value of your contract minus (i) any charge we impose for premium taxes and (ii) if you have chosen the Contract With Credit, any credit that has not yet vested.

ANNUITANT

The person whose life determines the amount of income payments that we will pay.

ANNUITY DATE

The date when income payments are scheduled to begin.

BENEFICIARY

The person(s) or entity you have chosen to receive a death benefit.

CONTRACT DATE

The date on which we credit your initial purchase payment. We will credit the initial purchase payment to your contract within two business days from the day on which we receive your payment and all necessary paperwork in good order at the Prudential Annuity Service Center. Contract anniversaries are measured from the contract date. A contract year starts on the contract date or on a contract anniversary.

CONTRACT OWNER, OWNER, OR YOU

The person entitled to the ownership rights under the contract.

CONTRACT VALUE

This is the total value of your contract, equal to the sum of the values of your investment in each investment option you have chosen. Your contract value will go up or down based on the performance of the investment options you choose.

CONTRACT WITH CREDIT


A version of the annuity contract that provides for a bonus credit with each purchase payment that you make, has higher withdrawal charges and a longer withdrawal charge period, and has no fixed rate investment options available.


CONTRACT WITHOUT CREDIT


A version of the annuity contract that does not provide a credit, has lower withdrawal charges and a shorter withdrawal charge period, and offers two fixed rate investment options: a one-year fixed rate option and a dollar cost averaging fixed rate option.

CREDIT


If you choose the Contract With Credit (which we previously defined), this is the bonus amount that we allocate to your account each time you make a purchase payment. The amount of the credit is a percentage of the purchase payment. The credit is subject to a vesting schedule, which means that if you withdraw all or part of a purchase payment within a certain period, or you begin the income phase or we pay a death benefit during that period, we may take back all or part of the credit. See "How Can I Purchase A Strategic Partners Annuity One Contract" on page __.


DEATH BENEFIT

If the sole or last surviving owner dies, the beneficiary you designate will receive, at a minimum, the total amount invested or a potentially greater amount related to market appreciation. A guaranteed minimum death benefit is available for an additional charge.

FIXED INTEREST RATE OPTIONS

Under the Contract Without Credit (which we previously defined), these are investment options that offer a fixed rate of interest for either a one-year period (fixed rate option) or a selected period during which periodic transfers are made to selected variable investment options (dollar cost averaging fixed rate option). The fixed interest rate options are available only with the Contract Without Credit.

GUARANTEED MINIMUM DEATH BENEFIT

An optional feature available for an additional charge that guarantees that the death benefit that the beneficiary receives will be no less than a certain "protected value". Depending upon the terms of your contract, the protected value for the guaranteed minimum death benefit may equal the "roll-up value," the "step-up value," or the larger of the two. We define these terms below.

GUARANTEED MINIMUM INCOME BENEFIT

An optional feature that may be available for an additional charge that guarantees that the income payments you receive during the income phase will be no less than a certain "protected value". Currently, the protected value for the guaranteed minimum income benefit is equal to the "roll-up value," which we define below.

INCOME OPTIONS

Options under the contract that define the frequency and duration of income payments. In your contract, we also refer to these as payout or annuity options.

INCOME PHASE

The period in which you receive income payments under the contract.

INVESTED PURCHASE PAYMENTS

Your purchase payments (which we define below) less any deduction we make for any premium or other tax charge.

JOINT OWNER

The person named as the joint owner, who shares ownership rights with the owner as defined in the contract.

NET PURCHASE PAYMENTS

Your total purchase payments (which we define below) less any withdrawals you have made.

PROTECTED VALUE

If you choose a guaranteed minimum death benefit and/or guaranteed minimum income benefit, the guaranteed amount of the benefit. If both the guaranteed minimum death benefit and the guaranteed minimum income benefit are available to you and you choose both of these options, the protected value of each may be different. Depending upon the terms of your contract, the protected value of the guaranteed minimum death benefit may equal the "roll-up value," the "step-up value," or the greater of the two. The protected value of the guaranteed minimum income benefit, if available, will equal the "roll-up value."

PRUDENTIAL ANNUITY SERVICE CENTER

For general correspondence: P.O. Box 7960, Philadelphia, PA 19101. For express overnight mail: 2101 Welsh Road, Dresher, PA 19025. The telephone number is 800-PRU-2888.

PURCHASE PAYMENTS

The amount of money you pay us to purchase the contract. With some restrictions, you can make additional purchase payments at any time during the accumulation phase.

ROLL-UP VALUE

The total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a cap of 200% of all invested purchase payments and to certain age restrictions. Both the roll-up and the cap are reduced proportionally by withdrawals. Depending upon the terms of your contract and what options you choose, we may use the roll-up value to compute the protected value of the guaranteed minimum death benefit and/or the guaranteed minimum income benefit.

SEPARATE ACCOUNT

We hold your purchase payments allocated to the variable investment options in a separate account called the Pruco Life Flexible Premium Variable Annuity Account. The separate account is set apart from all of the general assets of Pruco Life.


STATEMENT OF ADDITIONAL INFORMATION



A document containing certain additional information about the Strategic Partners Annuity One variable annuity. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.


STEP-UP VALUE

The highest value of the contract on any contract anniversary date, subject to certain age restrictions. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by withdrawals. Depending upon the terms of your contract and what options you choose, we may use the step-up value to compute the protected value of the guaranteed minimum death benefit.

TAX DEFERRAL


This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your contract earnings until you take money out of your contract. You should be aware that tax favored plans (such as IRAs) already provide tax deferral regardless whether they invest in annuity contracts. See "What Are the Tax Considerations Associated with the Strategic Partners Annuity One Contract," page __.


VARIABLE INVESTMENT OPTION

When you choose a variable investment option, we purchase shares of the mutual fund which are held as an investment for that option. We hold these shares in the separate account. The division of the separate account of Pruco Life that invests in a particular mutual fund is referred to in your contract as a subaccount.

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SUMMARY FOR SECTIONS 1-9

FOR A MORE COMPLETE DISCUSSION OF THE FOLLOWING TOPICS, SEE THE CORRESPONDING
SECTION IN PART II OF THE PROSPECTUS.


SECTION 1



WHAT IS THE STRATEGIC PARTNERS ANNUITY ONE VARIABLE ANNUITY?



The Strategic Partners Annuity One variable annuity is a contract between you, the owner, and us, the insurance company, Pruco Life Insurance Company (Pruco Life, we or us). The contract allows you to invest on a tax-deferred basis in one or more of 25 variable investment options. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit.



There are two versions of the Strategic Partners Annuity One variable annuity.


-    Contract With Credit. One version of the contract:

       - provides for a bonus credit that we add to each purchase payment that you make,


       - has higher withdrawal charges and a longer withdrawal charge period, and


       -      has no fixed rate investment options available.

     We call this version the "Contract With Credit."

-    Contract Without Credit.  The other version of the contract:

       -      does not provide a credit,


       - has lower withdrawal charges and a shorter withdrawal charge period, and


       - offers two fixed rate investment options: a one-year fixed rate option and a dollar cost averaging fixed rate option.

     We call this version the "Contract Without Credit".

Unless we state otherwise, when we use the word contract, it applies to both versions.

The variable investment options available under the contract offer the opportunity for a favorable return. However, this is NOT guaranteed. It is possible, due to market changes, that your investments may decrease in value.

The fixed interest rate options available under the Contract Without Credit offer a guaranteed interest rate. While your money is allocated to one of these options, your principal amount will not decrease and we guarantee that your money will earn at least 3% in interest annually. Payments you allocate to the fixed interest rate options become part of Pruco Life's general assets.

You can invest your money in any or all of the variable investment options and (under the Contract Without Credit) the fixed interest rate options. You may make up to 12 free transfers each contract year among the variable investment options. For the Contract Without Credit, certain restrictions apply to transfers involving the fixed interest rate options.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase.

- During the accumulation phase, any earnings grow on a tax-deferred basis and are generally only taxed as income when you make a withdrawal.

- The income phase starts when you begin receiving regular payments from your contract.

The amount of money you are able to accumulate in your contract during the accumulation phase will help determine the amount you will receive during the income phase. Other factors will affect the amount of your payments, such as age, gender, and the payout option you select.

The contract offers a choice of death benefit options. A guaranteed minimum income benefit may also be available to you.


If you change your mind about owning Strategic Partners Annuity One, you may cancel your contract within 10 days after receiving it (or whatever period is required under applicable state law). We call this the "Free Look" period.


SECTION 2

WHAT INVESTMENT OPTIONS CAN I CHOOSE?

You can invest your money in any or all of the following variable investment options:

The Prudential Series Fund
       Prudential Global Portfolio
       Prudential Jennison Portfolio
       Prudential Money Market Portfolio
       Prudential Stock Index Portfolio
       SP Aggressive Growth Asset Allocation Portfolio
       SP AIM Aggressive Growth Portfolio
       SP AIM Growth and Income Portfolio
       SP Alliance Large Cap Growth Portfolio
       SP Alliance Technology Portfolio
       SP Balanced Asset Allocation Portfolio
       SP Conservative Asset Allocation Portfolio
       SP Davis Value Portfolio
       SP Deutsche International Equity Portfolio
       SP Growth Asset Allocation Portfolio
       SP INVESCO Small Company Growth Portfolio
       SP Jennison International Growth Portfolio
       SP Large Cap Value Portfolio
       SP MFS Capital Opportunities Portfolio
       SP MFS Mid Cap Growth Portfolio
       SP PIMCO High Yield Portfolio
       SP PIMCO Total Return Portfolio
       SP Prudential U.S. Emerging Growth Portfolio
       SP Small/Mid Cap Value Portfolio
       SP Strategic Partners Focused Growth Portfolio

Janus Aspen Series
       Growth Portfolio - Service Shares

Depending upon market conditions, you may earn or lose money in any of these options. The value of your contract will fluctuate depending upon the performance of the mutual fund portfolios used by the variable investment options that you choose. Performance information for the variable investment options appears in the Statement of Additional Information (SAI). Past performance is not a guarantee of future results.

If you choose the Contract Without Credit, two guaranteed fixed interest rate options are also available:

- The one-year fixed rate option offers an interest rate that is guaranteed by us for one year and will always be at least 3% per year.

- The dollar cost averaging fixed rate option offers an interest rate that is guaranteed by us for a selected period during which we make periodic transfers from this option to the variable investment options you select. We guarantee that the interest rate for dollar cost averaging fixed rate option will always be at least 3% per year.

SECTION 3

WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE? (ANNUITIZATION)

If you want to receive regular income from your annuity, you can choose one of several options, including guaranteed payments for the annuitant's lifetime. Generally, once you begin receiving regular payments, you cannot change your payment plan.

For an additional fee, you may also choose, if it is available under your contract, the guaranteed minimum income benefit. See "What Kind Of Payments Will I Receive During the Income Phase" on page __.

SECTION 4

WHAT IS THE DEATH BENEFIT?

If the sole owner, or last surviving of the owner and joint owner, dies before the income phase of the contract begins, the person(s) or entity that you have chosen as your beneficiary will receive, at a minimum, the greater of (i) the contract value, (ii) either the base death benefit or, for a higher insurance charge, a potentially larger guaranteed minimum death benefit. The base death benefit equals the total amount invested adjusted for withdrawals. The guaranteed minimum death benefit is equal to a "protected value" that depends upon which of the following guaranteed minimum death benefit options you choose:

- the highest value of the contract on any contract anniversary, which we call the "step-up value";

- the total amount you invest increased by a guaranteed rate of return, which we call the "roll-up value"; or

-      the greater of the step-up value or roll-up value.

Depending upon the terms of your contract, not all guaranteed death benefit options may be available. See "What is the Death Benefit" on page __.

SECTION 5


HOW CAN I PURCHASE A STRATEGIC PARTNERS ANNUITY ONE CONTRACT?


Under most circumstances, you can purchase this contract with a minimum initial purchase payment of $10,000. Generally, you can make additional purchase payments of $1,000 or more at any time during the accumulation phase of the contract. Your representative can help you fill out the proper forms. The Contract With Credit provides for the allocation of a credit with each purchase payment.

SECTION 6


WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE
CONTRACT?


The contract has insurance features and investment features, both of which have related cost and charges.

- Each year we may deduct a contract maintenance charge. Currently, if your contract value is $50,000 or more, we do not deduct such a charge. If your contract value is less than $50,000, we deduct a charge equal to $30 or, if your contract value is less than $1,500, equal to 2% of your contract value.

- For insurance and administrative costs, we also deduct a daily charge based on the average daily value of all assets allocated to the variable investment options, depending on the death benefit option that you choose. The daily charge is equivalent to an annual charge of:

       -      1.40%  if you do not choose the guaranteed minimum death benefit,

       - 1.60% if you choose the roll-up or step-up guaranteed minimum death benefit option, and

       - 1.70% if you choose the guaranteed minimum death benefit option of the greater of the roll-up or step-up.

- We will make an additional charge if you choose the guaranteed minimum income benefit. We deduct this annual charge from your contract value on the contract anniversary and upon certain other events. Currently, only the roll-up guaranteed minimum income benefit option is available. The charge for this benefit is equal to 0.25% of the roll-up value. In the future, we may also offer other options, for which different charges may apply.

- A few states and jurisdictions assess a premium tax when you begin receiving regular income payments from your annuity. In those states, we will assess the required premium tax charge, which can range up to 5% of your contract value.

- The mutual funds in which the variable investment options invest also incur fees and expenses. These daily charges currently range on an annual basis from 0.39% to 1.30% of a fund's average daily net assets.

- If, after making a purchase payment, you withdraw money (or you begin the income phase) less than:

       -      nine years later, if you purchase the Contract With Credit, or

       -      seven years later, if you purchase the Contract Without Credit,

       then you may have to pay a withdrawal charge on all or part of the withdrawal. This charge ranges from 1-7%.


For more information, including details about other possible charges under the contract, see "Summary of Contract Expenses" on page __ and "What Are The Expenses Associated With The Strategic Partners Annuity One Contract?" on page
__.


SECTION 7

HOW CAN I ACCESS MY MONEY?

You may withdraw money at any time during the accumulation phase. If you do so, however, you may be subject to income tax and, if you make a withdrawal prior to age 59 1/2, an additional tax penalty as well. If you withdraw money less than nine years (for the Contract With Credit) or seven years (for the Contract Without Credit) after making a purchase payment, we may impose a withdrawal charge. In addition, if you purchase a Contract With Credit, we may take back any credit that has not vested that corresponds to the purchase payment(s) you withdraw.

SECTION 8


WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE CONTRACT?


Your earnings are generally not taxed until you withdraw them. If you take money out during the accumulation phase, the tax laws treat the withdrawal as first a withdrawal of earnings, which are taxed as income. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings in addition to ordinary taxation. A portion of the payments you receive during the income phase is considered a return of your original investment and therefore will not be taxable as income. Generally, all amounts withdrawn from an Individual Retirement Annuity (IRA) contracts prior to age 59 1/2 are taxable and subject to the 10% penalty.

SECTION 9

OTHER INFORMATION

This contract is issued by Pruco Life, a subsidiary of the Prudential Insurance Company of America, and sold by registered representatives.

SUMMARY OF CONTRACT EXPENSES


THE PURPOSE OF THIS SUMMARY IS TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES YOU WILL PAY FOR STRATEGIC PARTNERS ANNUITY ONE. THIS SUMMARY INCLUDES THE 1999 EXPENSES OF THE MUTUAL FUNDS USED BY THE VARIABLE INVESTMENT OPTIONS (OR FOR THOSE FUNDS THAT DID NOT BEGIN OPERATING UNTIL AFTER 1999, ESTIMATED EXPENSES) BUT DOES NOT INCLUDE ANY CHARGE FOR PREMIUM TAXES THAT MIGHT BE APPLICABLE IN YOUR STATE.



The chart below summarizes maximum charges for Strategic Partners Annuity One. For more detailed information, including additional information about current and maximum charges, see "What Are The Expenses Associated With The Strategic Partners Annuity One Contract?" on page __. For more detailed expense information about the mutual funds, please refer to the individual fund prospectuses, which you will find attached at the back of this prospectus.




                                                                                                   Contract     Contract
                                                                                                      With       Without
                                                                                                     Credit      Credit
                                                                                                    --------    --------
             Withdrawal Charge (See Note 1 below)
             -----------------------------------
                       Number of contract
                       anniversaries since
                       purchase payment
             -----------------------------------

                              0                                                                        7%          7%
                              1                                                                        7%          6%
                              2                                                                        7%          5%
                              3                                                                        6%          4%
                              4                                                                        5%          3%
                              5                                                                        4%          2%
                              6                                                                        3%          1%
                              7                                                                        2%          0%
                              8                                                                        1%          0%
                              9                                                                        0%          0%
                                                                                                       --          --

                                                                                                        All Contracts
                                                                                                       ---------------
             Maximum Transfer Fee
             --------------------
                  first 12 transfers per contract year                                                        $0
                  each transfer after the first 12 in a contract year (see Note 2 below)                     $30

             Maximum Annual Contract Fee And Contract Charge Upon Full
             ---------------------------------------------------------
             Withdrawal
             ----------
                 (see Note 3 below)                                                                          $60

             Insurance And Administrative  Expenses
             --------------------------------------
                  As A Percentage Of Average Account Value Allocated To
                  Variable Investment Options
                  Base Death Benefit:                                                                       1.40%
                  Guaranteed Minimum Death Benefit Option - Roll-Up or
                  Step-Up:                                                                                  1.60%
                  Guaranteed Minimum Death Benefit Option - Greater of
                  Roll-Up and Step-Up:                                                                      1.70%


             Annual Guaranteed Minimum Income Benefit Charge
             -----------------------------------------------
                 And Charge Upon Certain Withdrawals (see Note 4 below)                               0.25% of the "roll-up
                 ------------------------------------                                               value" (see Note 4 below)


NOTE 1: Each contract year, you may withdraw up to 10% of your net purchase payments without paying a withdrawal charge. We will waive the withdrawal fee if we pay a death benefit or certain other circumstances. See "Withdrawal Charge" on page __.


NOTE 2: Currently we charge $25 for each transfer after the twelfth in a contract year. We can raise that charge up to a maximum of $30, as shown in the above table, but have no current intention to do so. We will not charge you for transfers made in connection with Dollar Cost Averaging and Auto-Rebalancing and do not count them toward the limit of 12 free transfers per year.



NOTE 3: As shown in the table above, we have the right to assess a fee of up to $60 annually and at the time of full withdrawal. Currently, we do not assess this fee if your contract value is at least $50,000. If your contract value is at least $1,500 but less than

$50,000, we currently assess a fee of $30. If your contract value is less than $1,500, we currently assess a lower fee, equal to 2% of your contract value. Although we could raise these fees up to the maximum of $60, we have no current intention to do so.



NOTE 4: We impose this charge only if you choose the guaranteed minimum income benefit. See "Guaranteed Minimum Income Benefit," on page __. This charge is equal to 0.25% of the "roll-up value." Subject to certain age restriction, the roll-up value is the total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a 200% cap. Both the roll-up value and the cap are reduced proportionally by withdrawals. We assess this fee annually. We also assess this fee if you make a full withdrawal, but prorate the fee to reflect a partial rather than full year. If you make a partial withdrawal, we will assess the prorated fee if the remaining contract value after the withdrawal would be less than the amount of the prorated fee; otherwise we will not assess the fee at that time. In the future, we may make other guaranteed minimum income benefit options available. Those other options may involve different fees.


NOTES FOR ANNUAL MUTUAL FUND EXPENSES (APPEARING ON PAGE __)


These are the historical fund expenses for the year ended December 31, 1999, except as indicated. Fund expenses are not fixed or guaranteed by the Strategic Partners Annuity One contract and will vary from year to year.



(1) THE PRUDENTIAL SERIES FUND: Because this is the first year of operation for all "SP" Portfolios, other expenses are estimated based on management's projection of non-advisory fee expenses. Each "SP" Portfolio has expense reimbursements in effect, and the table shows total expenses both with and without these expense reimbursements. These expense reimbursements are voluntary and may be terminated at any time.



(2) Each Asset Allocation Portfolio of The Prudential Series Fund invests in a combination of underlying portfolios of The Prudential Series Fund. The Total Expenses and Total Expenses After Expense Reimbursement for each Asset Allocation Portfolio are calculated as a blend of the advisory fees of the underlying portfolios, plus a 0.05% advisory fee payable to the investment adviser, Prudential Investments Fund Management LLC.



(3) JANUS ASPEN SERIES GROWTH PORTFOLIO- SERVICE SHARES: Expenses are based on the estimated expenses that the new Service Shares Class of the Growth Portfolio expects to incur in its first fiscal year. Janus Aspen Series maintains a distribution plan, or "12b-1 Plan", for this class of shares under which an annual fee of 0.25% of the class's average daily net assets is paid to the class distributor. This fee is discussed in the Janus Aspen Series prospectus.

ANNUAL MUTUAL FUND EXPENSES (AFTER REIMBURSEMENT, IF ANY):
AS A PERCENTAGE OF EACH FUND'S AVERAGE DAILY NET ASSETS



                                                                                                              TOTAL EXPENSES AFTER
                                                          INVESTMENT          OTHER                           EXPENSE
                                                          ADVISORY FEES       EXPENSES     TOTAL EXPENSES     REIMBURSEMENT*
THE PRUDENTIAL SERIES FUND(1)
-----------------------------------------------------------------------------------------------------------------------------------
         Prudential Global Portfolio                         0.75%               0.09%        0.84%              0.84%
         Prudential Jennison Portfolio                       0.60%               0.03%        0.63%              0.63%
         Prudential Money Market Portfolio                   0.40%               0.02%        0.42%              0.42%
         Prudential Stock Index Portfolio                    0.35%               0.04%        0.39%              0.39%
         SP Aggressive Growth Asset Allocation Portfolio (2) 0.84%               0.64%        1.48%              1.04%
         SP AIM Aggressive Growth Portfolio                  0.95%               0.50%        1.45%              1.07%
         SP AIM Growth and Income Portfolio                  0.85%               0.38%        1.23%              1.00%
         SP Alliance Large Cap Growth Portfolio              0.90%               0.30%        1.20%              1.10%
         SP Alliance Technology Portfolio                    1.15%               0.47%        1.62%              1.30%
         SP Balanced Asset Allocation Portfolio (2)          0.75%               0.51%        1.26%              0.92%
         SP Conservative Asset Allocation Portfolio (2)      0.71%               0.60%        1.31%              0.87%
         SP Davis Value Portfolio                            0.75%               0.31%        1.06%              0.83%
         SP Deutsche International Equity Portfolio          0.90%               0.77%        1.67%              1.10%
         SP Growth Asset Allocation Portfolio (2)            0.80%               0.51%        1.31%              0.97%
         SP INVESCO Small Company Growth Portfolio           0.95%               0.59%        1.54%              1.15%
         SP Jennison International Growth Portfolio          0.85%               0.99%        1.84%              1.24%
         SP Large Cap Value Portfolio                        0.80%               0.34%        1.14%              0.90%
         SP MFS Capital Opportunities Portfolio              0.75%               0.39%        1.14%              1.00%
         SP MFS Mid Cap Growth Portfolio                     0.80%               0.52%        1.32%              1.00%
         SP PIMCO High Yield                                 0.60%               0.77%        1.37%              0.82%
         SP PIMCO Total Return Portfolio                     0.60%               0.57%        1.17%              0.76%
         SP Prudential U.S. Emerging Growth Portfolio        0.60%               0.52%        1.12%              0.90%
         SP Small/Mid Cap Value Portfolio                    0.90%               0.68%        1.58%              1.05%
         SP Strategic Partners Focused Growth Portfolio      0.90%               0.42%        1.32%              1.01%




                                                     INVESTMENT
                                                     ADVISORY            12b-1        OTHER
                                                     FEES                FEE(2)       EXPENSES     TOTAL EXPENSES

----------------------------------------------------
JANUS ASPEN SERIES(3)
----------------------------------------------------
         Growth Portfolio - Service Shares           0.65%               0.25%        0.02%         0.92%


* Reflects fee waivers and reimbursement of expenses, if any. See notes on page
__.

The "Expense Examples" on the following pages are calculated using the figures in the "Total Actual Expenses After Expense Reimbursement" column in the above table.

EXPENSE EXAMPLES


THESE EXAMPLES WILL HELP YOU COMPARE THE FEES AND EXPENSES OF THE DIFFERENT VARIABLE INVESTMENT OPTIONS OFFERED BY STRATEGIC PARTNERS ANNUITY ONE. YOU CAN ALSO USE THE EXAMPLES TO COMPARE THE COST OF STRATEGIC PARTNERS ANNUITY ONE WITH OTHER VARIABLE ANNUITY CONTRACTS.



Example 1a: Contract Without Credit, Base Death Benefit, and You Withdraw All Your Assets



This example assumes that:



-      You invest $10,000 in the Contract Without Credit;



- You do not choose a Guaranteed Minimum Death Benefit Option or Guaranteed Minimum Income Benefit Option;



- You allocate all of your assets to only one of the variable investment options;



-      The investment has a 5% return each year;


-      The mutual fund's operating expenses remain the same each year; and

-      You withdraw all your assets the end of the indicated period.


Example 1b: Contract Without Credit, Base Death Benefit, and You Do Not Withdraw Your Assets


This example makes exactly the same assumptions as Example 1a except that it assumes that you do not withdraw any of your assets at the end of the indicated period.


Example 2a: Contract Without Credit, Greater of Roll-up or Step-up Guaranteed Minimum Death Benefit Option, Guaranteed Minimum Income Benefit, and You Withdraw All Your Assets



This example assumes that:



-      You invest $10,000 in the Contract Without Credit;



- You choose Guaranteed Minimum Death Benefit Option that provides the greater of the step-up or roll-up death benefit;



-      You choose the Guaranteed Minimum Income Benefit Option;



- You allocate all of your assets to only one of the variable investment options;



-      The investment has a 5% return each year;


-      The mutual fund's operating expenses remain the same each year; and

-      You withdraw all your assets the end of the indicated period.


Example 2b: Contract Without Credit, Greater of Roll-up or Step-up Guaranteed Minimum Death Benefit Option, Guaranteed Minimum Income Benefit, and You Do Not Withdraw Your Assets



This example makes exactly the same assumptions as Example 2a except that it assumes that you do not withdraw any of your assets at the end of the indicated period.



Example 3a: Contract With Credit, Base Death Benefit, and You Withdraw All Your Assets

This example makes exactly the same assumptions as Example 1a except that it assumes that you invest in the Contract With Credit.



Example 3b: Contract With Credit, Base Death, and You Do Not Withdraw Your
Assets



This example makes exactly the same assumptions as Example 1b except that it assumes that you invest in the Contract With Credit



Example 4a: Contract With Credit, Greater of Roll-up or Step-up Guaranteed Minimum Death Benefit Option, Guaranteed Minimum Income Benefit, and You Withdraw All Your Assets



This example makes exactly the same assumptions as Example 2a except that it assumes that you invest in the Contract With Credit;



Example 4b: Contract With Credit, Greater of Roll-up or Step-up Guaranteed Minimum Death Benefit Option, Guaranteed Minimum Income Benefit, and You Do Not Withdraw Your Assets



This example makes exactly the same assumptions as Example 2b except that it assumes that you invest in the Contract With Credit.


Your actual costs may be higher or lower, but examples of what your costs would be based on these assumptions appear on the following page.

NOTES FOR EXPENSE EXAMPLES:

THESE EXAMPLES DO NOT SHOW PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE HIGHER OR LOWER.


- These examples assume that the current expense reimbursements remain in effect during the life of the contract. If the expense reimbursements terminated, expenses could increase.



- The charges shown in the 10 year column are the same for Example 1a and Example 1b, the same for Example 2a and 2b, the same for Example 3a and 3b, and the same for Example 4a and 4b. This is because if 10 years have elapsed since your last purchase payment, we would no longer deduct withdrawal charges when you make a withdrawal or begin the income phase of your contract.



- If your contract value is less than $50,000 on your contract anniversary (or upon a full withdrawal), we deduct $30 or, if your contract value is less than $1,500, a lower amount equal to 2% of your contract value. The examples use an average annual contract fee, which we calculated based on our estimate of the total contract fees we expect to collect in the initial year of this contract. Based on these estimates, the annual contract fee is included as an annual charge of 0.05% of contract value.



- Your actual fees will vary based on the amount of your contract and your specific allocation among the investment options.


- The examples do not reflect premium taxes. We may apply a charge for premium taxes depending on what state you live in.


EXPENSE EXAMPLE FOR THE CONTRACT WITHOUT CREDIT: BASE DEATH BENEFIT; NO
GUARANTEED MINIMUM INCOME BENEFIT
EXAMPLE 1a: IF YOU WITHDRAW YOUR ASSETS

                                                                     1 YR        3 YRS         5 YRS         10 YRS
THE PRUDENTIAL SERIES FUND
---------------------------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                                   $862        $1165         $1495         $2626
       Prudential Jennison Portfolio                                 $841        $1102         $1389         $2410
       Prudential Money Market Portfolio                             $820        $1038         $1281         $2190
       Prudential Stock Index Portfolio                              $817        $1029         $1265         $2159
       SP Aggressive Growth Asset Allocation Portfolio               $882        $1226         $1596         $2826
       SP AIM Aggressive Growth Portfolio                            $885        $1235         $1610         $2856
       SP AIM Growth and Income Portfolio                            $878        $1214         $1576         $2786
       SP Alliance Large Cap Growth Portfolio                        $888        $1243         $1625         $2885
       SP Alliance Technology Portfolio                              $908        $1303         $1724         $3080
       SP Balanced Asset Allocation Portfolio                        $870        $1189         $1535         $2706
       SP Conservative Asset Allocation Portfolio                    $870        $1190         $1537         $2713
       SP Davis Value Portfolio                                      $861        $1162         $1490         $2615
       SP Deutsche International Equity Portfolio                    $888        $1243         $1625         $2885
       SP Growth Asset Allocation Portfolio                          $875        $1205         $1561         $2756
       SP INVESCO Small Company Growth Portfolio                     $893        $1258         $1650         $2934
       SP Jennison International Growth Portfolio                    $902        $1285         $1695         $3022
       SP Large Cap Value Portfolio                                  $868        $1183         $1525         $2686
       SP MFS Capital Opportunities Portfolio                        $878        $1214         $1576         $2786
       SP MFS Mid Cap Growth Portfolio                               $878        $1214         $1576         $2786
       SP PIMCO High Yield Portfolio                                 $860        $1159         $1485         $2605
       SP PIMCO Total Return Portfolio                               $854        $1141         $1455         $2544
       SP Prudential U.S. Emerging Growth Portfolio                  $868        $1183         $1525         $2686
       SP Small/Mid Cap Value Portfolio                              $883        $1229         $1601         $2836
       SP Strategic Partners Focused Growth Portfolio                $879        $1217         $1581         $2796

JANUS ASPEN SERIES
---------------------------------------------------------------------------------------------------------------------------
       Growth Portfolio - Service Shares                             $870        $1189         $1535         $2706





------------------------------------------------------------------------------------------
EXAMPLE 1b:
IF YOU DO NOT WITHDRAW YOUR ASSETS

                                                                     1 YR         3 YRS        5 YRS         10 YRS
THE PRUDENTIAL SERIES FUND
---------------------------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                                   $232         $715         $1225         $2626
       Prudential Jennison Portfolio                                 $211         $652         $1119         $2410
       Prudential Money Market Portfolio                             $190         $588         $1011         $2190
       Prudential Stock Index Portfolio                              $187         $579         $995          $2159
       SP Aggressive Growth Asset Allocation Portfolio               $252         $776         $1326         $2826
       SP AIM Aggressive Growth Portfolio                            $255         $785         $1340         $2856
       SP AIM Growth and Income Portfolio                            $248         $764         $1306         $2786
       SP Alliance Large Cap Growth Portfolio                        $258         $793         $1355         $2885
       SP Alliance Technology Portfolio                              $278         $853         $1454         $3080
       SP Balanced Asset Allocation Portfolio                        $240         $739         $1265         $2706
       SP Conservative Asset Allocation Portfolio                    $240         $740         $1267         $2713
       SP Davis Value Portfolio                                      $231         $712         $1220         $2615
       SP Deutsche International Equity Portfolio                    $258         $793         $1355         $2885
       SP Growth Asset Allocation Portfolio                          $245         $755         $1291         $2756
       SP INVESCO Small Company Growth Portfolio                     $263         $808         $1380         $2934
       SP Jennison International Growth Portfolio                    $272         $835         $1425         $3022
       SP Large Cap Value Portfolio                                  $238         $733         $1255         $2686
       SP MFS Capital Opportunities Portfolio                        $248         $764         $1306         $2786
       SP MFS Mid Cap Growth Portfolio                               $248         $764         $1306         $2786
       SP PIMCO High Yield Portfolio                                 $230         $709         $1215         $2605
       SP PIMCO Total Return Portfolio                               $224         $691         $1185         $2544
       SP Prudential U.S. Emerging Growth Portfolio                  $238         $733         $1255         $2686
       SP Small/Mid Cap Value Portfolio                              $253         $779         $1331         $2836
       SP Strategic Partners Focused Growth Portfolio                $249         $767         $1311         $2796

JANUS ASPEN SERIES
       Growth Portfolio - Service Shares                             $240         $739         $1265         $2706



These examples do not show past or future expenses. Actual expenses may be higher or lower.

CONTRACT WITHOUT CREDIT: GREATER OF ROLL-UP OR STEP-UP GUARANTEED MINIMUM DEATH BENEFIT OPTION; GUARANTEED MINIMUM INCOME BENEFIT
EXAMPLE 2a: IF YOU WITHDRAW YOUR ASSETS



                                                                     1 YR        3 YRS         5 YRS         10 YRS
THE PRUDENTIAL SERIES FUND
---------------------------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                                   $917        $1330         $1769         $3166
       Prudential Jennison Portfolio                                 $896        $1267         $1665         $2964
       Prudential Money Market Portfolio                             $875        $1205         $1561         $2756
       Prudential Stock Index Portfolio                              $872        $1195         $1545         $2726
       SP Aggressive Growth Asset Allocation Portfolio               $937        $1389         $1866         $3355
       SP AIM Aggressive Growth Portfolio                            $940        $1398         $1881         $3383
       SP AIM Growth and Income Portfolio                            $933        $1377         $1847         $3318
       SP Alliance Large Cap Growth Portfolio                        $943        $1407         $1895         $3411
       SP Alliance Technology Portfolio                              $963        $1465         $1992         $3595
       SP Balanced Asset Allocation Portfolio                        $925        $1354         $1808         $3242
       SP Conservative Asset Allocation Portfolio                    $925        $1354         $1810         $3251
       SP Davis Value Portfolio                                      $916        $1327         $1764         $3157
       SP Deutsche International Equity Portfolio                    $943        $1407         $1895         $3411
       SP Growth Asset Allocation Portfolio                          $930        $1368         $1832         $3290
       SP INVESCO Small Company Growth Portfolio                     $948        $1421         $1919         $3457
       SP Jennison International Growth Portfolio                    $957        $1448         $1963         $3540
       SP Large Cap Value Portfolio                                  $923        $1348         $1798         $3223
       SP MFS Capital Opportunities Portfolio                        $933        $1377         $1847         $3318
       SP MFS Mid Cap Growth Portfolio                               $933        $1377         $1847         $3318
       SP PIMCO High Yield Portfolio                                 $915        $1324         $1759         $3147
       SP PIMCO Total Return Portfolio                               $909        $1306         $1729         $3090
       SP Prudential U.S. Emerging Growth Portfolio                  $923        $1348         $1798         $3223
       SP Small/Mid Cap Value Portfolio                              $938        $1392         $1871         $3365
       SP Strategic Partners Focused Growth Portfolio                $934        $1380         $1852         $3327

JANUS ASPEN SERIES
---------------------------------------------------------------------------------------------------------------------------
       Growth Portfolio - Service Shares                             $925        $1354         $1808         $3242




------------------------------------------------------------------------------------------
EXAMPLE 2b:
IF YOU DO NOT WITHDRAW YOUR ASSETS

                                                                     1 YR         3 YRS        5 YRS         10 YRS
THE PRUDENTIAL SERIES FUND
---------------------------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                                   $287         $880         $1499         $3166
       Prudential Jennison Portfolio                                 $266         $817         $1395         $2964
       Prudential Money Market Portfolio                             $245         $755         $1291         $2756
       Prudential Stock Index Portfolio                              $242         $745         $1275         $2726
       SP Aggressive Growth Asset Allocation Portfolio               $307         $939         $1596         $3355
       SP AIM Aggressive Growth Portfolio                            $310         $948         $1611         $3383
       SP AIM Growth and Income Portfolio                            $303         $927         $1577         $3318
       SP Alliance Large Cap Growth Portfolio                        $313         $957         $1625         $3411
       SP Alliance Technology Portfolio                              $333         $1015        $1722         $3595
       SP Balanced Asset Allocation Portfolio                        $295         $904         $1538         $3242
       SP Conservative Asset Allocation Portfolio                    $295         $904         $1540         $3251
       SP Davis Value Portfolio                                      $286         $877         $1494         $3157
       SP Deutsche International Equity Portfolio                    $313         $957         $1625         $3411
       SP Growth Asset Allocation Portfolio                          $300         $918         $1562         $3290
       SP INVESCO Small Company Growth Portfolio                     $318         $971         $1649         $3457
       SP Jennison International Growth Portfolio                    $327         $998         $1693         $3540
       SP Large Cap Value Portfolio                                  $293         $898         $1528         $3223
       SP MFS Capital Opportunities Portfolio                        $303         $927         $1577         $3318
       SP MFS Mid Cap Growth Portfolio                               $303         $927         $1577         $3318
       SP PIMCO High Yield Portfolio                                 $285         $874         $1489         $3147
       SP PIMCO Total Return Portfolio                               $279         $856         $1459         $3090
       SP Prudential U.S. Emerging Growth Portfolio                  $293         $898         $1528         $3223
       SP Small/Mid Cap Value Portfolio                              $308         $942         $1601         $3365
       SP Strategic Partners Focused Growth Portfolio                $304         $930         $1582         $3327

JANUS ASPEN SERIES
       Growth Portfolio - Service Shares                             $295         $904         $1538         $3242



These examples do not show past or future expenses. Actual expenses may be higher or lower.

EXPENSE EXAMPLE FOR THE CONTRACT WITH CREDIT: BASE DEATH BENEFIT; NO GUARANTEED MINIMUM INCOME BENEFIT
EXAMPLE 3a: IF YOU WITHDRAW YOUR ASSETS



                                                                     1 YR        3 YRS         5 YRS         10 YRS
THE PRUDENTIAL SERIES FUND
---------------------------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                                   $1271       $1700         $1972         $2731
       Prudential Jennison Portfolio                                 $1249       $1633         $1861         $2507
       Prudential Money Market Portfolio                             $1228       $1567         $1749         $2278
       Prudential Stock Index Portfolio                              $1224       $1557         $1733         $2245
       SP Aggressive Growth Asset Allocation Portfolio               $1292       $1762         $2077         $2939
       SP AIM Aggressive Growth Portfolio                            $1295       $1771         $2092         $2970
       SP AIM Growth and Income Portfolio                            $1288       $1750         $2056         $2898
       SP Alliance Large Cap Growth Portfolio                        $1298       $1781         $2108         $3001
       SP Alliance Technology Portfolio                              $1319       $1843         $2211         $3203
       SP Balanced Asset Allocation Portfolio                        $1280       $1725         $2014         $2814
       SP Conservative Asset Allocation Portfolio                    $1280       $1725         $2016         $2822
       SP Davis Value Portfolio                                      $1270       $1696         $1967         $2720
       SP Deutsche International Equity Portfolio                    $1298       $1781         $2108         $3001
       SP Growth Asset Allocation Portfolio                          $1285       $1740         $2040         $2867
       SP INVESCO Small Company Growth Portfolio                     $1304       $1796         $2133         $3052
       SP Jennison International Growth Portfolio                    $1313       $1824         $2180         $3143
       SP Large Cap Value Portfolio                                  $1278       $1718         $2004         $2794
       SP MFS Capital Opportunities Portfolio                        $1288       $1750         $2056         $2898
       SP MFS Mid Cap Growth Portfolio                               $1288       $1750         $2056         $2898
       SP PIMCO High Yield Portfolio                                 $1269       $1693         $1962         $2709
       SP PIMCO Total Return Portfolio                               $1263       $1674         $1930         $2646
       SP Prudential U.S. Emerging Growth Portfolio                  $1278       $1718         $2004         $2794
       SP Small/Mid Cap Value Portfolio                              $1293       $1765         $2082         $2949
       SP Strategic Partners Focused Growth Portfolio                $1289       $1753         $2061         $2908

JANUS ASPEN SERIES
---------------------------------------------------------------------------------------------------------------------------
       Growth Portfolio - Service Shares                             $1280       $1725         $2014         $2814




------------------------------------------------------------------------------------------
EXAMPLE 3b:
IF YOU DO NOT WITHDRAW YOUR ASSETS

                                                                    1 YR         3 YRS        5 YRS         10 YRS
THE PRUDENTIAL SERIES FUND
---------------------------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                                  $241         $744         $1274         $2731
       Prudential Jennison Portfolio                                $219         $678         $1163         $2507
       Prudential Money Market Portfolio                            $198         $611         $1051         $2278
       Prudential Stock Index Portfolio                             $194         $602         $1035         $2245
       SP Aggressive Growth Asset Allocation Portfolio              $262         $807         $1379         $2939
       SP AIM Aggressive Growth Portfolio                           $265         $816         $1394         $2970
       SP AIM Growth and Income Portfolio                           $258         $794         $1358         $2898
       SP Alliance Large Cap Growth Portfolio                       $268         $825         $1410         $3001
       SP Alliance Technology Portfolio                             $289         $887         $1513         $3203
       SP Balanced Asset Allocation Portfolio                       $250         $769         $1316         $2814
       SP Conservative Asset Allocation Portfolio                   $250         $770         $1318         $2822
       SP Davis Value Portfolio                                     $240         $741         $1269         $2720
       SP Deutsche International Equity Portfolio                   $268         $825         $1410         $3001
       SP Growth Asset Allocation Portfolio                         $255         $785         $1342         $2867
       SP INVESCO Small Company Growth Portfolio                    $274         $841         $1435         $3052
       SP Jennison International Growth Portfolio                   $283         $869         $1482         $3143
       SP Large Cap Value Portfolio                                 $248         $763         $1306         $2794
       SP MFS Capital Opportunities Portfolio                       $258         $794         $1358         $2898
       SP MFS Mid Cap Growth Portfolio                              $258         $794         $1358         $2898
       SP PIMCO High Yield Portfolio                                $239         $738         $1264         $2709
       SP PIMCO Total Return Portfolio                              $233         $719         $1232         $2646
       SP Prudential U.S. Emerging Growth Portfolio                 $248         $763         $1306         $2794
       SP Small/Mid Cap Value Portfolio                             $263         $810         $1384         $2949
       SP Strategic Partners Focused Growth Portfolio               $259         $797         $1363         $2908

JANUS ASPEN SERIES
       Growth Portfolio - Service Shares                            $250         $769         $1316         $2814




These examples do not show past or future expenses. Actual expenses may be higher or lower.

CONTRACT WITH CREDIT: GREATER OF ROLL-UP OR STEP-UP GUARANTEED MINIMUM DEATH BENEFIT OPTION; GUARANTEED MINIMUM INCOME BENEFIT
EXAMPLE 4a: IF YOU WITHDRAW YOUR ASSETS



                                                                     1 YR        3 YRS         5 YRS         10 YRS
THE PRUDENTIAL SERIES FUND
---------------------------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                                   $1329       $1871         $2257         $3293
       Prudential Jennison Portfolio                                 $1307       $1806         $2149         $3082
       Prudential Money Market Portfolio                             $1285       $1740         $2040         $2867
       Prudential Stock Index Portfolio                              $1282       $1731         $2024         $2835
       SP Aggressive Growth Asset Allocation Portfolio               $1349       $1932         $2358         $3489
       SP AIM Aggressive Growth Portfolio                            $1352       $1941         $2373         $3518
       SP AIM Growth and Income Portfolio                            $1345       $1920         $2338         $3450
       SP Alliance Large Cap Growth Portfolio                        $1355       $1951         $2388         $3547
       SP Alliance Technology Portfolio                              $1376       $2012         $2488         $3738
       SP Balanced Asset Allocation Portfolio                        $1337       $1895         $2297         $3372
       SP Conservative Asset Allocation Portfolio                    $1337       $1896         $2299         $3381
       SP Davis Value Portfolio                                      $1328       $1868         $2252         $3283
       SP Deutsche International Equity Portfolio                    $1355       $1951         $2388         $3547
       SP Growth Asset Allocation Portfolio                          $1342       $1911         $2323         $3421
       SP INVESCO Small Company Growth Portfolio                     $1361       $1966         $2413         $3596
       SP Jennison International Growth Portfolio                    $1370       $1993         $2459         $3682
       SP Large Cap Value Portfolio                                  $1335       $1889         $2287         $3352
       SP MFS Capital Opportunities Portfolio                        $1345       $1920         $2338         $3450
       SP MFS Mid Cap Growth Portfolio                               $1345       $1920         $2338         $3450
       SP PIMCO High Yield Portfolio                                 $1326       $1865         $2246         $3273
       SP PIMCO Total Return Portfolio                               $1320       $1846         $2216         $3213
       SP Prudential U.S. Emerging Growth Portfolio                  $1335       $1889         $2287         $3352
       SP Small/Mid Cap Value Portfolio                              $1350       $1935         $2363         $3499
       SP Strategic Partners Focused Growth Portfolio                $1346       $1923         $2343         $3460

JANUS ASPEN SERIES
---------------------------------------------------------------------------------------------------------------------------
       Growth Portfolio - Service Shares                             $1337       $1895         $2297         $3372




------------------------------------------------------------------------------------------
EXAMPLE 4b:
IF YOU DO NOT WITHDRAW YOUR ASSETS

                                                                    1 YR         3 YRS        5 YRS         10 YRS
THE PRUDENTIAL SERIES FUND
---------------------------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                                  $299         $915         $1559         $3293
       Prudential Jennison Portfolio                                $277         $850         $1451         $3082
       Prudential Money Market Portfolio                            $255         $785         $1342         $2867
       Prudential Stock Index Portfolio                             $252         $775         $1326         $2835
       SP Aggressive Growth Asset Allocation Portfolio              $319         $977         $1660         $3489
       SP AIM Aggressive Growth Portfolio                           $322         $986         $1675         $3518
       SP AIM Growth and Income Portfolio                           $315         $964         $1640         $3450
       SP Alliance Large Cap Growth Portfolio                       $325         $995         $1690         $3547
       SP Alliance Technology Portfolio                             $346         $1056        $1790         $3738
       SP Balanced Asset Allocation Portfolio                       $307         $940         $1599         $3372
       SP Conservative Asset Allocation Portfolio                   $307         $940         $1601         $3381
       SP Davis Value Portfolio                                     $298         $912         $1554         $3283
       SP Deutsche International Equity Portfolio                   $340         $1038        $1761         $3682
       SP Growth Asset Allocation Portfolio                         $312         $955         $1625         $3421
       SP INVESCO Small Company Growth Portfolio                    $331         $1010        $1715         $3596
       SP Jennison International Growth Portfolio                   $340         $1038        $1761         $3682
       SP Large Cap Value Portfolio                                 $305         $934         $1589         $3352
       SP MFS Capital Opportunities Portfolio                       $315         $964         $1640         $3450
       SP MFS Mid Cap Growth Portfolio                              $315         $964         $1640         $3450
       SP PIMCO High Yield Portfolio                                $296         $909         $1548         $3273
       SP PIMCO Total Return Portfolio                              $290         $890         $1518         $3213
       SP Prudential U.S. Emerging Growth Portfolio                 $305         $934         $1589         $3352
       SP Small/Mid Cap Value Portfolio                             $320         $980         $1665         $3499
       SP Strategic Partners Focused Growth Portfolio               $316         $967         $1645         $3460

JANUS ASPEN SERIES
       Growth Portfolio - Service Shares                            $307         $940         $1599         $3372




These examples do not show past or future expenses. Actual expenses may be higher or lower.

PART II SECTIONS 1-9


STRATEGIC PARTNERS ANNUITY ONE PROSPECTUS


[PHOTO]

1:


WHAT IS THE STRATEGIC PARTNERS ANNUITY ONE
VARIABLE ANNUITY?



The Strategic Partners Annuity One variable annuity is a contract between you, the owner, and us, Pruco Life Insurance Company (Pruco Life, we or us).


Under our contract, in exchange for your payment to us, we promise to pay you a guaranteed income stream that can begin any time on or after the third contract anniversary. Your annuity is in the accumulation phase until you decide to begin receiving annuity payments. The date you begin receiving annuity payments is the annuity date. On the annuity date, your contract switches to the income phase.

This annuity contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you withdraw money from your contract. (If you hold the annuity contract in a tax-favored plan such as an IRA, that plan generally provides tax deferral even without investing in an annuity contact.)


There are two versions of Strategic Partners Annuity One.



-      Contract With Credit. One version of the contract:



       - provides for a bonus credit that we add to each purchase payment that you make and that vests over time,



       - has higher withdrawal charges and a longer withdrawal charge period, and



       -      has no fixed rate investment options available.



We call this version the "Contract With Credit."



-      Contract Without Credit. The other version of the contract:



       -      does not provide a credit,



       - has lower withdrawal charges and a shorter withdrawal charge period, and



       - offers two fixed rate investment options: a one-year fixed rate option and a dollar cost averaging fixed rate option.



We call this version the "Contract Without Credit".



Unless we state otherwise, when we use the word contract, it applies to both versions.



You may prefer the Contract With Credit if:



- You anticipate that you will not need to withdraw purchase payments any earlier than four to seven years after making them, AND



- You do not wish to allocate purchase payments to the fixed interest rate options.



If you wish to have the option of allocating part of your contract value to the fixed interest rate options, you may prefer the Contract Without Credit.



Because of the higher withdrawal charges, if you choose the Contract With Credit and you withdraw a purchase payment earlier than four to seven contract anniversaries after making that purchase payment, depending upon the performance of the investment options you choose, you may be worse off than if you had chosen the Contract Without Credit. We do not recommend purchase of either version of Strategic Partners Annuity One if you anticipate having to withdraw a significant amount of your purchase payments within a few years of making those purchase payments.



Strategic Partners Annuity One is a variable annuity contract. This means that during the accumulation phase, you can allocate your assets among 25 variable investment options and, if you choose the Contract Without Credit, two guaranteed fixed interest rate options as well. If you select variable investment options, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the mutual funds associated with those variable investment options. Because the mutual funds' portfolios fluctuate in value depending upon market conditions, your contract value can either increase or decrease. This is important, since the amount of the annuity payments you receive during the income phase depends upon the value of your contract at the time you begin receiving payments.


As mentioned above, if you choose the Contract Without Credit, two guaranteed fixed interest rate options are available:

- The one-year fixed rate option offers an interest rate that is guaranteed by us for one year and will always be at least 3% per year.

- The dollar cost averaging fixed rate option offers an interest rate that is guaranteed by us for a selected period during which periodic transfers are made to selected variable investment options.

As the owner of the contract, you have all of the decision-making rights under the contract. You will also be the annuitant unless you designate someone else. The annuitant is the person whose life is used to determine how much and how long the annuity payments will continue once the annuity phase begins. On and after the annuity date, the annuitant is the owner and may not be changed.

The beneficiary is the person(s) or entity you designate to receive any death benefit. You may change the beneficiary any time prior to the annuity date by making a written request to us. Your request becomes effective when we approve it. The beneficiary becomes the owner when a death benefit is payable.

SHORT TERM CANCELLATION RIGHT OR "FREE LOOK"


If you change your mind about owning Strategic Partners Annuity One, you may cancel your contract within 10 days after receiving it (or whatever period is required by applicable state law). You can request a refund by returning the contract either to the representative who sold it to you, or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus. You will receive, depending on applicable state law:


-    Your full purchase payment; or

- The amount your contract is worth as of the day we receive your request. This amount may be more or less than your original payment. If you have purchased the Contract With Credit, we will deduct any credit we had added to your contract value.

2:

WHAT INVESTMENT OPTIONS
CAN I CHOOSE?

THE CONTRACT GIVES YOU THE CHOICE OF ALLOCATING YOUR PURCHASE PAYMENTS TO ANY ONE OR MORE OF 25 VARIABLE INVESTMENT OPTIONS.

The 25 variable investment options invest in mutual funds managed by leading investment advisers. Separate prospectuses for these funds are attached to this prospectus. You should read a mutual fund's prospectus before you decide to allocate your assets to the variable investment option using that fund.

VARIABLE INVESTMENT OPTIONS

Listed below are the mutual funds in which the variable investment options invest. Each variable investment option has a different investment objective.

The Prudential Series Fund

-    Prudential Global Portfolio
-    Prudential Jennison Portfolio (domestic equity)
-    Prudential Money Market Portfolio
-    Prudential Stock Index Portfolio
-    SP Aggressive Growth Asset Allocation Portfolio
-    SP AIM Aggressive Growth Portfolio
-    SP AIM Growth and Income Portfolio
-    SP Alliance Large Cap Growth Portfolio
-    SP Alliance Technology Portfolio
-    SP Balanced Asset Allocation Portfolio
-    SP Conservative Asset Allocation Portfolio
-    SP Davis Value Portfolio
-    SP Deutsche International Equity Portfolio
-    SP Growth Asset Allocation Portfolio
-    SP INVESCO Small Company Growth Portfolio
-    SP Jennison International Growth Portfolio
-    SP Large Cap Value Portfolio
-    SP MFS Capital Opportunities Portfolio
-    SP MFS Mid Cap Growth Portfolio
-    SP PIMCO High Yield Portfolio
-    SP PIMCO Total Return Portfolio
-    SP Prudential U.S. Emerging Growth Portfolio
-    SP Small/Mid Cap Value Portfolio
-    SP Strategic Partners Focused Growth Portfolio


The Prudential Global Portfolio, Prudential Jennison Portfolio, Prudential Money Market Portfolio, and Prudential Stock Index Portfolio are managed by The Prudential Insurance Company of America ("Prudential"). The remaining portfolios of the Prudential Series Fund are managed by Prudential Investments Fund Management LLC ("PIFM"), a subsidiary of Prudential. In addition, the portfolios listed below also have subadvisers, which are listed below and which have day-to-day responsibility for managing the portfolio, subject to the oversight of Prudential or PIFM.



-      Prudential Money Market Portfolio and Prudential Stock Index Portfolio:
       Prudential Investment Corporation

- Prudential Jennison Portfolio, SP Jennison International Growth Portfolio, and SP Prudential U.S. Focused Growth Portfolio: Jennison Associates LLC
- SP Strategic Partners Focused Growth Portfolio: Jennison Associates LLC. and Alliance Capital Management L.P.
-      SP AIM Aggressive Growth Portfolio and SP AIM Growth and Income
       Portfolio: AIM Advisors, Inc.
-      SP Alliance Large Cap Growth Portfolio and SP Alliance Technology
       Portfolio: Alliance Capital Management L.P.
-      SP Davis Value Portfolio: Davis Select Advisers, LP

- SP Deutsche International Equity Portfolio: Bankers Trust Company, part of Deutsche Asset Management and a wholly-owned subsidiary of Deutsche International Bank A.G.
-      SP INVESCO Small Company Growth Portfolio: INVESCO
-      SP Large Cap Value Portfolio and SP Small/Mid Cap Value Portfolio:
       Fidelity Management and Research Company
-      SP MFS Capital Opportunities Portfolio and SP MFS Mid Cap Growth
       Portfolio: Massachusetts Financial Services Company
- SP PIMCO High Yield Portfolio and PIMCO Total Return Portfolio: Pacific Investment Management Company

Janus Aspen Series

-      Growth Portfolio - Service Shares

Janus Capital Corporation serves as investment adviser to the Growth Portfolio - Service Shares of Janus Aspen Series.

FIXED INTEREST RATE OPTIONS

If you choose the Contract Without Credit, we offer two fixed interest rate options:

-      a one-year fixed rate option, and

-      a dollar cost averaging fixed rate option ("DCA Fixed Rate Option").

We set a one year guaranteed annual interest rate that is always available for the one-year fixed rate option. For the DCA Fixed Rate Option, the interest rate is guaranteed for the applicable period of time for which transfers are made. Neither fixed interest rate option is available if you choose the Contract With Credit.

When you select one of these options, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a fixed interest rate option. (You may not transfer amounts from other investment options into the DCA Fixed Rate Option.) You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time, the minimum rate will never be less than 3%.

DCA Fixed Rate Option. With the Contract Without Credit, you may allocate all or part of any purchase payment to the DCA Fixed Rate Option. Under this option, you automatically transfer amounts over a stated period (currently, six or twelve months) from the DCA Fixed Rate Option to the variable investment options you select. We will invest the assets you allocate to the DCA Fixed Rate Option in our general account until they are transferred. You may not transfer from other investment options to the DCA Fixed Rate Option.


If you choose to allocate all or part of a purchase payment to the DCA Fixed Rate Option, the minimum amount of the purchase payment you may allocate is $5,000. Purchase payments of less than $5,000 may not be allocated to the DCA Fixed Rate Option. The first periodic transfer will occur on the date you allocate your purchase payment to the DCA Fixed Rate Option. Subsequent transfers will occur on the monthly anniversary of the first transfer. Currently, you may choose to have the purchase payment allocated to the DCA Fixed Rate Option transfer to the selected variable investment options in either six or twelve monthly installments, and you may not change that number of monthly installments after you have chosen the DCA Fixed Rate Option. You may allocate to both the six-month and twelve-month options, but the minimum amount of a purchase payment that may be allocated to one or the other is $5,000. (In the future, we may make available other numbers of transfers and other transfer schedules - for example, quarterly as well as monthly.) If you choose a six-payment transfer schedule, each transfer generally will equal 1/6th of the amount you allocated to the DCA Fixed Rate Option, and if you choose a twelve-payment transfer schedule, each transfer generally will equal 1/12th of the amount you allocated to the DCA Fixed Rate Option. In either case, the final transfer amount generally will also include the credited interest. You may change at any time the variable investment options into which the DCA Fixed Rate Option assets are transferred. Transfers from the DCA Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract.


If you make a withdrawal or have a fee assessed from your contract, and all or part of that withdrawal or fee comes out of the DCA Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer. If a withdrawal or fee assessment reduces the monthly transfer amount below $100, we will transfer the remaining balance in the DCA Fixed Rate Option on the next scheduled transfer date.

By investing amounts on a regular basis instead of investing the total amount at one time, the DCA Fixed Rate Option may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, dollar cost averaging cannot ensure a profit or protect against loss in a declining market.

TRANSFERS AMONG OPTIONS

You can transfer money among the variable investment options and, if you have chosen the Contract Without Credit, the fixed interest rate options as well. You may make your transfer request by telephone or in writing to the Prudential Annuity Service Center. You may make up to two telephone transfer requests per month. You must make any additional transfer requests during that month in writing with an original signature. We have procedures in place to confirm that instructions received by telephone are genuine. We will not be liable for following telephone instructions that we reasonably believe to be genuine. Your transfer request will take effect at the end of the business day on which we receive it. Our business day generally closes at 4:00 p.m. Eastern time, and requests received after that time will take effect at the end of the next business day.


YOU CAN MAKE TRANSFERS OUT OF A FIXED INTEREST-RATE OPTION, OTHER THAN THE DCA OPTION, ONLY DURING THE 30-DAY PERIOD FOLLOWING THE END OF THE ONE YEAR INTEREST RATE PERIOD. TRANSFERS FROM THE DCA OPTION ARE MADE ON A PERIODIC BASIS FOR THE PERIOD THAT YOU SELECT.



During the contract accumulation phase, you can make up to 12 transfers each contract year without charge. We will charge you up to $30 for each transfer after the twelfth in a contract year. Currently that charge is $25 for each additional transfer. (Dollar Cost Averaging and Auto-Rebalancing transfers are always free, and do not count toward the 12 free transfers per year.)


DOLLAR COST AVERAGING


The dollar cost averaging (DCA) feature (which is distinct from the DCA Fixed Rate Option) allows you to systematically transfer either a fixed dollar amount or a percentage out of any variable investment option and into one or more other variable investment options. You can have these automatic transfers occur monthly, quarterly, semiannually or annually. By investing amounts on a regular basis instead of investing the total amount at one time, dollar cost averaging may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, dollar cost averaging cannot ensure a profit or protect against loss in a declining market.


Each dollar cost averaging transfer must be at least $100. Transfers will be made automatically on the schedule you choose until the entire amount you chose to have transferred has been transferred or until you tell us to discontinue the transfers. If the remaining amount to be transferred drops below $100, the entire remaining balance will be transferred on the next transfer date. You can allocate additional amounts to be transferred at any time.

Your transfers will occur on the last calendar day of each transfer period you have selected, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on a particular transfer date, the transfer will take effect on the next business day.

Any dollar cost averaging transfers you make do not count toward the 12 free transfers you are allowed each contract year. The dollar cost averaging feature is available only during the contract accumulation phase.

ASSET ALLOCATION PROGRAM

We recognize the value of having advice when deciding how to allocate your purchase payments among the investment options. If you choose to participate in the Asset Allocation Program, your representative will give you a questionnaire to complete that will help determine a program that is appropriate for you. We will prepare your asset allocation based on your answers to the questionnaire. We will not charge you for this service and you are not obligated to participate or to invest according to program recommendations.

AUTO-REBALANCING

Once you have allocated your money among the variable investment options, the actual performance of the investment options may cause your allocation to shift. For example, an investment option that initially holds only a small percentage of your assets could perform much better than another investment option. Over time, this option could increase to a larger percentage of your assets than you desire. You can direct us to automatically rebalance your assets to return to your original allocation or to change allocations by selecting the Auto-Rebalancing feature. If you also participate in the DCA feature, then the variable investment option from which you make the DCA transfers will not be rebalanced.


You may choose to have your rebalancing occur monthly, quarterly, semiannually, or annually. The rebalancing will occur on the last calendar day of the period you have chosen, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, the rebalancing will take effect on the next business day.

Any transfers that occur as a result of the Auto-Rebalancing feature do not count toward the 12 free transfers you are allowed per year. The auto-rebalancing feature is available only during the contract accumulation phase.

VOTING RIGHTS

We are the legal owner of the shares in the mutual funds available as variable investment options. However, we currently vote the shares of the mutual funds according to voting instructions we receive from contract owners. When a vote is required, we will mail you a form that you can complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own, in the same proportion as shares for which we do receive instructions from contract owners. We may change the way your voting instructions are calculated if federal law requires or permits it.

SUBSTITUTION

We may substitute one or more of the mutual funds used by the variable investment options. We would not do this without the approval of the Securities and Exchange Commission and applicable state insurance departments. We would give you specific notice in advance of any substitution we intended to make. We may also stop allowing investments in existing funds.

3:

WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE? (ANNUITIZATION)

The annuitant can begin receiving annuity payments any time after the third contract anniversary (or as required by state law if different). Annuity payments must begin no later than the contract anniversary that coincides with or follows the annuitant's 90th birthday (unless we agree to another date).


The Strategic Partners Annuity One variable annuity contract offers an optional guaranteed minimum income benefit, which we describe below. Your annuity options vary depending upon whether you choose this benefit.


PAYMENT PROVISIONS WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT


You may choose among the income plans described below at any time before the annuity date. We call these plans "annuity options" or "settlement options." During the income phase, all of the annuity options under this contract are fixed annuity options. This means that you no longer invest in the variable investment options - that is, in the underlying mutual funds - on or after the annuity date. If you have not selected another annuity option by the annuity date, you will automatically select the Life Income Annuity Option (Option 2, described below) unless prohibited by applicable law. Generally, once the annuity payments begin, you cannot change the annuity option.


- Option 1 - Annuity Payments For A Fixed Period. Under this option, we will make equal payments for a period you choose, up to 25 years. We will make these payments monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, we will continue payments to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump-sum payment. We calculate the amount of the lump sum payment as present value of the unpaid future payments based upon the interest rate used to compute the actual payments. That interest rate will always be at least 3% a year.

- Option 2 - Life Income Annuity Option. Under this option, we will make annuity payments to the annuitant monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years' worth of payments, we will pay the beneficiary the present value of the remaining annuity payments in one lump sum, unless the annuitant has specifically instructed us to continue to pay the remaining monthly annuity payments. We calculate the present value of the remaining annuity payments using the interest rate used to compute the amount of the original 120 payments. That interest rate will always be at least 3% a year. If you have not selected an annuity option by the annuity date, you will automatically select this option, unless prohibited by applicable law.




- Option 3 - Interest Payment Option. Under this option, you can choose to have us hold all or a portion of your contract value in order to accumulate interest. You can receive interest payments on a monthly, quarterly, semiannual, or annual basis or you can allow the interest to accrue on your contract assets. Under this option, we will pay you interest at an effective rate of at least 3% a year. This option is not available if you hold your contract in an IRA.


- Other Annuity Options. We currently offer a variety of other annuity options. At the time you choose to receive your annuity payments, we may make available to you any of the fixed annuity options then offered.



Applicable state law may limit some of these options. Consult the Statement of Additional Information for details.



Depending upon the annuity option you choose, you may incur a withdrawal charge when the income phase begins. Currently, if permitted by state law, we deduct any applicable withdrawal charge if you choose Option 1 for a period shorter than five years, Option 3, or certain other annuity options that we may make available. We do not deduct a withdrawal charge if you choose Option 1 for a period of five years or longer or Option 2. For information about withdrawal charges, see "What are the expenses associated with the Strategic Partners Annuity One contract," page __. In addition, if you have purchased the Contract With Credit, we will take back any credits that have not vested when you begin the income phase. See "Credits," on page __.

GUARANTEED MINIMUM INCOME BENEFIT


The guaranteed minimum income benefit, or "GMIB," is an optional feature that, if you choose it, guarantees that once the income period begins, your income payments will be no less than a certain "protected value" applied to the guaranteed annuity purchase rates. Depending on applicable state law, the GMIB is not available under all contracts. In addition, the GMIB is subject to certain age restrictions described below.


- If you want the guaranteed minimum income benefit, you must choose this option when you make your initial purchase payment, and you must also participate in the "guaranteed minimum death benefit," which we describe later in this prospectus. See "What is the death benefit," page __.


- If you do choose the guaranteed minimum income benefit, you must continue to participate in this feature until at least the end of the seventh contract year. If, after the seventh contract year, you decide to stop participating in the GMIB, you may do so (if permitted by state law) but will not be able to reinstate it.



- If you choose the guaranteed minimum income benefit, we will impose an annual charge equal to 0.25% of the "roll-up value" described below. (In some states, we may calculate this fee on a different basis, but it will not be higher than 0.25% of the roll-up value.) See "What are the expenses associated with the Strategic Partners Annuity One Contract?" on page __.



- To take advantage of the guaranteed minimum income benefit, you must wait a certain amount of time before you begin the income phase. The length of that waiting period depends upon the age of the annuitant (or, if there is a co-annuitant as well, the age of the older of the two) as shown in the following chart:


                                       Contract Anniversary When
                  Age at Issue of            GMIB Becomes
                      Contract                 Available
                      --------                 ---------
                        0-45                       15
                         46                        14
                         47                        13
                         48                        12
                         49                        11
                       50-80                       10

       Once that period has elapsed, you will have a thirty-day period each year, beginning on the contract anniversary, during which you may begin the income phase with the guaranteed minimum income benefit by submitting the necessary forms in good order to the Annuity Service Center.

Payout Amount. The guaranteed minimum income benefit payout amount is based on the age and sex of the annuitant (and, if there is one, the co-annuitant as well). After we first deduct a charge for any applicable premium taxes, the payout amount will equal the greater of:

- the "protected value" as of the date you exercise the guaranteed minimum income benefit payout option, applied to the guaranteed annuity purchase rates and based on the period certain as described below. Currently, the protected value is equal to the "roll-up value," which is the total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a cap of 200% of all invested purchase payments. Both the roll-up and the cap are reduced proportionally by withdrawals.

- the adjusted contract value - that is, the contract value minus (i) any charge we impose for premium taxes and (ii), if you have chosen the Contract With Credit, any credit that has not vested - as of the date the exercise of the GMIB payout option applied to the current annuity purchase rates then in use and based on the "period certain," as described below.

The guaranteed annuity purchase rates are attached to your contract.

After the contract anniversary on or after the sole or older owner's 80th birthday, we stop increasing the protected value. This means that we do not increase the roll-up by the effective annual interest rate. But when you make a withdrawal on or after that contract anniversary, we still reduce the roll-up value proportionally by the effect of the withdrawal.


GMIB Annuity Payout Options. We currently offer two guaranteed minimum income benefit annuity payout options. Each involves payment for at least a "period certain," which we define below.

- GMIB Option 1 - Single Life Payout Option. We will make monthly payments for as long as the annuitant lives, with payments for a period certain. We will stop making payments after the later of the death of the annuitant or the end of the period certain.

- GMIB Option 2 - Joint Life Payout Option. In the case of an annuitant and co-annuitant, we will make monthly payments for the joint lifetime of the annuitant and co-annuitant, with payments for a period certain. If the co-annuitant dies first, we will continue to make payments until the later of the death of the annuitant and the end of the period certain. If the annuitant dies first, we will continue to make payments until the later of the death of the co-annuitant and the end of the period certain, but if the period certain ends first, we will reduce the amount of each payment to 50% of the original amount.

The annuitant (or co-annuitant) has no right to withdraw amounts early under either GMIB payout option. We may make other payout frequencies available, such as quarterly, semi-annually or annually.

The "period certain" for the guaranteed minimum income benefit depends upon the annuitant's age on the date you exercise the GMIB payout option:


              Age              Period Certain
              ---              --------------
             80 or less           10 years
              81                  9 years
              82                  8 years
              83                  7 years
              84                  6 years
             85-90                5 years



Because we do not impose a new waiting period for each subsequent purchase payment, if you choose the GMIB, we reserve the right to limit subsequent purchase payments if we discover that by the timing of your purchase payments and withdrawals, your protected value is increasing in ways we did not intend. In determining whether to limit purchase payments, we will look at purchase payments which are disproportionately larger than your initial purchase payment and other actions that may artificially increase the GMIB protected value. Certain states' laws may prevent us from limiting your subsequent purchase payments. Consult the Statement of Additional Information for details.

4:  WHAT IS THE DEATH BENEFIT?

THE DEATH BENEFIT FEATURE PROTECTS THE VALUE OF THE CONTRACT FOR THE
BENEFICIARY.

BENEFICIARY


The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time the contract is issued, unless you change it at a later date. Unless you name an irrevocable beneficiary, during the accumulation period you can change the beneficiary at any time before the owner (or, if there is a joint owner, the last surviving of the owner and joint owner) dies.


CALCULATION OF THE DEATH BENEFIT

If the owner (or the last surviving of the owner and joint owner, if there is a joint owner) dies during the accumulation phase, we will, upon receiving appropriate proof of death, pay a death benefit to the beneficiary designated by the owner. If death is prior to age 80, the beneficiary will receive the greater of the following:


- The current value of your contract (as of the time we receive appropriate proof of death). If you have purchased the Contract With Credit, we will first deduct any non-vested credit corresponding to a purchase payment made later than one year prior to death.



- Either the base death benefit, which equals the total purchase payments you have made less any withdrawals, or, if you have chosen a guaranteed minimum death benefit, the "protected value" of that death benefit.





The protected value of the guaranteed minimum death benefit, which depends upon which option you have chosen, may equal the "step-up value," the "roll-up value," or the greater of the two:


- Step-up Guaranteed Minimum Death Benefit - The step-up value equals the highest value of the contract on any contract anniversary date - that is, on each contract anniversary, the new step-up value becomes the higher of the previous step-up value and the current contract value. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by withdrawals. If an owner who has purchased a Contract With Credit makes any purchase payment later than one year prior to death, we will adjust the death benefit to take back any non-vested credit corresponding to that purchase payment.


- Roll-up Guaranteed Minimum Death Benefit - The roll-up value equals the total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a cap of 200% of all invested purchase payments. Both the roll-up and the cap are reduced proportionally by withdrawals.

- Greater of Step-up and Roll-up Guaranteed Minimum Death Benefit - Under this option, the protected value is equal to the greater of the step-up value and the roll-up value.


If you have chosen the base death benefit and death occurs on or after age 80, the beneficiary will receive the base death benefit described above. If you have chosen a guaranteed minimum death benefit option and death occurs on or after age 80, the beneficiary will receive the greater of: 1) the current contract value as of the date that due proof of death is received, and 2) the death benefit as of age 80, reduced proportionally by any withdrawals. For this purpose, an owner is deemed to reach age 80 on the contract anniversary on or following the owner's actual 80th birthday (or if there is a joint owner, the contract anniversary on or following the older owner's actual 80th birthday).


Here is an example of a proportional reduction:

If an owner withdrew 50% of a contract valued at $100,000 and if the protected value was $80,000, the new protected value following the withdrawal would be $40,000 or 50% of what it had been prior to the withdrawal.

Special rules apply if the beneficiary is the spouse of the owner, and the contract does not have a joint owner. In that case, upon the death of the owner, the spouse will have the choice of the following:

- The contract can continue, and the spouse will become the new owner of the contract; or

- The spouse can receive the death benefit. If the spouse does wish to receive the death benefit, he or she must make that choice within the first 60 days following our receipt of proof of death. Otherwise, the contract will continue with the spouse as owner.

Special rules also apply if the contract has an owner and a joint owner and they are spouses at the time that one dies. If that occurs, the surviving spouse has the choice of the following:

- The contract can continue, with the surviving spouse as the sole owner of the contract; or

- The surviving spouse can receive the adjusted contract value and the contract will end. If the surviving spouse does wish to receive the adjusted contract value, he or she must make that choice within the first 60 days following our receipt of proof of death. Otherwise, the contract will continue with the surviving spouse as the sole owner.

Finally, special rules apply if the contract has an owner and a joint owner, and they are not spouses at the time that one dies. In that situation, the contract will not continue. Instead, the beneficiary will receive the adjusted contract value.

If ownership of the contract changes as a result of the owner assigning it to someone else, we will reset the value of the death benefit to equal the contract value on the date the change of ownership occurs, and for purposes of computing the future death benefit, we will treat that contract value as a purchase payment occurring on that date.

Depending on applicable state law, some death benefit options may not be available or may be subject to certain restrictions under your contract.




PAYOUT OPTIONS

The beneficiary may, within 60 days of providing proof of death, choose to take the death benefit under one of several death benefit payout options listed below.

The death benefit payout options are:

- Choice 1. Lump sum payment of the death benefit. If the beneficiary does not choose a payout option within sixty days, the beneficiary will receive this payout option.

- Choice 2. The payment of the entire death benefit within 5 years of the date of death of the last to survive of the owner or joint owner.

- Choice 3. Payment of the death benefit under an annuity or annuity settlement option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within one year of the date of death of the last to survive of the owner or joint owner.

If the contract has an owner and a joint owner:

- If the owner and joint owner are spouses at the death of the first to die of the two, any portion of the death benefit not applied under Choice 3 within one year of the survivor's date of death must be distributed within five years of the survivor's date of death.

- If the owner and joint owner are not spouses at the death of the first to die of the two, any portion of the death benefit (which is equal to the adjusted contract value) not applied under Choice 3 within one year of the date of death of the first to die must be distributed within five years of that date of death.

5:


HOW CAN I PURCHASE A
STRATEGIC PARTNERS ANNUITY ONE CONTRACT?


PURCHASE PAYMENTS


The initial purchase payment is the amount of money you first pay us to purchase the contract. The minimum initial purchase payment is $10,000. With some restrictions, you can make additional purchase payments of $1,000 or more at any time during the accumulation phase. However, no purchase payments may be made on or after the earliest of the 80th birthday of (i) the owner, (ii) the joint owner, or (iii) the annuitant.



Currently, the maximum aggregate purchase payments you may make is $20 million. We limit the maximum total purchase payments in any contract year other than the first to $2 million. Depending on applicable state law, lower limits may apply. Consult the Statement of Additional Information for details.


ALLOCATION OF PURCHASE PAYMENTS


- When you purchase a contract, we will allocate your invested purchase payment among the variable investment options based on the percentages you choose. The percentage of your allocation to a particular investment option can range in whole percentages from 0% to 100%.


- You may change your allocation of future invested purchase payments at any time. Contact the Annuity Service Center for details.

- If you make an additional purchase payment without allocation instructions, we will allocate the invested purchase payment in the same proportion as your most recent purchase payment, unless you directed us in connection with that purchase payment to make that allocation on a one-time-only basis.

- If you purchase the Contract Without Credit and you allocated all or part of your initial purchase payment to the DCA Fixed Rate Option, we will treat your transfer allocation instructions for the DCA Fixed Rate Option as part of your allocation instructions for subsequent purchase payments until you direct us otherwise.


We will credit the initial purchase payment to your contract within two business days from the day on which we receive your payment at the Prudential Annuity Service Center. If, however, your first payment is made without enough information for us to set up your contract, we may need to contact you to obtain the required information. If we are not able to obtain this information within five business days, we will within that five business day period either return your purchase payment or obtain your consent to continue holding it until we receive the necessary information. We will generally credit each subsequent purchase payment as of the business day we receive it in good order. Our business day generally closes at 4:00 p.m. Eastern time. We will generally credit subsequent purchase payments received in good order after the close of a business day on the following business day.


CREDITS

If you purchase the Contract With Credit, we will add a credit amount to your contract value with each purchase payment you make. The credit is allocated to the variable investment options in the same percentages as the purchase payment.


The credit percentage is currently equal to 4% of each purchase payment. With the approval of the Securities and Exchange Commission, we can change that credit percentage, but we guarantee it will never be less than 3%.



Each credit is subject to its own vesting schedule, which is shown below. If you make a withdrawal of all or part of a purchase payment, or you begin the income phase of the contract, we will take back the non-vested portion of the credit attributable to that purchase payment. Withdrawals of purchase payments occur on a first-in first-out basis. This credit that we take back is in addition to any withdrawal charges that may apply.


                       Number of Contract Anniversaries
                      Since Date of Each Purchase Payment                Vested Percentage
                      -----------------------------------                -----------------
                                    0                                          0%
                                    1                                          10%
                                    2                                          20%
                                    3                                          30%
                                    4                                          40%
                                    5                                          50%
                                    6                                          60%
                                    7                                         100%



If you exercise your right to cancel the contract, we will take back the entire credit. If we pay a death benefit under the contract, we will take back the non-vested portion of any credit we applied one year prior to the date of death or later.


Depending upon the state in which your contract was issued, your contract may include a different vesting schedule. We are in the process, however, of enhancing those contracts to make sure that their vesting schedules are no less favorable to you than the above vesting schedule. Accordingly, we intend to follow the above vesting schedule even if your contract currently shows a less favorable schedule.




CALCULATING CONTRACT VALUE

The value of your contract will go up or down depending on the investment performance of the variable investment options you choose. To determine the value of your contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for each of the variable investment options. We do this by:

       1) adding up the total amount of money allocated to a specific investment option;

       2) subtracting from that amount insurance charges and any other applicable charges such as for taxes; and

       3) dividing this amount by the number of outstanding accumulation units.

When you make a purchase payment, we credit your contract with accumulation units of the subaccount or subaccounts for the investment options you choose. We determine the number of accumulation units credited to your contract by dividing the amount of the purchase payment, plus (if you have purchased the Contract With Credit) any applicable credit, allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

We cannot guarantee that your contract value will increase or that it will not fall below the amount of your total purchase payments.

6:


WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE
CONTRACT?


THERE ARE CHARGES AND OTHER EXPENSES ASSOCIATED WITH THE CONTRACT THAT REDUCE THE RETURN ON YOUR INVESTMENT. WE DESCRIBE THESE CHARGES AND EXPENSES BELOW.


INSURANCE AND ADMINISTRATIVE CHARGE



Each day, we make a deduction for the insurance and administrative charge. This charge covers our expenses for mortality and expense risk, administration, marketing and distribution. If you choose a guaranteed minimum death benefit option, the insurance and administrative charge also includes a charge to cover our assumption of the associated risk. The mortality risk portion of the charge is for our assumption of the risk that the annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of annuity payments. The expense risk portion of the charge is for our assumption of the risk that the current charges will be insufficient in the future to cover the cost of administering the contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the contract. This includes preparing and issuing the contract; establishing and maintaining contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs. The guaranteed minimum death benefit risk portion of the charge, if applicable, covers our assumption of the risk that the protected value of the contract will be larger than the base death benefit if the contract owner dies during the accumulation phase.



If the insurance and administrative charge is not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from this charge. The insurance and administrative charge for your contract cannot be increased. We may use any profits from this charge to pay for the costs of distributing the contracts. If you choose the Contract With Credit, we will also use any profits from this charge to recoup our costs of providing the credit.


We calculate the insurance and administrative charge based on the average daily value of all assets allocated to the variable investment options. The amount of the charge depends on the death benefit option that you choose. The charge is equal to 1.40% on an annual basis if you choose the base death benefit, 1.60% on an annual basis if you choose either the roll-up or step-up guaranteed minimum death benefit option, and 1.70% on an annual basis if you choose the guaranteed minimum death benefit option of the greater of the roll-up and step-up.

GUARANTEED MINIMUM INCOME BENEFIT CHARGE

We will impose an additional charge if you choose the guaranteed minimum income benefit. This is an annual charge equal to 0.25% of the roll-up value of your contract, which we deduct from your contract value on each of the following events:

-      each contract anniversary;

-      when you begin the income phase of the contract;

- when you decide no longer to participate in the guaranteed minimum income benefit;

-      upon a full withdrawal; and

- upon a partial withdrawal if the remaining contract value remaining would not be enough to cover the then applicable GMIB charge.

If we impose this fee other than on a contract anniversary, then we will pro-rate it based on the portion of the contract year for which the GMIB was in effect. We withdraw the fee from each investment option in the same proportion that your contract value is allocated to that investment option. Upon a full withdrawal or if the contract value remaining after a partial withdrawal is not enough to cover the applicable GMIB charge, we will deduct the GMIB Charge from the amount we pay you.

In some states, we may calculate the charge for the guaranteed minimum income benefit in a different manner, but that charge will not exceed 0.25% of the roll-up value. Consult the Statement of Additional Information for details.


We will not impose the GMIB charge after the income phase begins, after you revoke the GMIB option, or after you choose your GMIB payout option.

Currently, only the roll-up guaranteed minimum income benefit option is available. In the future, we may also offer a step-up option or the greater of the step-up or roll-up option, for which different charges will apply.

ANNUAL CONTRACT FEE


Currently, we do not deduct an annual contract fee for administrative expenses while your contract value is $50,000 or more. If your contract value is less than $50,000 on a contract anniversary during the accumulation phase or when you make a full withdrawal, we will deduct $30 (or if your contract value is less than $1,500, then a lower amount equal to 2% of your contract value) for administrative expenses. (This fee may differ in certain states). We may increase this charge up to a maximum of $60 per year. Also, we may raise the level of the contract value at which we waive this fee. We will deduct this charge proportionately from each of your contract's investment options.


WITHDRAWAL CHARGE

A withdrawal charge may apply if you make a full or partial withdrawal during the withdrawal charge period for a purchase payment. The withdrawal charge may also apply if you begin the income phase during the withdrawal charge period, depending upon the annuity option you choose. The amount and duration of the withdrawal charge depends on whether you choose the Contract With Credit or the Contract Without Credit. The withdrawal charge varies with the number of contract anniversaries that have elapsed since each purchase payment was made, and is a percentage, shown below, of the amount withdrawn.


             Number of Contract Anniversaries Since the         Contract With Credit         Contract Without Credit
                    Date of Each Purchase Payment                 Withdrawal Charge             Withdrawal Charge
                    -----------------------------                 -----------------             -----------------
                                  0                                      7%                             7%
                                  1                                      7%                             6%
                                  2                                      7%                             5%
                                  3                                      6%                             4%
                                  4                                      5%                             3%
                                  5                                      4%                             2%
                                  6                                      3%                             1%
                                  7                                      2%                             0%
                                  8                                      1%                             0%
                                  9                                      0%                             0%

If a withdrawal is effective on the day before a contract anniversary, the withdrawal charge percentage as of the following contract anniversary will apply.

If you request a withdrawal, we will:

- deduct an amount from the contract value that is sufficient to pay the withdrawal charge,


- if you have chosen the Contract With Credit, take back any credit that has not vested under the vesting schedule, and


-      provide you with the amount requested.

If you request a full withdrawal, we will provide you with the full amount of the contract value after making these deductions.

Each contract year, you may withdraw up to 10% of your net purchase payments without paying a withdrawal charge. For purposes of determining the withdrawal charge, withdrawals of this 10% "charge-free" amount will come first from purchase payments, on a first-in first-out basis. Withdrawals in excess of the charge-free amount will come first from purchase payments, also on a first-in first-out basis, and will be subject to withdrawal charges, if applicable, even if earnings are available on that date. Once you have withdrawn all purchase payments, further withdrawals will come from any remaining earnings. Earnings are not subject to withdrawal charges.


Except as restricted by applicable state law, we will waive all withdrawal charges upon receipt of proof that the owner or a joint owner is terminally ill, or has been confined to an eligible nursing home or eligible hospital continuously for at least three months after the contract date. This waiver is not available if the owner has assigned ownership of the contract to someone else. Regardless whether we waive withdrawal charges, we will take back any credits that have not vested under the vesting schedule. If you choose the Contract With Credit and make a withdrawal that is subject to a withdrawal charge, we may use part of that withdrawal charge to recoup our costs of providing the credit.


Withdrawal charges will never be greater than permitted by applicable law.

PREMIUM TAXES

Some states and municipalities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract to pay them. Some of these taxes are due when the contract is issued, while others are due when annuity payments begin. It is our current practice not to deduct a charge for these taxes until annuity payments begin. In the few states that impose a tax, the current rates range up to 5% of the contract value. If, in the future, we are charged for additional taxes that are based on purchase payments, we will pass that charge on to contract owners.

TRANSFER FEE


You can make 12 free transfers every contract year. We measure a contract year from the date we issue your contract, which is the contract date. If you make more than 12 transfers in a contract year (excluding Dollar Cost Averaging and Auto-Rebalancing), we will deduct a transfer fee of $25 for each additional transfer. In the future we could raise that charge up to $30 per additional transfer, although we have no current plans to do so. We will deduct the transfer fee proportionately from all the investment options involved in the transfer. In certain states, we may limit the transfer fee to a lower amount to comply with applicable state law. Consult the Statement of Additional Information for details.


COMPANY TAXES

We will pay the taxes on the earnings of the separate account. We do not currently charge you for these taxes. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

7:

HOW CAN I
ACCESS MY MONEY?

YOU CAN ACCESS YOUR MONEY BY:

-      MAKING A WITHDRAWAL (EITHER PARTIAL OR FULL); OR

-      CHOOSING TO RECEIVE ANNUITY PAYMENTS DURING THE INCOME PHASE.

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your contract on the day you made the withdrawal, minus any applicable fees and, if you have purchased the Contract With Credit, after we have taken back any credits that have not yet vested. We will calculate the value of your contract and charges, if any, as of the date we receive your request in good order at the Prudential Annuity Service Center.

Unless you tell us otherwise, we will take any partial withdrawal proportionately from all of the variable investment options in which you have invested. For a partial withdrawal, we will deduct any applicable fees and, if you have purchased the Contract With Credit, take back any credit corresponding to the purchase payments you are withdrawing, from the assets in your contract. The minimum amount you may withdraw is $250. If, after a withdrawal, your contract value is less than $2,000, we have the right to end your contract.

We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in good order.


INCOME TAXES, TAX PENALTIES, AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. FOR MORE INFORMATION, SEE SECTION 8, "WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE CONTRACT," ON PAGE __ OF THIS PROSPECTUS.


AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual, or annual intervals. We will process your withdrawals at the end of the business day at the intervals you specify. We will continue at these intervals until you tell us otherwise. You can make withdrawals from any designated investment option or proportionally from all investment options. The minimum automated withdrawal amount you can make is $100.

INCOME TAXES AND A 10% PENALTY TAX ON EARNINGS MAY APPLY TO AUTOMATED WITHDRAWALS AS WELL AS ANY OTHER WITHDRAWALS MADE FROM YOUR CONTRACT.

SUSPENSION OF PAYMENTS OR TRANSFERS


The Securities and Exchange Commission may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:


- The New York Stock Exchange is closed (other than customary weekend and holiday closings);

-      Trading on the New York Stock Exchange is restricted;

- An emergency exists during which sales and redemptions of shares of the mutual funds are not reasonable or we cannot reasonably value the accumulation units; or

- The Securities and Exchange Commission, by order, permits suspension or postponement of payments for the protection of owners.



We expect to pay the amount of any withdrawal or transfer made from the fixed interest rate options promptly upon request.

8:


WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE CONTRACT?



The tax considerations associated with the Strategic Partners Annuity One contract vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. It is not intended as tax advice. You should consult with a qualified tax adviser for complete information and advice.


CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT
PLANS)

TAXES PAYABLE BY YOU

We believe the contract is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.

Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below.

TAXES ON WITHDRAWALS AND SURRENDER

If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of purchase payments, until all gain has been withdrawn.

If you assign all or part of your contract as collateral for a loan, the part assigned will be treated as a withdrawal. Also, if you elect the interest payment option, that election will be treated, for tax purposes, as surrendering your contract.

If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on the gain in the contract. This rule does not apply if you transfer the contract to your spouse or you transfer the contract incident to divorce.


It is our position that the guaranteed minimum death benefit and guaranteed minimum income benefit are an integral part of the annuity contract and accordingly that the charges made against the annuity contract's cash value for the benefit should not be treated as distributions subject to income tax. It is possible, however, that the Internal Revenue Service could take the position that such charges should be treated as distributions.


TAXES ON ANNUITY PAYMENTS

A portion of each annuity payment you receive will be treated as a partial return of your purchase payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your purchase payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.

After the full amount of your purchase payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payments have been recovered, a tax deduction is allowed for the unrecovered amount.

PENALTY TAXES ON WITHDRAWALS AND ANNUITY PAYMENTS

Any taxable amount you receive under your contract may be subject to a 10% penalty tax. Amounts are not subject to this penalty tax if:




-      the amount is paid on or after you reach age 59 1/2 or die;

-      the amount received is attributable to your becoming disabled;

- the amount paid or received is in the form of level annuity payments not less frequently than annually under a lifetime annuity;

TAXES PAYABLE BY BENEFICIARIES

Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing an annuity payment option instead of a lump sum death benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.

WITHHOLDING OF TAX FROM DISTRIBUTIONS

Taxable amounts distributed from your annuity contracts are subject to tax withholding. You may generally choose not to have tax withheld from your payments. You must make that choice on the appropriate forms that we provide.

ANNUITY QUALIFICATION

Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the contract must be an annuity contract for tax purposes. This means that the assets underlying the annuity contract must be diversified, according to certain rules. It also means that we, and not you as the contract-owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. We believe these rules, which are further discussed in the Statement of Additional Information, will be met.

Required Distributions Upon Your Death. Upon your death (or the death of a joint owner, if earlier), certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

If you die on or after the annuity date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

If you die before the annuity date, the entire interest in the contract must be distributed within 5 years after the date of death. However, if an annuity payment option is selected by your designated beneficiary and if annuity payments begin within 1 year of your death, the value of the contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. Your designated beneficiary is the person to whom ownership of the contract passes by reason of death, and must be a natural person.

If any portion of the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

Changes In The Contract. We reserve the right to make any changes we deem necessary to assure that the contract qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.

ADDITIONAL INFORMATION

You should refer to the Statement of Additional Information if:


- The contract is held by a corporation or other entity instead of by an individual or as agent for an individual.



- Your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982.

-      You are a nonresident alien.



- You transfer your contract to, or designate, a beneficiary who is either 37 1/2 years younger than you or a grandchild.


-      You wish additional information on withholding taxes.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans. Currently, the contract may be purchased for use in connection with individual retirement accounts and annuities ("IRAs") which are subject to Sections 408(a), 408(b) and 408A of the Tax Code. This description assumes that you have satisfied the requirements for eligibility for these products.

You should be aware that tax favored plans such as IRAs generally provide tax deferral regardless whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax deferral benefits.

TYPES OF TAX FAVORED PLANS

IRAs. If you buy a contract for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" on page __ contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free look" after making an initial contribution to the contract. During this time, you can cancel the contract by notifying us in writing, and we will refund all of the purchase payments under the contract (or, if provided by applicable state law, the amount credited under the contract, calculated as of the date that we receive this cancellation notice, if greater).

Contributions Limits/Rollovers: Because of the way the contract is designed, you may only purchase a contract for an IRA in connection with a "rollover" of amounts from a qualified retirement plan. You must make a minimum initial payment of $10,000 to purchase a contract. This minimum is greater than the maximum amount of any annual contribution you may make to an IRA (which is generally $2,000/year). The "rollover" rules under the Tax Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the contract, you can make regular IRA contributions under the contract (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not be able subsequently to "roll over" the contract funds into another
Section 401(a) plan or TDA (although you may be able to transfer the funds to another IRA).

Required Provisions: Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

- You, as owner of the contract, must be the "annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);

-      Your rights as owner are non-forfeitable;

-      You cannot sell, assign or pledge the contract, other than to Pruco Life;

- The annual premium you pay cannot be greater than $2,000 (which does not include any rollover amounts);

- The date on which annuity payments must begin cannot be later than the April 1st of the calendar year after the calendar year you turn age 70 1/2; and

- Death and annuity payments must meet "minimum distribution requirements" (described below).

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

-      A 10% "early distribution penalty" (described below);

- Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

-      Failure to take a minimum distribution (also generally described below).

ROTH IRAs. Congress amended the Tax Code in 1997 to add a new Section 408A, creating the "Roth IRA" as a new type of individual retirement plan. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

-      Contributions to a Roth IRA cannot be deducted from your gross income;

- "Qualified distributions" (generally, held for 5 years and payable on account of death, disability, attainment of age 59 1/2, or first time-homebuyer) from Roth IRAs are excludable from your gross income; and

- If eligible, you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Because the contract's minimum initial payment of $10,000 is greater than the maximum annual contribution permitted to be made to a Roth IRA (generally, $2,000 less any contributions to a traditional IRA), you may purchase a contract as a Roth IRA only in connection with a "rollover" or "conversion" of the proceeds of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA, or Roth IRA. The Tax Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000), and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once the contract has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law.

MINIMUM DISTRIBUTION OPTION

If you hold the contract under an IRA or other tax favored plan, you can satisfy the IRS minimum distribution requirements described above (generally, distribution after age 70 1/2) under the contract without either beginning annuity payments or making a withdrawal of a portion of the contract. You, as owner of the contract, can select either a "calculation" or "recalculation" method to determine the minimum distribution. We will send you a check for the minimum distribution amount, less any other partial withdrawals that you made during the year. More information on the mechanics of this calculation is available on request.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% penalty tax to the taxable part of distributions received from an IRA, SEP, SIMPLE-IRA (which may increase to 25%), Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. There are only limited exceptions to this tax, and you should consult your tax adviser for further details.

WITHHOLDING

The Tax Code requires a mandatory 20% federal income tax withholding for certain distributions from a TDA or qualified retirement plan, unless the distribution is an eligible rollover contribution that is "directly" rolled into another qualified plan, IRA (including the IRA variations described above) or TDA. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

- For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and

-      For all other distributions, you will be withheld at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Tax Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.


Information about any applicable fees, charges, discounts, penalties or adjustments may be found under "What Are the Expenses Associated with the Strategic Partners Annuity One Contract" starting on page 25.


Information about sales representatives and commissions may be found under "Other Information" and "Sale and Distribution of the Contract on page __.

In addition, other relevant information required by the exemptions is contained in the contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

ADDITIONAL INFORMATION

For additional information about federal tax law requirements applicable to tax favored plans, see the "IRA Disclosure Statement" on page __.

9:

OTHER
INFORMATION

PRUCO LIFE INSURANCE COMPANY

Pruco Life Insurance Company is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York and is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to do business. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the State of New Jersey.


Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval. Prudential is working toward completing this process in 2001 and currently expects adoption by the Board of Directors to take place in the latter part of 2000. However, there is no certainty that the demutualization will be completed in this timeframe or that the necessary approvals will be obtained. Also, it is possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans.



The plan of reorganization, which hasn't been fully developed and approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Generally, the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including the types, amounts and issue years of their policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, provided that their policies were in force on the date Prudential's Board of Directors adopted a plan of reorganization, while mutual fund customers and customers of Prudential's subsidiaries (such as the Pruco Life insurance companies) would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contract owners of Prudential's subsidiaries. This does not constitute a proposal, offer, solicitation or recommendation regarding any plan of reorganization that may be proposed or a recommendation regarding the ownership of any stock that could be issued in connection with any such demutualization.


THE SEPARATE ACCOUNT

We have established a separate account, the Pruco Life Flexible Premium Variable Annuity Account (the "separate account"), to hold the assets that are associated with the contracts. The separate account was established under Arizona law on June 16, 1995, and is registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the separate account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. More detailed information about Pruco Life, including its audited financial statements, appears in the Statement of Additional Information.

SALE AND DISTRIBUTION OF THE CONTRACT


Prudential Investment Management Services LLC ("PIMS"), 100 Mulberry Street Street, Newark, New Jersey 07102-4077, acts as the distributor of the contracts. PIMS is a wholly-owned subsidiary of Prudential and is a limited liability corporation organized under Delaware law in 1996. It is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Commissions for the sales of contracts are paid to Prudential representatives and to other independent broker-dealers who sell the contracts, and do not reduce the amount of your investment. Registered representatives of independent broker-dealers may be paid on a different basis than those affiliated with PIMS.

ASSIGNMENT

You can assign the contract at any time during your lifetime. If you do so, we will reset the death benefit to equal the contract value on the date the assignment occurs. For details, see "What is the Death Benefit," on page __. We will not be bound by the assignment until we receive written notice. We will not be liable for any payment or other action we take in accordance with the contract if that action occurs before we receive notice of the assignment. An assignment, like any other change in ownership, may trigger a taxable event.

If the contract is issued under a qualified plan, there may be limitations on your ability to assign the contract. For further information please speak to your representative.




FINANCIAL STATEMENTS


The financial statements of the separate account associated with Strategic Partners Annuity One are included in the Statement of Additional Information.


STATEMENT OF ADDITIONAL INFORMATION

CONTENTS:

-      Company
-      Experts
-      Litigation
-      Legal Opinions
-      Principal Underwriter
-      Determination of Accumulation Unit Values
-      Performance Information

-      Comparative Performance Information and Advertising

-      Federal Tax Status

-      State Specific Variations

-      Financial Information

                            IRA DISCLOSURE STATEMENT

This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your Roth IRA, your simplified employee pension IRA (SEP) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse. You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service. Those are federal tax law rules; state tax laws may vary.

FREE LOOK PERIOD

The annuity contract offered by this prospectus gives you the opportunity to return the contract for a full refund within 10 days (or whatever period is required by applicable state law) after it is delivered. This is a more liberal provision than is required in connection with IRAs. To exercise this "free-look" provision, return the contract to the representative who sold it you or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus.

ELIGIBILITY REQUIREMENTS

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally, if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

CONTRIBUTIONS AND DEDUCTIONS

Contributions to your IRA will be deductible if you are not an "active participant" in an employer maintained qualified retirement plan or you have "Adjusted Gross Income" (as defined under Federal tax laws) which does not exceed the "applicable dollar limit." IRA (or SEP) contributions must be made by no later than the time you file your income tax return for that year. For a single taxpayer, the applicable dollar limitation is $30,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $30,000 - $40,000. For married couples filing jointly, the applicable dollar limitation is $50,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $50,000-$60,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $40,000 for individuals and $60,000 for married couples filing jointly.

Contributions made by your employer to your SEP are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEP will be entitled to elect to have their employer make contributions to their SEP on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to the SEP, those funds are not treated as current taxable income to the employee. Elective deferrals under a SEP are subject to an inflation-adjusted limit, which is $10,500 in 2000. Salary-reduction SEPs (also called "SARSEPs") are available only if at least 50% of the employees elect to have amounts contributed to the SARSEP and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPs may not be established after 1996.

The IRA maximum annual contribution and your tax deduction is limited to the lesser of: (1) $2,000 or (2) 100% of your earned compensation. Contributions in excess of the deduction limits may be subject to penalty. See below.

Under a SEP agreement, the maximum annual contribution which your employer may make on your behalf to a SEP contract that is excludable from your income is the lesser of 15% of your salary or $24,000. An employee who is a participant in a SEP agreement may make after-tax contributions to the SEP contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above.

The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $2,000 or (2) 100% of taxable alimony.

If you or your employer should contribute more than the maximum contribution amount to your IRA or SEP, the excess amount will be considered an "excess contribution." You are permitted to withdraw an excess contribution from your IRA or SEP before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year. (See Premature Distributions below for penalties imposed on withdrawal when the contribution exceeds $2,000.)

IRA FOR NON-WORKING SPOUSE

If you establish an IRA for yourself, you may also be eligible to establish an IRA for your "non-working" spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and, if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to $2,000 each may be made to your IRA and the spousal IRA if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRAs; (ii) $4,000; or (iii) 100% of your combined gross income.

Contributions in excess of the contribution limits may be subject to penalty. See above under "Contributions and Deductions." If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

Other than the items mentioned in this section, all of the requirement generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

ROLLOVER CONTRIBUTION

Once every year, you are permitted to withdraw any portion of the value of your IRA or SEP and reinvest it in another IRA or bond. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a "rollover" IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You will not be allowed a tax-deduction for the amount of any rollover contribution.

A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later roll over such a contribution to another qualified retirement plan as long as you have not mixed it with IRA (or SEP) contributions you have deducted from your income. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

DISTRIBUTIONS

(a) PREMATURE DISTRIBUTIONS

At no time can your interest in your IRA or SEP be forfeited. To insure that your contributions will be used for retirement, the federal tax law does not permit you to use your IRA or SEP as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA or SEP to anyone. Use of an IRA (or SEP) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59 1/2 or totally disabled. (You may, however, assign your IRA or SEP without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may surrender any portion of the value of your IRA (or SEP). In the case of a partial surrender which does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59 1/2 or are disabled.

(b) DISTRIBUTION AT AFTER AGE 59  1/2

Once you have attained age 59 1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEP) regardless of when you actually retire. In addition, you must commence distributions from your IRA by April 1 following the year you attain age 70 1/2. You may elect to receive the distribution under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the period payment options or in one sum will be treated as ordinary income as you receive them to the degree that you have made deductible contributions. If you have made both deductible and nondeductible contributions, a portion of the distribution attributable to the nondeductible contribution will be tax-free.

(c) INADEQUATE DISTRIBUTIONS -- 50% TAX

Your IRA or SEP is intended to provide retirement benefits over your lifetime. Thus, federal tax law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy (or over the joint life expectancies of you and your spouse). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

(d) DEATH BENEFITS

If you, (or your surviving spouse) die before receiving the entire value of your IRA (or SEP), the remaining interest must be distributed to your beneficiary (or your surviving spouse's beneficiary) in one lump-sum within 5 years of death, or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary beginning within one year after your or your spouse's death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun, the entire amount must be distributed at least as rapidly as if the owner had survived. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

ROTH IRAS

Section 408A of the Tax Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $160,000 for married individuals filing jointly and less than $100,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the lesser of $2,000 and 100% of compensation for that year (the $2,000 limit is phased out for incomes between $150,000 and $160,000 for married and between $95,000 and $110,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible.

For taxpayers with adjusted gross income of $100,000 or less, all or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer's gross income. If such a rollover, transfer or conversion occurred before January 1, 1999, the portion of the amount includable in gross income must be included in income ratably over the next four years beginning with the year in which the transaction occurred. Provided a rollover contribution meets the requirements of IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

UNDER SOME CIRCUMSTANCES, IT MAY NOT BE ADVISABLE TO ROLL OVER, TRANSFER OR CONVERT ALL OR PART OF A NON-ROTH IRA TO A ROTH IRA. PERSONS CONSIDERING A ROLLOVER, TRANSFER OR CONVERSION SHOULD CONSULT THEIR OWN TAX ADVISOR.

"Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2;
(b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a non-Roth IRA.

Distributions from a Roth IRA need not commence at age 70 1/2. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner's death subject to certain exceptions.

REPORTING TO THE IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

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                                       55

PART III PROSPECTUSES

VARIABLE INVESTMENT OPTIONS

[PHOTO]

                       THIS PAGE INTENTIONALLY LEFT BLANK

                       STATEMENT OF ADDITIONAL INFORMATION
                                   _____, 2000
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS

The Strategic Partners Annuity One(SM) annuity contract* (the "contract") is an individual variable annuity contract issued by the Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). The contract is purchased by making an initial purchase payment of $10,000 or more; subsequent payments must be $1,000 or more.

This statement of additional information is not a prospectus and should be read in conjunction with the Strategic Partners Annuity One prospectus, dated ___ __, 2000. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19101, or by telephoning (888) PRU-2888.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
               COMPANY...............................................        1
               EXPERTS...............................................        1
               LITIGATION............................................        2
               LEGAL OPINIONS........................................        2
               PRINCIPAL UNDERWRITER.................................        2
               DETERMINATION OF SUBACCOUNT UNIT VALUES...............        3
               PERFORMANCE INFORMATION...............................        3

               COMPARATIVE PERFORMANCE INFORMATION AND ADVERTISING...        3

               FEDERAL TAX STATUS....................................        4
               FINANCIAL STATEMENTS..................................        6
               ADDITIONAL FINANCIAL INFORMATION......................       A1

       PRUCO LIFE INSURANCE COMPANY               PRUDENTIAL ANNUITY SERVICE CENTER
           213 WASHINGTON STREET                            P.O. BOX 7960
       NEWARK, NEW JERSEY 07102-2992               PHILADELPHIA, PENNSYLVANIA 19101
                                                      TELEPHONE: (888) PRU-2888

* STRATEGIC PARTNERS ANNUITY ONE is a service mark of Prudential. ORD000045B

                                     COMPANY

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and all states except New York.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual life insurance company founded in 1875 under the laws of the State of New Jersey.


                                     EXPERTS

The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the financial statements of the Pruco Life Flexible Premium Variable Annuity Account as of December 31, 1999 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

                                   LITIGATION

We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. As an example of such litigation, in March 2000, plaintiffs filed a purported class action against us titled Olmsted v. Pruco Life Insurance Company of New Jersey and The Prudential Insurance Company of America, alleging that certain fees and expenses charged to the plaintiffs in connection with the sale of variable annuities since March 1, 1997 were excessive and unreasonable. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

In particular, Pruco Life and Prudential have been subject to substantial regulatory actions and civil litigation involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including Pruco Life, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls and a series of fines, and are in the process of distributing final remediation relief to eligible class members. In many instances, claimants have the right to "appeal" the decision to an independent reviewer. The bulk of such appeals were resolved in 1999, and the balance is expected to be addressed in 2000. As of January 31, 2000, Prudential and/or Pruco Life remained a party to two putative class actions and approximately 158 individual actions relating to permanent life insurance policies issued in the United States between 1982 and 1995. Additional suits may be filed by individuals who opted out of the settlements. While the approval of the class action settlement is now final, Prudential and Pruco Life remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to their sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

Prudential has indemnified Pruco Life for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

In 1999, 1998, 1997 and 1996, Prudential recorded provision in its Consolidated Statements of Operation of $100 million, $1,150 million, $2,030 million and $1,125 million, respectively, to provide for estimated remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.


                                 LEGAL OPINIONS

Shea & Gardner of Washington, D.C., has provided advice on certain matters relating to the federal securities laws in connection with the contracts.


                              PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC ("PIMS"), a subsidiary of Prudential, offers the contracts on a continuous basis through corporate office and regional home office employees in those states in which contracts may be lawfully sold. It may also offer the contract through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

Prudential may pay trail commissions to registered representatives who maintain an ongoing relationship with a contractholder. Typically, a trail commission is a compensation that is paid periodically to a representative, the amount of which is linked to the value of the contract and the amount of time that the contract has been in effect.

                    DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for administrative expenses and mortality and expense risks. (See WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE CONTRACT and CALCULATING CONTRACT VALUE in the prospectus.) The value of the assets of a subaccount is determined by multiplying the number of shares of The Prudential Series Fund, Inc. (the "Series Fund") or other Fund held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Series Fund or other Fund but not yet paid.


                             PERFORMANCE INFORMATION

AVERAGE ANNUAL TOTAL RETURN

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission ("SEC"). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term "charges" for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of the specified period to the ending redeemable value at the end of the period according to the following formula:

         P(1 + T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

NON-STANDARD TOTAL RETURN

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

The tables below provide performance information for specified periods ending December 31, 1999 for each Subaccount that invests in a Fund that had a performance history as of December 31, 1999. No standard total return table is included because the Subaccounts are only commencing operations on or after the date of this Statement of Additional Information. For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as "hypothetical performance data"). Standard and non-standard average annual return calculations include all of the fees under the Contract (i.e., the mortality and expense risk charge and the administrative fee). This information does not indicate or represent future performance.

The following three tables assume a daily insurance and administrative charge equal to 1.40% on an annual basis and no guaranteed minimum income benefit.

Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended June 30, 2000 in each subaccount other than the Money Market Subaccount. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract. This table assumes deferred sales charges.

                                     TABLE 1
                           AVERAGE ANNUAL TOTAL RETURN

FUND PORTFOLIO                                        DATE            ONE YEAR       FIVE           TEN YEARS      FROM DATE
                                                      ESTABLISHED     ENDED          YEARS          ENDED          ESTABLISHED
                                                                      06/30/2000     ENDED          06/30/2000     THROUGH
                                                                                     06/30/2000                    06/30/2000
PRUDENTIAL GLOBAL PORTFOLIO                              09/88          26.26%         18.14%        12.08%          11.95%
PRUDENTIAL JENNISON PORTFOLIO                            05/95          20.85%         25.72%          N/A           27.60%
PRUDENTIAL STOCK INDEX PORTFOLIO                         09/87          -0.19%         21.40%        15.66%          14.29%
SP AGGRESSIVE GROWTH ASSET ALLOCATION PORTFOLIO          08/00           N/A            N/A            N/A             N/A
SP AIM AGGRESSIVE GROWTH PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP AIM GROWTH AND INCOME PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP ALLIANCE LARGE CAP GROWTH PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP ALLIANCE TECHNOLOGY PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP BALANCED ASSET ALLOCATION PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP CONSERVATIVE ASSET ALLOCATION PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP DAVIS VALUE PORTFOLIO                                 08/00           N/A            N/A            N/A             N/A
SP DEUTSCHE INTERNATIONAL EQUITY PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP GROWTH ASSET ALLOCATION PORTFOLIO                     08/00           N/A            N/A            N/A             N/A
SP INVESCO SMALL COMPANY GROWTH PORTFOLIO                08/00           N/A            N/A            N/A             N/A
SP JENNISON INTERNATIONAL GROWTH PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP LARGE CAP VALUE PORTFOLIO                             08/00           N/A            N/A            N/A             N/A
SP MFS CAPITAL OPPORTUNITIES PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP MFS MID CAP GROWTH PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PIMCO HIGH YIELD PORTFOLIO                            08/00           N/A            N/A            N/A             N/A
SP PIMCO TOTAL RETURN PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO             08/00           N/A            N/A            N/A             N/A
SP SMALL/MID CAP VALUE PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP STRATEGIC PARTNERS FOCUSED GROWTH PORTFOLIO           08/00           N/A            N/A            N/A             N/A
JANUS ASPEN SERIES-GROWTH PORTFOLIO SERVICE SHARES       09/93          18.14%         25.04%          N/A           20.85%

Table 2 shows the average annual rates of return as in Table 1, but assumes that the investments are not withdrawn at the end of the period. This table assumes no deferred sales charges.

                                     TABLE 2
                           AVERAGE ANNUAL TOTAL RETURN
                             ASSUMING NO WITHDRAWAL

FUND PORTFOLIO                                        DATE            ONE YEAR       FIVE           TEN YEARS      FROM DATE
                                                      ESTABLISHED     ENDED          YEARS          ENDED          ESTABLISHED
                                                                      06/30/2000     ENDED          06/30/2000     THROUGH
                                                                                     06/30/2000                    06/30/2000
PRUDENTIAL GLOBAL PORTFOLIO                              09/88          31.86%         18.31%        12.08%          11.95%
PRUDENTIAL JENNISON PORTFOLIO                            05/95          26.45%         25.85%          N/A           27.80%
PRUDENTIAL STOCK INDEX PORTFOLIO                         09/87           5.41%         21.55%        15.66%          14.29%
SP AGGRESSIVE GROWTH ASSET ALLOCATION PORTFOLIO          08/00           N/A            N/A            N/A             N/A
SP AIM AGGRESSIVE GROWTH PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP AIM GROWTH AND INCOME PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP ALLIANCE LARGE CAP GROWTH PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP ALLIANCE TECHNOLOGY PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP BALANCED ASSET ALLOCATION PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP CONSERVATIVE ASSET ALLOCATION PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP DAVIS VALUE PORTFOLIO                                 08/00           N/A            N/A            N/A             N/A
SP DEUTSCHE INTERNATIONAL EQUITY PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP GROWTH ASSET ALLOCATION PORTFOLIO                     08/00           N/A            N/A            N/A             N/A
SP INVESCO SMALL COMPANY GROWTH PORTFOLIO                08/00           N/A            N/A            N/A             N/A
SP JENNISON INTERNATIONAL GROWTH PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP LARGE CAP VALUE PORTFOLIO                             08/00           N/A            N/A            N/A             N/A
SP MFS CAPITAL OPPORTUNITIES PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP MFS MID CAP GROWTH PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PIMCO HIGH YIELD PORTFOLIO                            08/00           N/A            N/A            N/A             N/A
SP PIMCO TOTAL RETURN PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO             08/00           N/A            N/A            N/A             N/A
SP SMALL/MID CAP VALUE PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP STRATEGIC PARTNERS FOCUSED GROWTH PORTFOLIO           08/00           N/A            N/A            N/A             N/A
JANUS ASPEN SERIES-GROWTH PORTFOLIO SERVICE SHARES       09/93          23.74%         25.17%          N/A           20.89%

Table 3 shows the cumulative total return for the portfolios, assuming no withdrawal. This table assumes no deferred sales charges.

                                     TABLE 3
                 CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL

FUND PORTFOLIO                                        DATE            ONE YEAR       FIVE           TEN YEARS      FROM DATE
                                                      ESTABLISHED     ENDED          YEARS          ENDED          ESTABLISHED
                                                                      06/30/2000     ENDED          06/30/2000     THROUGH
                                                                                     06/30/2000                    06/30/2000
PRUDENTIAL GLOBAL PORTFOLIO                              09/88          31.86%        131.78%        212.74%         278.45%
PRUDENTIAL JENNISON PORTFOLIO                            05/95          26.45%        215.71%          N/A           255.08%
PRUDENTIAL STOCK INDEX PORTFOLIO                         09/87           5.41%        165.32%        328.23%         453.38%
SP AGGRESSIVE GROWTH ASSET ALLOCATION PORTFOLIO          08/00           N/A            N/A            N/A             N/A
SP AIM AGGRESSIVE GROWTH PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP AIM GROWTH AND INCOME PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP ALLIANCE LARGE CAP GROWTH PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP ALLIANCE TECHNOLOGY PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP BALANCED ASSET ALLOCATION PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP CONSERVATIVE ASSET ALLOCATION PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP DAVIS VALUE PORTFOLIO                                 08/00           N/A            N/A            N/A             N/A
SP DEUTSCHE INTERNATIONAL EQUITY PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP GROWTH ASSET ALLOCATION PORTFOLIO                     08/00           N/A            N/A            N/A             N/A
SP INVESCO SMALL COMPANY GROWTH PORTFOLIO                08/00           N/A            N/A            N/A             N/A
SP JENNISON INTERNATIONAL GROWTH PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP LARGE CAP VALUE PORTFOLIO                             08/00           N/A            N/A            N/A             N/A
SP MFS CAPITAL OPPORTUNITIES PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP MFS MID CAP GROWTH PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PIMCO HIGH YIELD PORTFOLIO                            08/00           N/A            N/A            N/A             N/A
SP PIMCO TOTAL RETURN PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO             08/00           N/A            N/A            N/A             N/A
SP SMALL/MID CAP VALUE PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP STRATEGIC PARTNERS FOCUSED GROWTH PORTFOLIO           08/00           N/A            N/A            N/A             N/A
JANUS ASPEN SERIES-GROWTH PORTFOLIO SERVICE SHARES       09/93          23.74%        207.31%          N/A           262.89%

The following three tables assume a daily insurance and administrative charge equal to 1.70% on an annual basis and a charge for the guaranteed minimum income benefit equal to 0.25% on an annual basis of the "roll-up value" as defined in the prospectus.

Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended June 30, 2000 in each subaccount other than the Money Market Subaccount. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract. This table assumes deferred sales charges.


                                     TABLE 1
                           AVERAGE ANNUAL TOTAL RETURN

FUND PORTFOLIO                                        DATE            ONE YEAR       FIVE           TEN YEARS      FROM DATE
                                                      ESTABLISHED     ENDED          YEARS          ENDED          ESTABLISHED
                                                                      06/30/2000     ENDED          06/30/2000     THROUGH
                                                                                     06/30/2000                    06/30/2000
PRUDENTIAL GLOBAL PORTFOLIO                              09/88          25.54%         17.50%        11.46%          11.35%
PRUDENTIAL JENNISON PORTFOLIO                            05/95          20.16%         25.03%          N/A           26.93%
PRUDENTIAL STOCK INDEX PORTFOLIO                         09/87          -0.77%         20.74%        15.03%          13.67%
SP AGGRESSIVE GROWTH ASSET ALLOCATION PORTFOLIO          08/00           N/A            N/A            N/A             N/A
SP AIM AGGRESSIVE GROWTH PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP AIM GROWTH AND INCOME PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP ALLIANCE LARGE CAP GROWTH PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP ALLIANCE TECHNOLOGY PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP BALANCED ASSET ALLOCATION PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP CONSERVATIVE ASSET ALLOCATION PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP DAVIS VALUE PORTFOLIO                                 08/00           N/A            N/A            N/A             N/A
SP DEUTSCHE INTERNATIONAL EQUITY PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP GROWTH ASSET ALLOCATION PORTFOLIO                     08/00           N/A            N/A            N/A             N/A
SP INVESCO SMALL COMPANY GROWTH PORTFOLIO                08/00           N/A            N/A            N/A             N/A
SP JENNISON INTERNATIONAL GROWTH PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP LARGE CAP VALUE PORTFOLIO                             08/00           N/A            N/A            N/A             N/A
SP MFS CAPITAL OPPORTUNITIES PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP MFS MID CAP GROWTH PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PIMCO HIGH YIELD PORTFOLIO                            08/00           N/A            N/A            N/A             N/A
SP PIMCO TOTAL RETURN PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO             08/00           N/A            N/A            N/A             N/A
SP SMALL/MID CAP VALUE PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP STRATEGIC PARTNERS FOCUSED GROWTH PORTFOLIO           08/00           N/A            N/A            N/A             N/A
JANUS ASPEN SERIES-GROWTH PORTFOLIO SERVICE SHARES       09/93          17.46%         24.36%          N/A           20.19%

Table 2 showa the average annual rates of return as in Table 1, but assumes that the investments are not withdrawn at the end of the period. This table assumes no deferred sales charges.


                                     TABLE 2
                           AVERAGE ANNUAL TOTAL RETURN
                             ASSUMING NO WITHDRAWAL

FUND PORTFOLIO                                        DATE            ONE YEAR       FIVE           TEN YEARS      FROM DATE
                                                      ESTABLISHED     ENDED          YEARS          ENDED          ESTABLISHED
                                                                      06/30/2000     ENDED          06/30/2000     THROUGH
                                                                                     06/30/2000                    06/30/2000
PRUDENTIAL GLOBAL PORTFOLIO                              09/88          31.14%         17.66%        11.46%          11.35%
PRUDENTIAL JENNISON PORTFOLIO                            05/95          25.76%         25.17%          N/A           27.10%
PRUDENTIAL STOCK INDEX PORTFOLIO                         09/87           4.83%         20.89%        15.03%          13.67%
SP AGGRESSIVE GROWTH ASSET ALLOCATION PORTFOLIO          08/00           N/A            N/A            N/A             N/A
SP AIM AGGRESSIVE GROWTH PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP AIM GROWTH AND INCOME PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP ALLIANCE LARGE CAP GROWTH PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP ALLIANCE TECHNOLOGY PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP BALANCED ASSET ALLOCATION PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP CONSERVATIVE ASSET ALLOCATION PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP DAVIS VALUE PORTFOLIO                                 08/00           N/A            N/A            N/A             N/A
SP DEUTSCHE INTERNATIONAL EQUITY PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP GROWTH ASSET ALLOCATION PORTFOLIO                     08/00           N/A            N/A            N/A             N/A
SP INVESCO SMALL COMPANY GROWTH PORTFOLIO                08/00           N/A            N/A            N/A             N/A
SP JENNISON INTERNATIONAL GROWTH PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP LARGE CAP VALUE PORTFOLIO                             08/00           N/A            N/A            N/A             N/A
SP MFS CAPITAL OPPORTUNITIES PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP MFS MID CAP GROWTH PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PIMCO HIGH YIELD PORTFOLIO                            08/00           N/A            N/A            N/A             N/A
SP PIMCO TOTAL RETURN PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO             08/00           N/A            N/A            N/A             N/A
SP SMALL/MID CAP VALUE PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP STRATEGIC PARTNERS FOCUSED GROWTH PORTFOLIO           08/00           N/A            N/A            N/A             N/A
JANUS ASPEN SERIES-GROWTH PORTFOLIO SERVICE SHARES       09/93          23.06%         24.49%          N/A           20.22%

Table 3 shows the cumulative total return for the portfolios, assuming no withdrawal. This table assumes no deferred sales charges.

                                     TABLE 3
                 CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL

FUND PORTFOLIO                                        DATE            ONE YEAR       FIVE           TEN YEARS      FROM DATE
                                                      ESTABLISHED     ENDED          YEARS          ENDED          ESTABLISHED
                                                                      06/30/2000     ENDED          06/30/2000     THROUGH
                                                                                     06/30/2000                    06/30/2000
PRUDENTIAL GLOBAL PORTFOLIO                              09/88          31.14%        125.53%        195.89%         254.89%
PRUDENTIAL JENNISON PORTFOLIO                            05/95          25.76%        207.20%          N/A           245.18%
PRUDENTIAL STOCK INDEX PORTFOLIO                         09/87           4.83%        158.17%        305.61%         416.26%
SP AGGRESSIVE GROWTH ASSET ALLOCATION PORTFOLIO          08/00           N/A            N/A            N/A             N/A
SP AIM AGGRESSIVE GROWTH PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP AIM GROWTH AND INCOME PORTFOLIO                       08/00           N/A            N/A            N/A             N/A
SP ALLIANCE LARGE CAP GROWTH PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP ALLIANCE TECHNOLOGY PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP BALANCED ASSET ALLOCATION PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP CONSERVATIVE ASSET ALLOCATION PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP DAVIS VALUE PORTFOLIO                                 08/00           N/A            N/A            N/A             N/A
SP DEUTSCHE INTERNATIONAL EQUITY PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP GROWTH ASSET ALLOCATION PORTFOLIO                     08/00           N/A            N/A            N/A             N/A
SP INVESCO SMALL COMPANY GROWTH PORTFOLIO                08/00           N/A            N/A            N/A             N/A
SP JENNISON INTERNATIONAL GROWTH PORTFOLIO               08/00           N/A            N/A            N/A             N/A
SP LARGE CAP VALUE PORTFOLIO                             08/00           N/A            N/A            N/A             N/A
SP MFS CAPITAL OPPORTUNITIES PORTFOLIO                   08/00           N/A            N/A            N/A             N/A
SP MFS MID CAP GROWTH PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PIMCO HIGH YIELD PORTFOLIO                            08/00           N/A            N/A            N/A             N/A
SP PIMCO TOTAL RETURN PORTFOLIO                          08/00           N/A            N/A            N/A             N/A
SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO             08/00           N/A            N/A            N/A             N/A
SP SMALL/MID CAP VALUE PORTFOLIO                         08/00           N/A            N/A            N/A             N/A
SP STRATEGIC PARTNERS FOCUSED GROWTH PORTFOLIO           08/00           N/A            N/A            N/A             N/A
JANUS ASPEN SERIES-GROWTH PORTFOLIO SERVICE SHARES       09/93          23.06%        199.02%          N/A           249.57%

COMPARATIVE PERFORMANCE INFORMATION AND ADVERTISING

Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Annuity Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.


Reports or advertising may also include the use of tax deferred compounding charts and charts describing the power of tax deferred compounding on the bonus payment.


                               FEDERAL TAX STATUS


X.    OTHER TAX RULES.


1. DIVERSIFICATION.

    The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. Pruco Life believes the underlying variable investment options for the Contract meet these diversification requirements.


2. INVESTOR CONTROL.

    Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of Pruco Life, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life reserves the right to make such changes as it deems necessary to assure that the contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected contractowners and will be made with such notice to affected contractowners as is feasible under the circumstances.


3. ENTITY OWNERS.

    Where a contract is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract will be subject to tax.


4. PURCHASE PAYMENTS MADE BEFORE AUGUST 14, 1982.

    If your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the contract. Generally, withdrawals are treated as a recovery of your investment in the contract first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% penalty tax.

5. WITHHOLDING OF TAX FROM DISTRIBUTIONS.

     Taxable amounts distributed from annuity contracts are subject to tax withholding. You may generally elect not to have tax withheld from your payments. The rate of withholding on annuity payments will be determined on the basis of the withholding certificate you file with Pruco Life. These elections must be made on the appropriate Pruco Life forms. Absent these elections, Pruco Life will withhold the tax amounts required by the applicable tax regulations. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are not sufficient.

6. NONRESIDENT ALIENS. Special tax withholding rules apply to nonresident aliens.


7. TRANSFERS TO YOUNGER PERSONS. If you transfer your contract to a person either 37 1/2 years younger than you, or a grandchild, or designate such younger person as a beneficiary, there may be Generation Skipping tax consequences.

                            STATE SPECIFIC VARIATIONS

We list below certain limitations and restrictions of the Strategic Partners Annuity One contract imposed by state law. If your contract was issued in one of the states listed below, consult your contract for additional details.

- The transfer fee will never exceed $10 for contracts issued in Florida and Texas.

- Although we do not have the right to refuse subsequent purchase payments for contracts issued in Maryland, New Jersey, Oregon, Pennsylvania, or Texas, we do impose a maximum annual purchase payment limit of $2 million and a maximum aggregate purchase payment limit of $7 million.

- For contracts issued in Pennsylvania, state law prevents us from waiving withdrawal charges because of terminal illness.

-    When you enter the income phase of a contract issued in Maryland, Oregon or
     Washington:

     - if you select Income Option 1- Annuity Payments For A Fixed Period, the minimum period you can elect is 5 years; and

     -    Option 3 - Interest Payment Option is not available

-    The guaranteed minimum income benefit is not available in California.

- The "roll-up" value guaranteed minimum death benefit option is not available for contracts issued in Washington State.

- We will calculate and deduct the charge for the guaranteed minimum income benefit based solely on the portion of the contract value you have allocated to the variable investment options, for contracts issued in Washington State.

-    Pennsylvania does not permit joint ownership of the contract.

- Non-spousal joint ownership is available for contracts issued in New Jersey only if you choose the base death benefit.

                              FINANCIAL STATEMENTS

The following financial statements describe the sub-accounts of the Discovery Select Variable Annuity, another variable annuity contract offered by Pruco Life. This information is provided because some of the sub-accounts associated with Discovery Select are also used by the Strategic Partners Annuity One variable annuity contract. Financial information specific to the Strategic Partners Annuity One variable annuity contract will be available following the completion of the initial accounting period for this contract.

                             FINANCIAL STATEMENTS OF
              THE DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 1999

                                                                 SUBACCOUNTS
                                          -------------------------------------------------------
                                          PRUDENTIAL    PRUDENTIAL    PRUDENTIAL         OCC
                                             MONEY      DIVERSIFIED   HIGH YIELD    ACCUMULATION
                                            MARKET         BOND          BOND       TRUST MANAGED
                                           PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO
                                          -----------   -----------   ----------    -------------
ASSETS
  Investment in The Prudential
    Series Fund, Inc. Portfolios
    and non-Prudential administered
    funds, at net asset value
    [Note 3] .........................   $409,517,164  $571,573,815   $381,208,372  $446,142,833
                                         ------------  ------------   ------------  ------------
  Net Assets .........................   $409,517,164  $571,573,815   $381,208,372  $446,142,833
                                         ============  ============   ============  ============
NET ASSETS, representing:
  Equity of contract owners [Note 4]..   $409,517,164  $571,573,815   $381,208,372  $446,142,833
                                         ------------  ------------   ------------  ------------
                                         $409,517,164  $571,573,815   $381,208,372  $446,142,833
                                         ============  ============   ============  ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A1

                                               SUBACCOUNTS (CONTINUED)
 -------------------------------------------------------------------------------------------------------------------
   PRUDENTIAL   PRUDENTIAL     AIM V.I.     T. ROWE PRICE
      STOCK       EQUITY        GROWTH         EQUITY       PRUDENTIAL     PRUDENTIAL                    JANUS ASPEN
      INDEX       INCOME          AND          INCOME         EQUITY        JENNISON       AIM V.I.        GROWTH
    PORTFOLIO    PORTFOLIO    INCOME FUND     PORTFOLIO      PORTFOLIO      PORTFOLIO     VALUE FUND      PORTFOLIO
 -------------  ----------    -----------    -------------  -----------    ----------     ----------    ------------




$1,017,362,289  $552,654,145  $200,291,842  $189,276,527  $786,985,738   $1,215,578,269  $342,341,778   $364,020,511
--------------  ------------  ------------  ------------  ------------   --------------  ------------   ------------
$1,017,362,289  $552,654,145  $200,291,842  $189,276,527  $786,985,738   $1,215,578,269  $342,341,778   $364,020,511
==============  ============  ============  ============  ============   ==============  ============   ============

$1,017,362,289  $552,654,145  $200,291,842  $189,276,527  $786,985,738   $1,215,578,269  $342,341,778   $364,020,511
--------------  ------------  ------------  ------------  ------------   --------------  ------------   ------------
$1,017,362,289  $552,654,145  $200,291,842  $189,276,527  $786,985,738   $1,215,578,269  $342,341,778   $364,020,511
==============  ============  ============  ============  ============   ==============  ============   ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                                    A2

                             FINANCIAL STATEMENTS OF
              THE DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 1999

                                                                                      SUBACCOUNTS
                                                         ---------------------------------------------------------------------------
                                                                            MFS             OCC       WARBURG PINCUS
                                                              MFS        EMERGING      ACCUMULATION    POST-VENTURE    PRUDENTIAL
                                                           RESEARCH       GROWTH      TRUST SMALL CAP     CAPITAL        GLOBAL
                                                            SERIES        SERIES         PORTFOLIO       PORTFOLIO      PORTFOLIO
                                                         ------------   ------------  --------------- --------------  -------------
ASSETS
  Investment in The Prudential Series Fund,
    Inc. Portfolios and non-Prudential
    administered funds, at net asset value [Note 3] ...  $106,649,299   $377,908,001    $77,837,223     $41,140,550    $172,963,851
                                                         ------------   ------------    -----------     -----------    ------------
  Net Assets ..........................................  $106,649,299   $377,908,001    $77,837,223     $41,140,550    $172,963,851
                                                         ============   ============    ===========     ===========    ============
NET ASSETS, representing:
  Equity of contract owners [Note 4] ..................  $106,649,299   $377,908,001    $77,837,223     $41,140,550    $172,963,851
                                                         ------------   ------------    -----------     -----------    ------------
                                                         $106,649,299   $377,908,001    $77,837,223     $41,140,550    $172,963,851
                                                         ============   ============    ===========     ===========    ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A3

                                                   SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------
                                         PRUDENTIAL                                                             PRUDENTIAL
  JANUS ASPEN      T. ROWE PRICE           SMALL                                             PRUDENTIAL        DIVERSIFIED
 INTERNATIONAL     INTERNATIONAL      CAPITALIZATION     AMERICAN          FRANKLIN            20/20            CONSERVATIVE
    GROWTH             STOCK               STOCK          CENTURY          SMALL CAP           FOCUS              GROWTH
   PORTFOLIO         PORTFOLIO           PORTFOLIO       VP VALUE        GROWTH FUND         PORTFOLIO           PORTFOLIO
 -------------     -------------      --------------     --------        -----------         ----------        ---------------
 $342,761,586      $59,352,704         $77,061,987       $29,307,658       $45,690,342        $59,740,611        $107,555,867
 ------------      -----------         -----------       -----------       -----------        -----------        ------------
 $342,761,586      $59,352,704         $77,061,987       $29,307,658       $45,690,342        $59,740,611        $107,555,867
 ============      ===========         ===========       ===========       ===========        ===========        ============

 $342,761,586      $59,352,704         $77,061,987       $29,307,658       $45,690,342        $59,740,611        $107,555,867
 ------------      -----------         -----------       -----------       -----------        -----------        ------------
 $342,761,586      $59,352,704         $77,061,987       $29,307,658       $45,690,342        $59,740,611        $107,555,867
 ============      ===========         ===========       ===========       ===========        ===========        ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A4

                             FINANCIAL STATEMENTS OF
              THE DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the period ended December 31, 1999

                                                                                   SUBACCOUNTS
                                                      ----------------------------------------------------------------------
                                                                                            PRUDENTIAL             OCC
                                                       PRUDENTIAL         PRUDENTIAL        HIGH YIELD        ACCUMULATION
                                                      MONEY MARKET     DIVERSIFIED BOND        BOND           TRUST MANAGED
                                                        PORTFOLIO          PORTFOLIO         PORTFOLIO          PORTFOLIO
                                                      ------------     ----------------     ----------        -------------
INVESTMENT INCOME
  Dividend income .................................   $ 15,237,235     $           0       $    899,319       $  6,092,205
                                                      ------------     -------------       ------------       ------------
EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk and for
    administration [Notes 5A and 5B] ..............      4,319,880         6,984,293          4,850,578          6,120,507
                                                      ------------     -------------       ------------       ------------
NET INVESTMENT INCOME (LOSS) ......................     10,917,355        (6,984,293)        (3,951,259)           (28,302)
                                                      ------------     -------------       ------------       ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received ............              0         1,285,540                  0         13,670,677
  Realized gain (loss) on shares redeemed .........              0          (217,332)        (1,335,323)           897,961
  Net change in unrealized gain (loss) on
    investments ...................................              0        (4,059,603)        15,367,189            324,829
                                                      ------------     -------------       ------------       ------------
NET GAIN (LOSS) ON INVESTMENTS ....................              0        (2,991,395)        14,031,866         14,893,467
                                                      ------------     -------------       ------------       ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .......................   $ 10,917,355     $  (9,975,688)      $ 10,080,607       $ 14,865,165
                                                      ============     =============       ============       ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A5

                             SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                     AIM V.I.       T. ROWE PRICE
  PRUDENTIAL       PRUDENTIAL         GROWTH            EQUITY           PRUDENTIAL       PRUDENTIAL                    JANUS ASPEN
  STOCK INDEX     EQUITY INCOME         AND             INCOME             EQUITY          JENNISON       AIM V.I.        GROWTH
   PORTFOLIO        PORTFOLIO       INCOME FUND        PORTFOLIO          PORTFOLIO        PORTFOLIO     VALUE FUND      PORTFOLIO
  -----------     -------------     -----------      -------------       ----------       ----------     ----------     ------------

$   8,820,513     $ 12,066,262     $    983,762       $ 3,440,291       $ 12,078,192   $   1,392,985     $   893,450   $    555,659
-------------     ------------     ------------       -----------       ------------   -------------     -----------   ------------



   10,910,240        7,164,555        1,928,075         2,481,037          9,656,037      11,111,111       3,032,917      2,973,970
-------------     ------------     ------------       -----------       ------------   -------------     -----------   ------------
   (2,089,727)       4,901,707         (944,313)          959,254          2,422,155      (9,718,126)     (2,139,467)    (2,418,311)
-------------     ------------     ------------       -----------       ------------   -------------     -----------   ------------


   11,127,890       60,578,751          679,249         8,086,306         89,969,855      47,725,828       4,672,141      1,086,014
    1,703,966       (1,995,011)         261,097           380,940            856,311       3,182,966         139,822        163,612

  130,084,476      (13,812,667)      43,708,751        (6,757,908)       (24,789,617)    263,864,400      56,483,118     87,382,804
 ------------      -----------     ------------       -----------       ------------   -------------     -----------   ------------
  142,916,332       44,771,073       44,649,097         1,709,338         66,036,549     314,773,194      61,295,081     88,632,430
 ------------      -----------     ------------       -----------       ------------   -------------     -----------   ------------

$ 140,826,605     $ 49,672,780     $ 43,704,784       $ 2,668,592       $ 68,458,704   $ 305,055,068    $ 59,155,614   $ 86,214,119
=============     ============     ============       ===========       ============   =============    ============   ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A6

                             FINANCIAL STATEMENTS OF
              THE DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the period ended December 31, 1999

                                                                         SUBACCOUNTS
                                              ---------------------------------------------------------------------

                                                                    MFS              OCC           WARBURG PINCUS
                                                    MFS          EMERGING        ACCUMULATION       POST-VENTURE
                                                  RESEARCH        GROWTH        TRUST SMALL CAP       CAPITAL
                                                  SERIES          SERIES          PORTFOLIO          PORTFOLIO
                                              --------------   -------------    ----------------   -------------
INVESTMENT INCOME
  Dividend income .........................   $     168,118    $           0    $     492,737       $         0
                                              -------------    -------------    -------------       -----------

EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk and for
    administration [Notes 5A and 5B] ......       1,212,884        3,014,243        1,066,833           351,026
                                              -------------    -------------    -------------       -----------
NET INVESTMENT INCOME (LOSS) ..............      (1,044,766)      (3,014,243)        (574,096)         (351,026)
                                              -------------    -------------    -------------       -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received ....         888,428                0                0                 0
  Realized gain (loss) on shares redeemed .         916,660        1,054,720         (779,717)          228,993
  Net change in unrealized gain (loss) on
    investments ...........................      18,501,505      156,194,947       (1,154,571)       15,136,721
                                              -------------    -------------    -------------       -----------
NET GAIN (LOSS) ON INVESTMENTS ............      20,306,593      157,249,667       (1,934,288)       15,365,714
                                              -------------    -------------    -------------       -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ...............   $  19,261,827    $ 154,235,424    $  (2,508,384)      $15,014,688
                                              =============    =============    =============       ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A7

                                                          SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                                        PRUDENTIAL                                                      PRUDENTIAL
                  JANUS ASPEN       T. ROWE PRICE        SMALL                                          PRUDENTIAL      DIVERSIFIED
  PRUDENTIAL     INTERNATIONAL      INTERNATIONAL     CAPITALIZATION     AMERICAN      FRANKLIN           20/20         CONSERVATIVE
    GLOBAL         GROWTH              STOCK              STOCK          CENTURY       SMALL CAP          FOCUS           GROWTH
   PORTFOLIO      PORTFOLIO          PORTFOLIO          PORTFOLIO        VP VALUE     GROWTH FUND       PORTFOLIO*      PORTFOLIO*
  ----------    -------------      -------------     --------------     ---------     -----------      -----------     -------------

 $   415,757    $     459,400       $   215,438       $        0       $    69,828    $    10,300       $   71,135       $1,794,864
 -----------    -------------       -----------       ----------       -----------    -----------       ----------       ----------




   1,537,803        2,642,970           605,829          737,136           247,291        216,215          235,466          501,898
 -----------    -------------       -----------       ----------       -----------    -----------       ----------       ----------
  (1,122,046)      (2,183,570)         (390,391)        (737,136)         (177,463)      (205,915)        (164,331)       1,292,966
 -----------    -------------       -----------       ----------       -----------    -----------       ----------       ----------



     728,997                0           677,091          808,152           661,557        106,375           11,564                0
     644,200          938,177           275,936           50,819            (2,693)        33,496            7,246             (355)

  50,590,003      145,749,839        13,306,940        8,008,016        (2,145,944)    13,249,074        7,034,042        4,352,952
 -----------    -------------       -----------       ----------       -----------    -----------       ----------       ----------
  51,963,200      146,688,016        14,259,967        8,866,987        (1,487,080)    13,388,945        7,052,852        4,352,597
 -----------    -------------       -----------       ----------       -----------    -----------       ----------       ----------


 $50,841,154    $ 144,504,446       $13,869,576       $8,129,851       $(1,644,543)   $13,183,030       $6,888,521       $5,645,563
 ===========    =============       ===========       ==========       ===========    ===========       ==========       ==========


* Became available on May 3, 1999 (Note 1)


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A8

                             FINANCIAL STATEMENTS OF
              THE DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999 and 1998

                                                                                           SUBACCOUNTS
                                                                   --------------------------------------------------------------
                                                                            PRUDENTIAL                       PRUDENTIAL
                                                                           MONEY MARKET                   DIVERSIFIED BOND
                                                                             PORTFOLIO                       PORTFOLIO
                                                                   ----------------------------    ------------------------------
                                                                       1999            1998              1999            1998
                                                                   ------------    ------------    -------------    -------------
OPERATIONS
  Net investment income (loss) .................................   $ 10,917,355    $  6,220,605    $  (6,984,293)   $  13,023,727
  Capital gains distributions received .........................              0               0        1,285,540          716,977
  Realized gain (loss) on shares redeemed ......................              0               0         (217,332)          (6,174)
  Net change in unrealized gain (loss) on investments ..........              0               0       (4,059,603)      (1,510,869)
                                                                   ------------    ------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................................     10,917,355       6,220,605       (9,975,688)      12,223,661
                                                                   ------------    ------------    -------------    -------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..................................    272,372,341     222,388,823      277,727,914      221,694,519
  Surrenders, Withdrawals and Death Benefits ...................    (42,335,727)    (19,037,371)     (36,944,522)     (11,972,687)
  Net Transfers From (To) Other Subaccounts or Fixed Rate Option    (71,873,867)    (73,761,433)     (26,698,441)      24,535,852
  Withdrawal Charge ............................................       (183,933)        (17,990)        (242,247)         (37,955)
                                                                   ------------    ------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  ANNUITY PAYMENTS AND OTHER OPERATING TRANSFERS ...............    157,978,814     129,572,029      213,842,704      234,219,729
                                                                   ------------    ------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RETAINED IN THE ACCOUNT [Note 7] .............................              0      (3,640,779)               0       (2,285,665)
                                                                   ------------    ------------    -------------    -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS ........................    168,896,169     132,151,855      203,867,016      244,157,725

NET ASSETS
  Beginning of period ..........................................    240,620,995     108,469,140      367,706,799      123,549,074
                                                                   ------------    ------------    -------------    -------------
  End of period ................................................   $409,517,164    $240,620,995    $ 571,573,815    $ 367,706,799
                                                                   ============    ============    =============    =============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A9

                                                  SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
         PRUDENTIAL                     OCC ACCUMULATION                      PRUDENTIAL                       PRUDENTIAL
       HIGH YIELD BOND                    TRUST MANAGED                      STOCK INDEX                      EQUITY INCOME
         PORTFOLIO                         PORTFOLIO                          PORTFOLIO                         PORTFOLIO
-----------------------------    -----------------------------    -------------------------------    ------------------------------
    1999           1998               1999             1998             1999             1998            1999             1998
------------    -------------    -------------    ------------    ---------------    ------------    ------------    --------------

$ (3,951,259)   $  20,816,978    $     (28,302)   $ (2,670,351)   $    (2,089,727)   $   (185,276)   $  4,901,707    $   5,591,019
           0                0       13,670,677       6,952,938         11,127,890       8,054,760      60,578,751       25,710,606
  (1,335,323)        (473,469)         897,961        (277,190)         1,703,966         856,268      (1,995,011)        (231,835)
  15,367,189      (34,004,857)         324,829       5,676,242        130,084,476      81,282,537     (13,812,667)     (61,296,933)
------------    -------------    -------------    ------------    ---------------    ------------    ------------    --------------

  10,080,607      (13,661,348)      14,865,165       9,681,639        140,826,605      90,008,289      49,672,780      (30,227,143)
------------    -------------    -------------    ------------    ---------------    ------------    ------------    --------------


 129,036,884      188,630,259      112,391,697     228,513,667        321,599,131     252,590,459     115,693,987      290,496,090
 (30,777,962)     (13,920,895)     (36,218,849)    (15,187,256)       (47,411,223)    (18,498,579)    (36,847,150)     (17,041,887)
 (29,441,596)       9,082,688      (50,061,353)     (1,385,568)        37,359,865      20,564,789     (43,263,785)       2,985,956
    (389,559)         (35,661)        (436,907)        (82,063)          (260,561)        (78,726)       (356,713)         (65,773)
------------    -------------    -------------    ------------    ---------------    ------------    ------------    --------------

  68,427,767      183,756,391       25,674,588     211,858,780        311,287,212     254,577,943      35,226,339      276,374,386
------------    -------------    -------------    ------------    ---------------    ------------    ------------    --------------

           0       (2,770,786)               0      (3,854,378)                 0      (2,993,998)              0       (3,015,564)
------------    -------------    -------------    ------------    ---------------    ------------    ------------    --------------
  78,508,374      167,324,257       40,539,753     217,686,041        452,113,817     341,592,234      84,899,119      243,131,679


 302,699,998      135,375,741      405,603,080     187,917,039        565,248,472     223,656,238     467,755,026      224,623,347
------------    -------------    -------------    ------------    ---------------    ------------    ------------    --------------
$381,208,372    $ 302,699,998    $ 446,142,833    $405,603,080    $ 1,017,362,289    $565,248,472    $552,654,145    $ 467,755,026
============    =============    =============    ============    ===============    ============    ============    =============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A10

                             FINANCIAL STATEMENTS OF
              THE DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999 and 1998

                                                                                          SUBACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                                                            T. ROWE PRICE
                                                                         AIM V.I. GROWTH AND                EQUITY INCOME
                                                                             INCOME FUND                      PORTFOLIO
                                                                   -----------------------------    --------------------------------
                                                                        1999            1998            1999             1998
                                                                   -------------    ------------    -------------    -------------
OPERATIONS
  Net investment income (loss) .................................   $    (944,313)   $   (564,142)   $     959,254    $     971,949
  Capital gains distributions received .........................         679,249         916,060        8,086,306        4,669,654
  Realized gain (loss) on shares redeemed ......................         261,097          36,024          380,940           34,283
  Net change in unrealized gain (loss) on investments ..........      43,708,751      16,122,807       (6,757,908)       2,625,091
                                                                   -------------    ------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................................      43,704,784      16,510,749        2,668,592        8,300,977
                                                                   -------------    ------------    -------------    -------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..................................      63,862,790      39,265,963       47,231,184       65,996,482
  Surrenders, Withdrawals and Death Benefits ...................      (9,606,456)     (2,875,990)     (11,063,140)      (5,579,801)
  Net Transfers From (To) Other Subaccounts or Fixed Rate Option       6,136,356       1,659,949       (7,280,014)       1,810,796
  Withdrawal Charge ............................................         (31,826)        (15,890)         (73,056)         (35,415)
                                                                   -------------    ------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  ANNUITY PAYMENTS AND OTHER OPERATING TRANSFERS ...............      60,360,864      38,034,032       28,814,974       62,192,062
                                                                   -------------    ------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RETAINED IN THE ACCOUNT [Note 7] .............................               0        (460,303)               0       (1,320,662)
                                                                   -------------    ------------    -------------    -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS ........................     104,065,648      54,084,478       31,483,566       69,172,377

NET ASSETS
  Beginning of period ..........................................      96,226,194      42,141,716      157,792,961       88,620,584
                                                                   -------------    ------------    -------------    -------------
  End of period ................................................   $ 200,291,842    $ 96,226,194    $ 189,276,527    $ 157,792,961
                                                                   =============    ============    =============    =============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A11

                             SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
          PRUDENTIAL
           EQUITY                     PRUDENTIAL JENNISON                       AIM V.I.                       JANUS ASPEN
          PORTFOLIO                        PORTFOLIO                           VALUE FUND                    GROWTH PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------
    1999             1998             1999               1998            1999             1998             1999             1998
------------   -------------    ---------------    -------------    -------------    ------------    -------------    ------------

$  2,422,155   $   2,717,113    $    (9,718,126)   $  (3,512,674)   $  (2,139,467)   $   (537,111)   $  (2,418,311)   $   1,636,631
  89,969,855      62,992,043         47,725,828        6,752,988        4,672,141       4,721,622        1,086,014        2,162,901
     856,311         386,861          3,182,966          266,858          139,822          68,930          163,612        1,707,561
 (24,789,617)    (39,567,051)       263,864,400       93,984,005       56,483,118      18,290,373       87,382,804       19,044,323
------------   -------------    ---------------    -------------    -------------    ------------    -------------    -------------

  68,458,704      26,528,966        305,055,068       97,491,177       59,155,614      22,543,814       86,214,119       24,551,416
------------   -------------    ---------------    -------------    -------------    ------------    -------------    -------------



 204,643,213     252,668,916        372,108,655      226,450,341      143,043,185      44,708,869      132,338,514       39,709,839
 (45,524,510)    (21,218,983)       (49,014,642)     (12,706,368)     (12,933,293)     (2,887,607)     (14,142,704)      (3,026,558)
 (28,913,363)      2,789,177         92,106,617       28,775,735       35,258,086       6,080,094       44,810,730        4,761,250
    (324,391)        (85,832)          (327,147)         (52,520)         (55,983)        (18,853)         (57,856)         (21,890)
------------   -------------    ---------------    -------------    -------------    ------------    -------------    -------------
 129,880,949     234,153,278        414,873,483      242,467,188      165,311,995      47,882,503      162,948,684       41,422,641


           0      (4,666,555)                 0       (2,553,663)               0        (766,278)               0       (1,013,718)
------------   -------------    ---------------    -------------    -------------    ------------    -------------    -------------
 198,339,653     256,015,689        719,928,551      337,404,702      224,467,609      69,660,039      249,162,803       64,960,339


 588,646,085     332,630,396        495,648,718      158,244,016      117,874,169      48,214,130      114,857,708       49,897,369
------------   -------------    ---------------    -------------    -------------    ------------    -------------    -------------
$786,985,738   $ 588,646,085    $ 1,215,577,269    $ 495,648,718    $ 342,341,778    $117,874,169    $ 364,020,511    $ 114,857,708
============   =============    ===============    =============    =============    ============    =============    =============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A12

                             FINANCIAL STATEMENTS OF
              THE DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999 and 1998

                                                                                             SUBACCOUNTS
                                                                   -----------------------------------------------------------------

                                                                               MFS                              MFS
                                                                         RESEARCH SERIES              EMERGING GROWTH SERIES
                                                                   ------------------------------    ------------------------------
                                                                        1999           1998              1999              1998
                                                                   -------------    -------------    -------------    -------------
OPERATIONS
  Net investment income (loss) .................................   $  (1,044,766)   $    (710,146)   $  (3,014,243)   $  (1,270,095)
  Capital gains distributions received .........................         888,428        1,080,320                0          638,659
  Realized gain (loss) on shares redeemed ......................         916,660          101,567        1,054,720          519,956
  Net change in unrealized gain (loss) on investments ..........      18,501,505       10,224,375      156,194,947       27,427,720
                                                                   -------------    -------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................................      19,261,827       10,696,116      154,235,424       27,316,240
                                                                   -------------    -------------    -------------    -------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..................................      19,128,059       27,881,903       79,496,716       66,934,974
  Surrenders, Withdrawals and Death Benefits ...................      (4,803,341)      (2,149,211)     (13,508,434)      (3,655,122)
  Net Transfers From (To) Other Subaccounts or Fixed Rate Option      (1,734,031)         201,719       10,085,471        5,933,717
  Withdrawal Charge ............................................         (43,356)         (16,202)        (109,040)         (22,762)
                                                                   -------------    -------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  ANNUITY PAYMENTS AND OTHER OPERATING TRANSFERS ...............      12,547,331       25,918,209       75,964,713       69,190,807
                                                                   -------------    -------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RETAINED IN THE ACCOUNT [Note 7] .............................               0         (751,189)               0         (629,650)
                                                                   -------------    -------------    -------------    -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS ........................      31,809,158       35,863,136      230,200,137       95,877,397

NET ASSETS
  Beginning of period ..........................................      74,840,141       38,977,005      147,707,864       51,830,467
                                                                   -------------    -------------    -------------    -------------
  End of period ................................................   $ 106,649,299    $  74,840,141    $ 377,908,001    $ 147,707,864
                                                                   =============    =============    =============    =============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A13

                                                   SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                           WARBURG PINCUS                      PRUDENTIAL                      JANUS ASPEN
     OCC ACCUMULATION TRUST             POST-VENTURE CAPITAL                     GLOBAL                    INTERNATIONAL GROWTH
       SMALL CAP PORTFOLIO                   PORTFOLIO                         PORTFOLIO                        PORTFOLIO
-------------------------------   -------------------------------   ------------------------------    ------------------------------
     1999              1998             1999            1998             1999             1998             1999              1998
-------------    --------------   -------------    --------------   -------------    -------------    --------------   -------------

$    (574,096)   $    (726,310)   $    (351,026)   $    (220,149)   $  (1,122,046)   $      51,729    $  (2,183,570)   $    375,577
            0        1,857,356                0                0          728,997        3,067,421                0         277,964
     (779,717)        (185,468)         228,993          (29,780)         644,200          343,605          938,177         257,344
   (1,154,571)      (8,799,441)      15,136,721        1,225,477       50,590,003        8,158,029      145,749,839      12,138,102
-------------    -------------    -------------    -------------    -------------    -------------    -------------    ------------

   (2,508,384)      (7,853,863)      15,014,688          975,548       50,841,154       11,620,784      144,504,446      13,048,987
-------------    -------------    -------------    -------------    -------------    -------------    -------------    ------------


   14,475,643       40,824,682        7,384,487        7,812,255       50,926,412       25,232,854       67,353,904      46,761,121
   (5,403,265)      (2,179,774)      (1,361,901)        (716,362)      (6,794,389)      (2,991,488)      (9,802,085)     (5,140,181)
   (6,539,646)       1,029,950         (924,117)       1,132,477        3,429,607         (807,455)       4,587,183       3,054,726
      (26,239)         (17,090)          (7,136)          (4,532)         (20,785)          (9,953)         (54,319)        (32,754)
-------------    -------------    -------------    -------------    -------------    -------------    -------------    ------------

    2,506,493       39,657,768        5,091,333        8,223,838       47,540,845       21,423,958       62,084,683      44,642,912
-------------    -------------    -------------    -------------    -------------    -------------    -------------    ------------

            0         (810,379)               0         (230,776)               0         (770,307)               0      (1,490,800)
-------------    -------------    -------------    -------------    -------------    -------------    -------------    ------------
       (1,891)      30,993,526       20,106,021        8,968,610       98,381,999       32,274,435      206,589,129      56,201,099


   77,839,114       46,845,588       21,034,529       12,065,919       74,581,852       42,307,417      136,172,457      79,971,358
-------------    -------------    -------------    -------------    -------------    -------------    -------------    ------------
$  77,837,223    $  77,839,114       41,140,550    $  21,034,529      172,963,851    $  74,581,852    $ 342,761,586    $136,172,457
=============    =============    =============    =============    =============    =============    =============    ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A14

                             FINANCIAL STATEMENTS OF
              THE DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999 and 1998

                                                                                            SUBACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                                                              PRUDENTIAL SMALL
                                                                              T. ROWE PRICE                    CAPITALIZATION
                                                                           INTERNATIONAL STOCK                      STOCK
                                                                                PORTFOLIO                         PORTFOLIO
                                                                   ------------------------------    -------------------------------
                                                                        1999             1998             1999              1998
                                                                   -------------    -------------    -------------    -------------
OPERATIONS
  Net investment income (loss) .................................   $    (390,391)   $      (9,407)   $    (737,136)   $    (223,876)
  Capital gains distributions received .........................         677,091          145,141          808,152        2,099,444
  Realized gain (loss) on shares redeemed ......................         275,936           (5,370)          50,819          100,021
  Net change in unrealized gain (loss) on investments ..........      13,306,940        3,521,094        8,008,016       (1,974,627)
                                                                   -------------    -------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................................      13,869,576        3,651,458        8,129,851              962
                                                                   -------------    -------------    -------------    -------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..................................      12,272,179       11,193,741       35,151,433        9,070,074
  Surrenders, Withdraws and Death Benefits .....................      (2,369,288)      (1,426,032)      (2,900,328)      (1,481,001)
  Net Transfers From (To) Other Subaccounts or Fixed Rate Option        (539,182)        (546,402)         245,904        2,431,672
  Withdrawal Charge ............................................         (12,248)          (9,049)          (3,007)             (24)
                                                                   -------------    -------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  ANNUITY PAYMENTS AND OTHER OPERATING TRANSFERS ...............       9,351,461        9,212,258       32,494,002       10,020,721
                                                                   -------------    -------------    -------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RETAINED IN THE ACCOUNT [Note 7] .............................               0         (444,980)               0           (2,337)
                                                                   -------------    -------------    -------------    -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS ........................      23,221,037       12,418,736       40,623,853       10,019,346

NET ASSETS
  Beginning of period ..........................................      36,131,667       23,712,931       36,438,134       26,418,788
                                                                   -------------    -------------    -------------    -------------
  End of period ................................................   $  59,352,704    $  36,131,667    $  77,061,987    $  36,438,134
                                                                   =============    =============    =============    =============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A15

                                     SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------
                                                                      PRUDENTIAL      PRUDENTIAL
        AMERICAN                              FRANKLIN                  20/20         DIVERSIFIED
         CENTURY                              SMALL CAP                 FOCUS         CONSERVATIVE
        VP VALUE*                           GROWTH FUND*              PORTFOLIO**   GROWTH PORTFOLIO**
-------------------------------   -------------------------------   ----------------------------------
     1999            1998             1999              1998             1999             1999
-------------    -------------    -------------    -------------    -------------    -----------------

$    (177,463)   $      (6,029)   $    (205,915)   $      (5,958)   $    (164,331)   $   1,292,966
      661,557                0          106,375                0           11,564                0
       (2,693)             (98)          33,496            6,735            7,246             (355)
   (2,145,944)         112,247       13,249,074          340,261        7,034,042        4,352,952
-------------    -------------    -------------    -------------    -------------    -------------

   (1,664,543)         106,120       13,183,030          341,038        6,888,521        5,645,563
-------------    -------------    -------------    -------------    -------------    -------------


   23,604,381        2,778,442       22,122,028        2,545,887       38,855,299       92,547,214
     (631,172)          (8,361)        (543,922)          (4,069)        (504,773)      (2,063,359)
    4,383,749          740,969        7,420,093          630,269       14,502,718       11,427,441
       (1,238)              (8)          (1,563)              (9)          (1,154)            (992)
-------------    -------------    -------------    -------------    -------------    -------------

   27,355,720        3,511,042       28,996,636        3,172,078       52,852,090      101,910,304
-------------    -------------    -------------    -------------    -------------    -------------

            0             (681)               0           (2,440)               0                0
-------------    -------------    -------------    -------------    -------------    -------------
   25,691,177        3,616,481       42,179,666        3,510,676       59,740,611      107,555,867


    3,616,481                0        3,510,676                0                0                0
-------------    -------------    -------------    -------------    -------------    -------------
$  29,307,658    $   3,616,481    $  45,690,342    $   3,510,676    $  59,740,611    $ 107,555,867
=============    =============    =============    =============    =============    =============


 * Became available on September 1, 1998 (Note 1)
** Became available on May 3, 1999 (Note 1)


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A23


                                       A16

                        NOTES TO FINANCIAL STATEMENTS OF
              THE DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                DECEMBER 31, 1999

NOTE 1:   GENERAL

          Pruco Life Flexible Premium Variable Annuity Account ("the Account") was established on June 16, 1995 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life") which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life's other assets. Proceeds from the purchases of Discovery Preferred Variable Annuity contracts ("Discovery Preferred") and Discovery Select Variable Annuity contracts ("Discovery Select") and beginning October 11, 1999 Discovery Choice Variable Annuity contracts, Basic and Enhanced ("Discovery Choice") are invested in the Account.

          The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are thirty subaccounts within the Account. Discovery Select contracts offer the option to invest in twenty-four of these subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund") or any of the non-Prudential administered funds shown in Note 3. The Series Fund is a diversified open-end management investment company, and is managed by Prudential.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

          The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

          Investments--The investments in shares of the Series Fund or the non-Prudential administered funds are stated at the net asset value of the respective portfolio.

          Security Transactions--Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

          Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the Series Fund or the non-Prudential administered funds and are recorded on the ex-dividend date.


                                       A17

NOTE 3:  INVESTMENT INFORMATION
         THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

         The net asset value per share for each portfolio of the Series Fund or the non-Prudential administered variable funds, the number of shares (rounded) of each portfolio held by the Account and the aggregate cost of investments in such shares at December 31, 1999 were as follows:

                                             PRUDENTIAL         PRUDENTIAL         PRUDENTIAL            OCC           PRUDENTIAL
                                                MONEY           DIVERSIFIED        HIGH YIELD       ACCUMULATION          STOCK
                                               MARKET              BOND               BOND          TRUST MANAGED         INDEX
                                              PORTFOLIO          PORTFOLIO          PORTFOLIO         PORTFOLIO         PORTFOLIO
                                             ------------       ------------      ------------       ------------      ------------
         Number of shares (rounded):           40,951,716         52,198,522        50,692,603         10,220,913        22,887,791
         Net asset value per share           $      10.00       $      10.95      $       7.52       $      43.65      $      44.45
         Cost:                               $409,517,164       $579,021,636      $399,709,831       $431,055,912      $789,218,496


                                             PRUDENTIAL          AIM V.I.         T. ROWE PRICE
                                               EQUITY           GROWTH AND           EQUITY          PRUDENTIAL        PRUDENTIAL
                                               INCOME             INCOME             INCOME            EQUITY           JENNISON
                                              PORTFOLIO            FUND             PORTFOLIO         PORTFOLIO         PORTFOLIO
                                             ------------       ------------      -------------      ------------      ------------
         Number of shares (rounded):           28,312,200          6,340,356        10,105,527         27,231,340        37,529,431
         Net asset value per share           $      19.52       $      31.59      $      18.73       $      28.90      $      32.39
         Cost:                               $622,435,509       $137,091,483      $186,994,604       $838,738,489      $846,668,974


                                                                                                         MFS               OCC
                                              AIM V.I.          JANUS ASPEN            MFS            EMERGING        ACCUMULATION
                                                VALUE             GROWTH            RESEARCH           GROWTH        TRUST SMALL CAP
                                                FUND             PORTFOLIO           SERIES            SERIES           PORTFOLIO
                                             ------------       ------------      ------------       ------------    ---------------
         Number of shares (rounded):           10,219,158         10,817,861         4,569,379          9,960,675         3,456,360
         Net asset value per share           $      33.50       $      33.65      $      23.34       $      37.94      $      22.52
         Cost:                               $265,728,076       $253,846,012      $ 75,155,653       $189,594,017      $ 85,243,633


                                                                                                                       PRUDENTIAL
                                           WARBURG PINCUS                          JANUS ASPEN      T. ROWE PRICE         SMALL
                                            POST-VENTURE        PRUDENTIAL        INTERNATIONAL     INTERNATIONAL    CAPITALIZATION
                                               CAPITAL            GLOBAL             GROWTH             STOCK             STOCK
                                              PORTFOLIO          PORTFOLIO          PORTFOLIO         PORTFOLIO         PORTFOLIO
                                           --------------      -------------      -------------     -------------    --------------
         Number of shares (rounded):           2,136,062          5,583,081         8,863,760          3,117,264         4,742,276
         Net asset value per share          $      19.26       $      30.98      $      38.67       $      19.04      $      16.25
         Cost:                              $ 23,810,106       $115,095,668      $181,641,250       $ 43,336,323      $ 67,771,202


                                                                                                     PRUDENTIAL
                                                                                   PRUDENTIAL        DIVERSIFIED
                                              AMERICAN           FRANKLIN             20/20         CONSERVATIVE
                                               CENTURY           SMALL CAP            FOCUS            GROWTH
                                              VP VALUE          GROWTH FUND         PORTFOLIO         PORTFOLIO
                                             ------------       ------------      ------------      -------------
         Number of shares (rounded):            4,925,657          2,902,822         5,028,671         10,371,829
         Net asset value per share           $       5.95       $      15.74      $      11.88       $      10.37
         Cost:                               $ 31,341,355       $ 32,101,007      $ 52,706,569       $103,202,915



                                       A18

NOTE 4:   CONTRACT OWNER UNIT INFORMATION

          Outstanding contract owner units (rounded), unit values and total value of contract owner equity at December 31, 1999 were as follows:

                                                                                        SUBACCOUNTS
                                                          --------------------------------------------------------------------------
                                                           PRUDENTIAL     PRUDENTIAL     PRUDENTIAL         OCC
                                                              MONEY       DIVERSIFIED    HIGH YIELD    ACCUMULATION     PRUDENTIAL
                                                             MARKET          BOND           BOND       TRUST MANAGED    STOCK INDEX
                                                            PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO       PORTFOLIO
                                                          ------------    ------------  ------------- -------------- --------------
              Contract Owner Units Outstanding
                (Discovery Preferred-rounded): ........     18,428,614      23,741,453     17,801,035         N/A        40,197,437
              Unit Value (Discovery Preferred) ........   $    1.16977    $    1.17457  $     1.25119         N/A    $      2.24149
                                                          ------------    ------------  -------------  ------------  --------------
              Contract Owner Equity
                (Discovery Preferred) .................   $ 21,557,240    $ 27,885,998  $  22,272,477         N/A    $   90,102,154
                                                          ------------    ------------  -------------  ------------  --------------
              Contract Owner Units Outstanding
                (Discovery Select-rounded): ...........    331,274,925     462,776,279    286,794,531   321,473,248     413,343,040
              Unit Value (Discovery Select) ...........   $    1.16977    $    1.17457  $     1.25119  $    1.38780  $      2.24149
                                                          ------------    ------------  -------------  ------------  --------------
              Contract Owner Equity
                (Discovery Select) ....................   $387,515,470    $543,563,134  $ 358,834,450  $446,140,573  $  926,504,291
                                                          ------------    ------------  -------------  ------------  --------------
              Contract Owner Units Outstanding
                (Discovery Choice Basic-rounded): .....        192,759           3,666          7,701         0.000          67,412
              Unit Value (Discovery Choice Basic) .....   $    1.00705    $    1.00134  $     1.02910  $    0.98149  $      1.07732
                                                          ------------    ------------  -------------  ------------  --------------
              Contract Owner Equity
                (Discovery Choice Basic) ..............   $    194,118    $      3,671  $       7,925  $          0  $       72,625
                                                          ------------    ------------  -------------  ------------  --------------
              Contract Owner Units Outstanding
                (Discovery Choice Enhanced-rounded): ..        248,722         120,911         90,921         2,303         634,532
              Unit Value (Discovery Choice Enhanced) ..   $    1.00649    $    1.00083  $     1.02858  $    0.98101  $      1.07673
                                                          ------------    ------------  -------------  ------------  --------------
              Contract Owner Equity
                (Discovery Choice Enhanced) ...........   $    250,336    $    121,012  $      93,520  $      2,260  $      683,219
                                                          ------------    ------------  -------------  ------------  --------------
              TOTAL CONTRACT OWNER EQUITY .............   $409,517,164    $571,573,815  $ 381,208,372  $446,142,833  $1,017,362,289
                                                          ============    ============  =============  ============  ==============

                                                                                 SUBACCOUNTS (CONTINUED)
                                                         ---------------------------------------------------------------------------
                                                                            AIM V.I.     T. ROWE PRICE
                                                          PRUDENTIAL       GROWTH AND       EQUITY       PRUDENTIAL    PRUDENTIAL
                                                         EQUITY INCOME       INCOME         INCOME         EQUITY       JENNISON
                                                           PORTFOLIO          FUND         PORTFOLIO      PORTFOLIO     PORTFOLIO
                                                         -------------    -------------  -------------  -----------  --------------
              Contract Owner Units Outstanding
                (Discovery Preferred-rounded): ........     32,470,878           N/A            N/A       77,161,984      41,947,739
              Unit Value (Discovery Preferred) ........   $    1.77516           N/A            N/A     $    1.77642  $      2.81446
                                                          ------------    ------------   ------------   ------------  --------------
              Contract Owner Equity
                (Discovery Preferred) .................   $ 57,641,005           N/A            N/A     $137,072,091  $  118,060,232
                                                          ------------    ------------   ------------   ------------  --------------
              Contract Owner Units Outstanding
                (Discovery Select-rounded): ...........    278,847,271      93,248,281    129,059,108    365,751,430     389,581,022
              Unit Value (Discovery Select) ...........   $    1.77516    $    2.14458   $    1.46563   $    1.77642  $      2.81446
                                                          ------------    ------------   ------------   ------------  --------------
              Contract Owner Equity
                (Discovery Select) ....................   $494,998,521    $199,978,398   $189,152,900   $649,728,156  $1,096,460,204
                                                          ------------    ------------   ------------   ------------  --------------
              Contract Owner Units Outstanding
                (Discovery Choice Basic-rounded): .....          2,939          91,373         18,191          0.000         192,663
              Unit Value (Discovery Choice Basic) .....   $    1.07799    $   $1.16053   $    0.97418   $    1.07278  $      1.17793
                                                          ------------    ------------   ------------   ------------  --------------
              Contract Owner Equity
                (Discovery Choice Basic) ..............   $      3,169    $    106,041   $     17,721   $          0  $      226,943
                                                          ------------    ------------   ------------   ------------  --------------
              Contract Owner Units Outstanding
                (Discovery Choice Enhanced-rounded): ..         10,626         178,802        108,770        172,987         705,729
              Unit Value (Discovery Choice
                Enhanced) .............................   $    1.07749    $    1.15996   $    0.97367   $    1.07228  $      1.17735
                                                          ------------    ------------   ------------   ------------  --------------
              Contract Owner Equity
                (Discovery Choice Enhanced) ...........   $     11,450    $    207,403   $    105,906   $    185,491  $      830,890
                                                          ------------    ------------   ------------   ------------  --------------

              TOTAL CONTRACT OWNER EQUITY .............   $552,654,145    $200,291,842   $189,276,527   $786,985,738  $1,215,578,269
                                                          ============    ============   ============   ============  ==============


                                       A19

          Outstanding contract owner units, unit values and total value of contract owner equity at December 31, 1999 were as follows:

                                                                                         SUBACCOUNTS
                                                         ---------------------------------------------------------------------------
                                                                                                             MFS           OCC
                                                            AIM V.I.        JANUS ASPEN       MFS          EMERGING   ACCUMULATION
                                                             VALUE            GROWTH        RESEARCH        GROWTH   TRUST SMALL CAP
                                                             FUND            PORTFOLIO       SERIES         SERIES       PORTFOLIO
                                                         ------------      ------------   ------------   ------------ --------------
             Contract Owner Units Outstanding
               (Discovery Preferred-rounded): ........          N/A               N/A            N/A           N/A           N/A
             Unit Value (Discovery Preferred) ........          N/A               N/A            N/A           N/A           N/A
                                                         ------------      ------------   ------------   ------------   -----------
             Contract Owner Equity
               (Discovery Preferred) .................          N/A               N/A            N/A           N/A           N/A
                                                         ------------      ------------   ------------   ------------   -----------
             Contract Owner Units Outstanding
               (Discovery Select-rounded): ...........    159,478,282       156,489,738     58,852,725    142,181,941    70,710,730
             Unit Value (Discovery Select) ...........   $    2.14096      $    2.31856   $    1.81149   $    2.65585   $   1.10051
                                                         ------------      ------------   ------------   ------------   -----------
             Contract Owner Equity
               (Discovery Select) ....................   $341,436,622      $362,830,846   $106,611,123   $377,613,907   $77,817,866
                                                         ------------      ------------   ------------   ------------   -----------
             Contract Owner Units Outstanding
               (Discovery Choice Basic-rounded): .....         71,394           225,112         11,559         87,135        13,871
             Unit Value (Discovery Choice Basic) .....   $    1.11027      $    1.14801   $    1.15051   $    1.46600   $   1.04407
                                                         ------------      ------------   ------------   ------------   -----------
             Contract Owner Equity
               (Discovery Choice Basic) ..............   $     79,267      $    258,430   $     13,299   $    127,741   $    14,482
                                                         ------------      ------------   ------------   ------------   -----------
             Contract Owner Units Outstanding
               (Discovery Choice Enhanced-rounded): ..        744,211           811,597         21,634        113,531         4,672
             Unit Value (Discovery Choice Enhanced)      $    1.10975      $    1.14741   $    1.14991   $    1.46527   $   1.04349
                                                          ------------    ------------  -------------  ------------  --------------
             Contract Owner Equity ...................
               (Discovery Choice Enhanced) ...........   $    825,889      $    931,235   $     24,877   $    166,353   $     4,875
                                                         ------------      ------------   ------------   ------------   -----------
             TOTAL CONTRACT OWNER EQUITY .............   $342,341,778      $364,020,511   $106,649,299   $377,908,001   $77,837,223
                                                         ============      ============   ============   ============   ===========

                                                                                   SUBACCOUNTS (CONTINUED)
                                                         ---------------------------------------------------------------------------
                                                                                                                        PRUDENTIAL
                                                            WARBURG PINCUS                              T. ROWE PRICE      SMALL
                                                             POST-VENTURE   PRUDENTIAL    JANUS ASPEN   INTERNATIONAL CAPITALIZATION
                                                              CAPITAL         GLOBAL      INTERNATIONAL     STOCK          STOCK
                                                             PORTFOLIO      PORTFOLIO   GROWTH PORTFOLIO  PORTFOLIO      PORTFOLIO
                                                         ----------------- ------------ ---------------- ------------ --------------
              Contract Owner Units Outstanding
                (Discovery Preferred-rounded): .......           N/A         12,841,628         N/A          N/A          15,770,345
              Unit Value (Discovery Preferred) .......           N/A       $    2.27423         N/A          N/A         $   1.64674
                                                          ------------     ------------   ------------    -----------    -----------
              Contract Owner Equity
                (Discovery Preferred) ................           N/A       $ 29,204,816         N/A          N/A         $25,969,657
                                                          ------------     ------------   ------------    -----------    -----------
              Contract Owner Units Outstanding
                (Discovery Select-rounded): ..........      22,673,902       63,210,475    133,606,831     37,353,154     36,672,909
              Unit Value (Discovery Select) ..........    $    1.81263     $    2.27423   $    2.55865    $   1.58765    $   1.39319
                                                          ------------     ------------   ------------    -----------    -----------
              Contract Owner Equity
                (Discovery Select) ...................    $ 41,099,395     $143,755,159   $341,853,118    $59,303,735    $51,092,330
                                                          ------------     ------------   ------------    -----------    -----------
              Contract Owner Units Outstanding
                (Discovery Choice Basic-rounded): ....           1,934            0.000        148,790          0.000          0.000
              Unit Value (Discovery Choice Basic) ....    $    1.39652     $    1.24477   $    1.46027    $   1.19809    $   1.12193
                                                          ------------     ------------   ------------    -----------    -----------
              Contract Owner Equity
                (Discovery Choice Basic) .............    $      2,701     $          0   $    217,274    $         0    $         0
                                                          ------------     ------------   ------------    -----------    -----------
              Contract Owner Units Outstanding
                (Discovery Choice Enhanced-rounded): .          27,550            3,116        473,563         40,893          0.000
              Unit Value (Discovery Choice Enhanced) .    $    1.39579     $    1.24417   $    1.45956    $   1.19749    $   1.12143
                                                          ------------     ------------   ------------    -----------    -----------
              Contract Owner Equity
                (Discovery Choice Enhanced) ..........    $     38,454     $      3,876   $    691,194    $    48,969    $         0
                                                          ------------     ------------   ------------    -----------    -----------
              TOTAL CONTRACT OWNER EQUITY ............    $ 41,140,550     $172,963,851   $342,761,586    $59,352,704    $77,061,987
                                                          ============     ============   ============    ===========    ===========


                                       A20

                                                                               SUBACCOUNTS (CONTINUED)
                                                            ---------------------------------------------------------
                                                                                                         PRUDENTIAL
                                                                                           PRUDENTIAL    DIVERSIFIED
                                                             AMERICAN        FRANKLIN         20/20      CONSERVATIVE
                                                             CENTURY         SMALL CAP        FOCUS        GROWTH
                                                             VP VALUE       GROWTH FUND     PORTFOLIO     PORTFOLIO
                                                            ----------      -----------    -----------   ------------
              Contract Owner Units Outstanding
                (Discovery Preferred-rounded): ........           N/A             N/A           N/A             N/A
              Unit Value (Discovery Preferred) ........           N/A             N/A           N/A             N/A
                                                           -----------      -----------    -----------    ------------
              Contract Owner Equity
                (Discovery Preferred) .................           N/A             N/A           N/A             N/A
                                                           -----------      -----------    -----------    ------------
              Contract Owner Units Outstanding
                (Discovery Select-rounded): ...........     25,545,686       21,301,323     50,083,559     102,284,285
              Unit Value (Discovery Select) ...........    $   1.14715      $   2.14040    $   1.17842    $    1.05128
                                                           -----------      -----------    -----------    ------------
              Contract Owner Equity
                (Discovery Select) ....................    $29,304,734      $45,593,352    $59,019,467    $107,529,423
                                                           -----------      -----------    -----------    ------------
              Contract Owner Units Outstanding
                (Discovery Choice Basic-rounded): .....           0.00           24,088         29,922           6,052
              Unit Value (Discovery Choice Basic) .....    $   0.97477      $   1.27363    $   1.14337    $    1.05464
                                                           -----------      -----------    -----------    ------------
              Contract Owner Equity
                (Discovery Choice Basic) ..............    $         0      $    30,679    $    34,212    $      6,383
                                                           -----------      -----------    -----------    ------------
              Contract Owner Units Outstanding
                (Discovery Choice Enhanced-rounded): ..          3,002           52,091        601,106          19,031
              Unit Value (Discovery Choice Enhanced) ..    $   0.97426      $   1.27297    $   1.14278    $    1.05412
                                                           -----------      -----------    -----------    ------------
              Contract Owner Equity
                (Discovery Choice Enhanced) ...........    $     2,924      $    66,311    $   686,932    $     20,061
                                                           -----------      -----------    -----------    ------------
              TOTAL CONTRACT OWNER EQUITY .............    $29,307,658      $45,690,342    $59,740,611    $107,555,867
                                                           ===========      ===========    ===========    ============


NOTE 5: CHARGES AND EXPENSES

        A. Mortality Risk and Expense Risk Charges

           The mortality risk and expense risk charges, at an effective annual rate of 1.25%, 1.25%, 1.35% and 1.65%, are applied daily against the net assets representing equity of Discovery Preferred, Discovery Select, Discovery Choice Basic and Discovery Choice Enhanced contract owners respectively, held in each subaccount. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life.

        B. Administration Charges

           The administration charges at an effective annual rate of .15% is applied daily against the net assets representing equity of Discovery Preferred and Discovery Select contract owners held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners.

        C. Withdrawal Charge

           A withdrawal charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life for paying all of the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn.

NOTE 6: TAXES

           Pruco Life is taxed as a "life insurance company" as defined by the Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.

NOTE 7: NET INCREASE (DECREASE) IN NET ASSETS RETAINED IN THE ACCOUNT

           The increase (decrease) in net assets retained in the account represents the net contributions (withdrawals) of Pruco Life to
           (from) the Account. Effective October 13, 1998, Pruco Life no longer maintains a position in the account. Previously, Pruco Life maintained a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions and expense processing.


                                       A21

NOTE 8: UNIT ACTIVITY

        Transactions in units (including transfers among subaccounts) for the years ended December 31, 1999 and 1998 were as follows:

                                                                                SUBACCOUNTS
                                           -----------------------------------------------------------------------------------------
                                                   PRUDENTIAL                     PRUDENTIAL                     PRUDENTIAL
                                                      MONEY                      DIVERSIFIED                     HIGH YIELD
                                                     MARKET                          BOND                           BOND
                                                    PORTFOLIO                      PORTFOLIO                      PORTFOLIO
                                           --------------------------    ----------------------------    ---------------------------
                                              1999           1998           1999            1998            1999           1998
                                           ----------     ----------     ----------       ----------     ----------     -----------
        Contract Owner Contributions:     456,935,811     331,650,231     291,375,622     237,118,644    133,657,032    184,723,455
        Contract Owner Redemptions:      (319,757,994)   (215,127,759)   (111,214,388)    (37,463,915)   (78,517,650)   (40,262,125)


                                                                           SUBACCOUNTS (CONTINUED)
                                           -----------------------------------------------------------------------------------------
                                                      OCC
                                                  ACCUMULATION                   PRUDENTIAL                     PRUDENTIAL
                                                  TRUST MANAGED                 STOCK INDEX                   EQUITY INCOME
                                                    PORTFOLIO                     PORTFOLIO                     PORTFOLIO
                                          ---------------------------    ----------------------------    ---------------------------
                                              1999           1998            1999            1998           1999           1998
                                          -----------     ----------     ------------     ----------     -----------    ------------
        Contract Owner Contributions:     97,333,166      191,632,041     217,901,612     191,146,233     93,026,349    197,270,485
        Contract Owner Redemptions:      (78,496,794)     (33,777,164)    (63,462,137)    (39,441,955)   (74,144,631)   (37,833,640)


                                                                           SUBACCOUNTS (CONTINUED)
                                           -----------------------------------------------------------------------------------------
                                                   AIM V.I.                   T. ROWE PRICE
                                                   GROWTH AND                    EQUITY                         PRUDENTIAL
                                                     INCOME                      INCOME                           EQUITY
                                                      FUND                      PORTFOLIO                        PORTFOLIO
                                          ---------------------------    ----------------------------    ---------------------------
                                              1999           1998            1999            1998            1999           1998
                                          ----------       ----------    ------------      ----------    -----------    ------------
        Contract Owner Contributions:     46,491,648       33,393,776      43,773,751      59,351,080    150,750,917    187,580,463
        Contract Owner Redemptions:      (12,380,878)      (6,352,042)    (24,719,079)    (14,700,797)   (75,237,504)   (40,618,482)


                                                                           SUBACCOUNTS (CONTINUED)
                                         -------------------------------------------------------------------------------------------
                                                   PRUDENTIAL                       AIM V.I.                     JANUS ASPEN
                                                    JENNISON                         VALUE                         GROWTH
                                                   PORTFOLIO                         FUND                         PORTFOLIO
                                         ----------------------------    ----------------------------    ---------------------------
                                              1999           1998            1999             1998          1999            1998
                                         ------------     -----------    ------------      ----------     ----------     -----------
        Contract Owner Contributions:    254,836,824      169,816,396     109,052,648      42,370,683    107,500,782     38,586,915
        Contract Owner Redemptions:      (69,429,979)     (27,814,479)    (19,289,303)     (8,849,926)   (20,319,212)    (8,478,173)


                                                                           SUBACCOUNTS (CONTINUED)
                                           -----------------------------------------------------------------------------------------
                                                                                    MFS                            OCC
                                                       MFS                        EMERGING                     ACCUMULATION
                                                    RESEARCH                       GROWTH                     TRUST SMALL CAP
                                                     SERIES                        SERIES                       PORTFOLIO
                                          ---------------------------    ----------------------------    ---------------------------
                                              1999           1998           1999             1998           1999           1998
                                          ----------       ----------    ------------      ----------    -----------     -----------
        Contract Owner Contributions:     18,280,673       25,587,443      70,528,999      65,462,962     22,091,651     42,145,368
        Contract Owner Redemptions:       (9,946,023)      (6,445,798)    (25,076,467)    (12,875,587)   (19,841,734)    (9,942,999)


                                                                           SUBACCOUNTS (CONTINUED)
                                           -----------------------------------------------------------------------------------------
                                                 WARBURG PINCUS
                                                  POST-VENTURE                   PRUDENTIAL                      JANUS ASPEN
                                                     CAPITAL                       GLOBAL                       INTERNATIONAL
                                                    PORTFOLIO                     PORTFOLIO                    GROWTH PORTFOLIO
                                           --------------------------    ----------------------------    ---------------------------
                                              1999           1998            1999            1998            1999          1998
                                           ---------       ----------    ------------      ----------    -----------    ------------
        Contract Owner Contributions:      8,119,699        9,699,611      38,863,649      22,311,044     58,594,897     46,728,091
        Contract Owner Redemptions:       (4,128,642)      (2,027,125)    (10,766,101)     (7,301,735)   (20,034,764)   (14,796,532)


                                                                           SUBACCOUNTS (CONTINUED)
                                           -----------------------------------------------------------------------------------------
                                                                                 PRUDENTIAL
                                                  T. ROWE PRICE                    SMALL
                                                  INTERNATIONAL                 CAPITALIZATION                   AMERICAN
                                                      STOCK                         STOCK                        CENTURY
                                                    PORTFOLIO                     PORTFOLIO                      VP VALUE*
                                          ---------------------------    ----------------------------    ---------------------------
                                              1999           1998           1999             1998           1999           1998
                                          ----------      -----------    ------------      ----------    -----------     -----------
        Contract Owner Contributions:     14,025,682       12,732,340      35,801,924      11,437,423     25,178,300      3,106,101
        Contract Owner Redemptions:       (6,555,084)      (4,847,940)     (9,019,886)     (3,224,485)    (2,712,585)       (23,128)

        * Became available on September 1, 1998


                                       A22

                                                              SUBACCOUNTS (CONTINUED)
                                           -----------------------------------------------------------------
                                                                           PRUDENTIAL      PRUDENTIAL
                                                   FRANKLIN                  20/20        DIVERSIFIED
                                                  SMALL CAP                  FOCUS        CONSERVATIVE
                                                 GROWTH FUND*              PORTFOLIO**   GROWTH PORTFOLIO**
                                          ---------------------------      -----------   -------------------
                                             1999             1998            1999             1999
                                          ----------       ----------      ----------       -----------
        Contract Owner Contributions:     20,865,250        2,877,726      55,311,847       109,391,417
        Contract Owner Redemptions:       (2,308,089)         (57,385)     (4,597,260)       (7,082,049)

         * Became available on September 1, 1998 (Note 1)
        ** Became available on May 3, 1999 (Note 1)

NOTE 9: PURCHASES AND SALES OF INVESTMENTS

        The aggregate costs of purchases and proceeds from sales of investments in the Series Fund and the non-Prudential administered funds for the year ended December 31, 1999 were as follows:

                                            PRUDENTIAL         PRUDENTIAL        PRUDENTIAL            OCC
                                               MONEY           DIVERSIFIED       HIGH YIELD        ACCUMULATION        PRUDENTIAL
                                              MARKET              BOND              BOND           TRUST MANAGED       STOCK INDEX
                                             PORTFOLIO          PORTFOLIO         PORTFOLIO          PORTFOLIO          PORTFOLIO
                                           -------------     -------------      -------------      -------------     --------------
          Purchases ...................     $206,858,775      $218,701,233       $ 79,837,332       $ 49,695,587       $307,114,320
          Sales .......................     $(53,199,841)     $(11,842,823)      $(16,260,144)      $(30,141,506)      $ (6,737,349)

                                                                AIM V.I.        T. ROWE PRICE
                                            PRUDENTIAL         GROWTH AND          EQUITY           PRUDENTIAL         PRUDENTIAL
                                           EQUITY INCOME         INCOME            INCOME             EQUITY            JENNISON
                                             PORTFOLIO            FUND            PORTFOLIO          PORTFOLIO         PORTFOLIO
                                           -------------     -------------      -------------      -------------     --------------
          Purchases ...................     $ 57,186,887      $59,506,973       $31,561,310         $145,133,645       $414,169,282
          Sales .......................     $(29,125,101)     $(1,074,184)      $(5,227,372)        $(24,908,733)      $(10,405,909)


                                                                                                       MFS                OCC
                                             AIM V.I.          JANUS ASPEN           MFS             EMERGING         ACCUMULATION
                                               VALUE             GROWTH           RESEARCH            GROWTH         TRUST SMALL CAP
                                               FUND             PORTFOLIO          SERIES             SERIES           PORTFOLIO
                                           -------------     -------------      -------------      -------------    ----------------
          Purchases ...................     $162,944,434      $160,723,651       $15,829,308        $75,757,539        $ 7,977,825
          Sales .......................     $   (665,356)     $   (748,938)      $(4,494,861)       $(2,807,069)       $(6,538,165)

                                                                                                                       PRUDENTIAL
                                          WARBURG PINCUS                                           T. ROWE PRICE         SMALL
                                           POST-VENTURE        PRUDENTIAL        JANUS ASPEN       INTERNATIONAL      CAPITALIZATION
                                              CAPITAL            GLOBAL        INTERNATIONAL           STOCK             STOCK
                                             PORTFOLIO          PORTFOLIO     GROWTH PORTFOLIO       PORTFOLIO         PORTFOLIO
                                          --------------     -------------    ----------------     --------------    ---------------
          Purchases ...................     $ 6,050,667       $48,942,279       $62,035,894         $11,045,835        $37,590,708
          Sales .......................     $(1,310,360)      $(2,939,236)      $(2,594,179)        $(2,300,203)       $(5,833,842)

                                                                                 PRUDENTIAL         PRUDENTIAL
                                             AMERICAN          FRANKLIN             20/20           DIVERSIFIED
                                              CENTURY          SMALL CAP            FOCUS          CONSERVATIVE
                                             VP VALUE         GROWTH FUND        PORTFOLIO**     GROWTH PORTFOLIO**
                                           -------------     -------------      -------------    -----------------
          Purchases ...................     $27,184,239       $29,172,612        $52,835,991        $101,434,895
          Sales .......................     $   (75,810)      $(392,191)         $(219,367)         $    (26,489)

        ** Became available on May 3, 1999


NOTE 10: SUBSEQUENT EVENT

           As of May 1, 2000 the Warburg Pincus Post-Venture Capital Portfolio's name is being changed to the Global Post-Venture Capital Portfolio. This will have no effect on the contract owner's account or the related unit value.


                                       A23

To the Contract Owners of the
Discovery Select Variable Annuity Subaccounts of
Pruco Life Flexible Premium Variable Annuity Account and the Board of Directors of Pruco Life Insurance Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Prudential Money Market Portfolio, Prudential Diversified Bond Portfolio, Prudential High Yield Bond Portfolio, OCC Accumulation Trust Managed Portfolio, Prudential Stock Index Portfolio, Prudential Equity Income Portfolio, AIM V.I. Growth and Income Fund,
T. Rowe Price Equity Income Portfolio, Prudential Equity Portfolio, Prudential Jennison Portfolio, AIM V.I. Value Fund, Janus Aspen Growth Portfolio, MFS Research Series, MFS Emerging Growth Series, OCC Accumulation Trust Small Cap Portfolio, Warburg Pincus Post-Venture Capital Portfolio, Prudential Global Portfolio, Janus Aspen International Growth Portfolio, T. Rowe Price International Stock Portfolio, Prudential Small Capitalization Stock Portfolio, American Century VP Value, Franklin Small Cap Growth Fund, Prudential 20/20 Focus Portfolio and Prudential Diversified Conservative Growth Portfolio of the Discovery Select Variable Annuity Subaccounts of Pruco Life Flexible Premium Variable Annuity Account at December 31, 1999, the results of each of their operations for the period then ended (for the period September 1, 1998 through December 31, 1999 for American Century VP Value and Franklin Small Cap Growth Fund and for the period May 3, 1999 through December 31, 1999 for Prudential 20/20 Focus Portfolio and Prudential Diversified Conservative Growth Portfolio) and the changes in each of their net assets for each of the two years in the period then ended, (for the period September 1, 1998 through December 31, 1999 for American Century VP Value and Franklin Small Cap Growth Fund and for the period May 3, 1999 through December 31, 1999 for Prudential 20/20 Focus Portfolio and Prudential Diversified Conservative Growth Portfolio), in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Pruco Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 1999, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
New York, New York
March 17, 2000

        CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Financial Position
December 31, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                 1999               1998
                                                                            -----------------  -----------------
ASSETS

Fixed maturities
     Available for sale, at fair value (amortized cost, 1999: $3,084,057;       $2,998,362         $2,763,926
        1998: $2,738,654)
     Held to maturity, at amortized cost (fair value, 1999: $377,822; 1998:        388,990            410,558
        $421,845)
Equity securities - available for sale, at fair value (cost, 1999: $3,238;           4,532              2,847
     1998: $2,951)
Mortgage loans on real estate                                                       10,509             17,354
Policy loans                                                                       792,352            766,917
Short-term investments                                                             207,219            240,727
Other long-term investments                                                         77,769             42,050
                                                                            -----------------  -----------------
               Total investments                                                 4,479,733          4,244,379
Cash                                                                                76,396             89,679
Deferred policy acquisition costs                                                1,062,785            861,713
Accrued investment income                                                           68,917             61,114
Receivables from affiliate                                                          23,329                  -
Other assets                                                                        48,228             65,145
Separate Account assets                                                         16,032,449         11,490,751
                                                                            -----------------  -----------------
TOTAL ASSETS                                                                   $21,791,837        $16,812,781
                                                                            =================  =================

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Policyholders' account balances                                                 $3,116,261         $2,702,011
Future policy benefits and other policyholder liabilities                          635,978            528,779
Cash collateral for loaned securities                                               87,336             73,336
Securities sold under agreement to repurchase                                       21,151             49,708
Income taxes payable                                                               145,600            193,358
Payables to affiliate                                                                    -             66,568
Other liabilities                                                                   83,243             55,038
Separate Account liabilities                                                    16,032,449         11,490,751
                                                                            -----------------  -----------------
Total liabilities                                                               20,122,018         15,159,549
                                                                            -----------------  -----------------
Contingencies (See Footnote 12)
Stockholder's Equity
Common stock, $10 par value;
    1,000,000 shares, authorized;
    250,000 shares, issued and outstanding                                           2,500              2,500
Paid-in-capital                                                                    439,582            439,582
Retained earnings                                                                1,258,428          1,202,833

Accumulated other comprehensive (loss) income
    Net unrealized investment (losses) gains                                       (28,364)             9,902
    Foreign currency translation adjustments                                        (2,327)            (1,585)
                                                                            -----------------  -----------------
Accumulated other comprehensive (loss) income                                      (30,691)             8,317
                                                                            -----------------  -----------------
Total stockholder's equity                                                       1,669,819          1,653,232
                                                                            -----------------  -----------------
TOTAL LIABILITIES AND

     STOCKHOLDER'S EQUITY                                                     $ 21,791,837        $16,812,781
                                                                            =================  =================


                 See Notes to Consolidated Financial Statements




                                       B1

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 1999, 1998 and 1997 (In Thousands)
--------------------------------------------------------------------------------


                                                               1999                1998               1997
                                                            --------------     ---------------    ---------------
REVENUES

Premiums                                                       $ 98,976            $ 82,139           $ 69,614
Policy charges and fee income                                   414,425             350,569            332,132
Net investment income                                           276,821             261,430            259,634
Realized investment (losses) gains, net                         (32,545)             44,841             10,974
Asset management fees                                            60,392              40,200             33,310
Other income                                                      1,397               1,067                491
                                                            --------------     ---------------    ---------------

Total revenues                                                  819,466             780,246            706,155
                                                            --------------     ---------------    ---------------

BENEFITS AND EXPENSES

Policyholders' benefits                                         205,042             193,739            199,537
Interest credited to policyholders' account balances            136,852             118,992            110,815
General, administrative and other expenses                      392,041             231,320            227,561
                                                            --------------     ---------------    ---------------

Total benefits and expenses                                     733,935             544,051            537,913
                                                            --------------     ---------------    ---------------

Income from operations before income taxes                       85,531             236,195            168,242
                                                            --------------     ---------------    ---------------

Income tax provision                                             29,936              84,233             61,868
                                                            --------------     ---------------    ---------------

NET INCOME                                                       55,595             151,962            106,374
                                                            --------------     ---------------    ---------------

Other comprehensive (loss) income, net of tax:

     Unrealized gains (losses) on securities, net of
       reclassification adjustment                              (38,266)             (7,227)              3,025

     Foreign currency translation adjustments                      (742)              2,980              (2,863)
                                                            --------------     ---------------    ---------------

Other comprehensive (loss) income                               (39,008)             (4,247)               162
                                                            --------------     ---------------    ---------------

TOTAL COMPREHENSIVE INCOME                                     $ 16,587            $147,715           $106,536
                                                            ==============     ===============    ===============


                 See Notes to Consolidated Financial Statements




                                       B2

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity
Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------



                                                                                  Accumulated
                                                                                     other             Total
                                    Common         Paid-in-       Retained       comprehensive     stockholder's
                                      stock         capital       earnings       income (loss)        equity
                                    ------------- ------------ ---------------- ---------------- -------------------
                                    ------------- ------------ ---------------- ---------------- -------------------
Balance, January 1, 1997               $ 2,500     $ 439,582        $944,497            $12,402        $1,398,981

    Net income                               -             -         106,374                  -           106,374

    Change in foreign currency               -             -               -             (2,863)           (2,863)
        translation adjustments,
        net of taxes

    Change in net unrealized
        investment gains, net of             -             -               -              3,025             3,025
        reclassification
        adjustment and taxes
                                    ------------- ------------ ---------------- ---------------- -------------------

Balance, December 31, 1997               2,500       439,582       1,050,871             12,564         1,505,517

   Net income                                -             -         151,962                  -           151,962
    Change in foreign currency
         translation adjustments,            -             -               -              2,980             2,980
         net of taxes

    Change in net unrealized
        investment losses, net of            -             -               -             (7,227)           (7,227)
        reclassification
        adjustment and taxes
                                    ------------- ------------ ---------------- ---------------- -------------------

Balance, December 31, 1998               2,500       439,582       1,202,833              8,317         1,653,232

    Net income                               -             -          55,595                  -            55,595

    Change in foreign currency
        translation adjustments,             -             -               -               (742)             (742)
        net of taxes

    Change in net unrealized
        investment losses, net of            -             -               -            (38,266)          (38,266)
        reclassification
        adjustment and taxes
                                    ------------- ------------ ---------------- ---------------- -------------------

Balance,  December 31, 1999            $ 2,500     $ 439,582     $ 1,258,428         $ (30,691)        $1,669,819
                                    ============= ============================= ================ ===================



                 See Notes to Consolidated Financial Statements




                                       B3

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------


                                                                   1999               1998                 1997
                                                             -----------------  -------------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $    55,595          $   151,962          $   106,374
Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Policy charges and fee income                                 (83,961)             (29,827)             (40,783)
     Interest credited to policyholders' account balances          136,852              118,992              110,815
     Realized investment (gains) losses, net                        32,545              (44,841)             (10,974)
     Amortization and other non-cash items                          75,037               19,655              (26,405)
     Change in:
         Future policy benefits and other policyholders'
           liabilities                                             107,199               61,095               34,907
         Accrued investment income                                  (7,803)               5,886               (4,890)
         Payable to affiliate                                      (89,897)              (3,807)              20,547
         Policy loans                                              (25,435)             (62,962)             (64,173)
         Deferred policy acquisition costs                        (201,072)            (206,471)             (22,083)
         Income taxes payable                                      (47,758)             (16,828)              68,417
         Other, net                                                 45,122              (43,675)              34,577
                                                             -----------------  -------------------   ---------------
Cash Flows (Used In) From Operating Activities                      (3,576)             (50,821)             206,329
                                                             -----------------  -------------------   ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                                3,076,848            5,429,396            2,828,665
               Held to maturity                                     45,841               74,767              138,626
         Equity securities                                           5,209                4,101                6,939
         Mortgage loans on real estate                               6,845                5,433               24,925
         Other long-term investments                                   385               33,428              (10,618)
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                               (3,452,289)          (5,617,208)          (3,141,785)
               Held to maturity                                    (24,170)            (145,919)             (70,532)
         Equity securities                                          (5,110)              (2,274)              (4,594)
         Other long-term investments                               (39,094)                (409)                 (51)
     Cash collateral for loaned securities, net                     14,000              (70,085)             143,421
     Securities sold under agreement to repurchase, net            (28,557)              49,708                   --
     Short-term investments, net                                    33,580               75,771             (147,030)
                                                             -----------------  -------------------   ---------------
Cash Flows Used In Investing Activities                           (366,512)            (163,291)            (232,034)
                                                             -----------------  -------------------   ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account balances:
          Deposits                                               3,448,370            3,098,764            2,099,600
          Withdrawals                                           (3,091,565)          (2,866,331)          (2,076,303)
                                                             -----------------  -------------------   ---------------
Cash Flows From (Used in) Financing Activities                     356,805              232,433               23,297
                                                             -----------------  -------------------   ---------------
     Net increase (decrease) in Cash                               (13,283)              18,321               (2,408)
     Cash, beginning of year                                        89,679               71,358               73,766
                                                             -----------------  -------------------   ---------------
CASH, END OF PERIOD                                            $    76,396          $    89,679          $    71,358
                                                             =================  ===================   ===============

SUPPLEMENTAL CASH FLOW INFORMATION

     Income taxes paid (received)                              $    55,144          $    99,810          $    (7,904)
                                                             =================  ===================   ===============


                 See Notes to Consolidated Financial Statements


                                       B4

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


1.  BUSINESS

Pruco Life Insurance Company ("the Company") is a stock life insurance company, organized in 1971 under the laws of the state of Arizona. The Company is licensed to sell individual life insurance, variable life insurance, variable annuities, fixed annuities, and a group annuity program ("the Contracts") in the District of Columbia, Guam and in all states and territories except New York. In addition, the Company markets individual life insurance through its branch office in Taiwan. The Company has two wholly owned subsidiaries, Pruco Life Insurance Company of New Jersey ("PLNJ") and The Prudential Life Insurance Company of Arizona ("PLICA"). PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, fixed annuities, and variable annuities only in the states of New Jersey and New York. PLICA is a stock life insurance company organized in 1988 under the laws of the state of Arizona. PLICA had no new business sales in 1997, 1998 or 1999 and at this time will not be issuing new business.

The Company is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the state of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing and review and approval by two-thirds of the qualified policyholders who vote on the plan, review and approved by the New Jersey Department of Banking and Insurance. Prudential's management is in the process of developing a proposed plan of demutualization, although there can be no assurance that Prudential's Board of Directors will approve such a plan.

Prudential intends to make additional capital contributions to the Company, as needed, to enable it to comply with its reserve requirements and fund expenses in connection with its business. Generally, Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contracts.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, and individual and group annuities.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. ("GAAP"). The Company has extensive transactions and relationships with Prudential and other affiliates, as more fully described in Footnote 14. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs ("DAC") and future policy benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investments

Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity". The amortized cost of fixed maturities is written down to estimated fair value if a decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale", including the effect on deferred policy acquisition costs and policyholders' account balances that would result from the realization of unrealized gains and losses, net of income taxes, are included in a separate component of equity, "Accumulated other comprehensive income."


                                       B5

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity securities, available for sale, comprised of common and non-redeemable preferred stock, are carried at estimated fair value. The associated unrealized gains and losses, net of income tax, the effects on deferred policy acquisition costs and on policyholders' account balances that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Accumulated other comprehensive income."

Mortgage loans on real estate are stated primarily at unpaid principal balances, net of unamortized discounts and an allowance for losses. The allowance for losses includes a loan specific reserve for impaired loans and a portfolio reserve for incurred but not specifically identified losses. Impaired loans include those loans for which a probability exists that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on impaired loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has serious doubts about collectibility. When a loan is recognized as impaired, any accrued but uncollectible interest is reversed against interest income of the current period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors.

Policy loans are carried at unpaid principal balances.

Short-term investments, including highly liquid debt instruments purchased with an original maturity of twelve months or less, are carried at amortized cost, which approximates fair value.

Other long-term investments represent the Company's investments in joint ventures and partnerships in which the Company does not have control. These investments are recorded using the equity method of accounting, reduced for other than temporary declines in value. The Company's investment in the Separate Accounts are included on this line.

Realized investment gains, net are computed using the specific identification method. Costs of fixed maturity and equity securities are adjusted for impairments considered to be other than temporary.

Cash

Cash includes cash on hand, amounts due from banks, and money market instruments.

Deferred Policy Acquisition Costs
The costs which vary with and that are related primarily to the production of new insurance business are deferred to the extent that they are deemed recoverable from future profits. Such costs include certain commissions, costs of policy issuance and underwriting, and certain variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income".

Policy acquisition costs related to interest-sensitive products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 15 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised.



                                       B6

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities loaned
Securities loaned are treated as financing arrangements and are recorded at the amount of cash received as collateral. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Non-cash collateral received is not reflected in the consolidated statements of financial position because the debtor typically has the right to redeem the collateral on short notice. Substantially all of the Company's securities loaned are with large brokerage firms.

Securities sold under agreements to repurchase
Securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently reacquired, including accrued interest, as specified in the respective agreements. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities lending and securities repurchase agreements are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less). Securities loaned are collateralized principally by U.S. Government and mortgage-backed securities. Securities sold under repurchase agreements are collateralized principally by cash. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Separate Account Assets and Liabilities
Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders and other customers. Separate Account assets include common stocks, fixed maturities, real estate related securities, and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income".

Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life Modified Guaranteed Annuity Account. The Pruco Life Modified Guaranteed Annuity Account is a non-unitized Separate Account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company.

Insurance Revenue and Expense Recognition
Premiums from insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. For traditional life insurance contracts, a liability for future policy benefits is recorded using the net level premium method. For individual annuities in payout status, a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience.

Premiums from non-participating group annuities with life contingencies are generally recognized when due. For single premium immediate annuities, premiums are recognized when due with any excess profit deferred and recognized in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.



                                       B7

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts received as payment for interest-sensitive life, individual annuities and guaranteed investment contracts are reported as deposits to "Policyholders' account balances". Revenues from these contracts reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. In addition, interest earned from the investment of these account balances is reflected in "Net investment income". Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of deferred policy acquisition costs.

Foreign Currency Translation Adjustments
Assets and liabilities of the Taiwan branch are translated to U.S. dollars at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. Cumulative translation adjustments arising from the use of differing exchange rates from period to period are charged or credited directly to "Other comprehensive income". The cumulative effect of changes in foreign exchange rates are included in "Accumulated other comprehensive income".

Asset Management Fees
The Company receives asset management fee income from policyholder account balances invested in The Prudential Series Fund ("PSF"), which are a portfolio of mutual fund investments related to the Company's Separate Account products.

Derivative Financial Instruments
Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, various financial indices or the value of securities or commodities. Derivative financial instruments used by the Company include futures, currency swaps and options contracts and can be exchange-traded or contracted in the over-the-counter market. The Company uses derivative financial instruments to seek to reduce market risk from changes in interest rates or foreign currency exchange rates, and to alter interest rate or currency exposures arising from mismatches between assets and liabilities. All derivatives used by the Company are for other than trading purposes.

To qualify as a hedge, derivatives must be designated as hedges for existing assets, liabilities, firm commitments or anticipated transactions which are identified and probable to occur, and effective in reducing the market risk to which the Company is exposed. The effectiveness of the derivatives must be evaluated at the inception of the hedge and throughout the hedge period.

When derivatives qualify as hedges, the changes in the fair value or cash flows of the derivatives and the hedged items are recognized in earnings in the same period. If the Company's use of derivatives does not meet the criteria to apply hedge accounting, the derivatives are recorded at fair value in "Other liabilities" in the Consolidated Statements of Financial Position, and changes in their fair value are recognized in earnings in "Realized investment gains, net" without considering changes in the hedged assets or liabilities. Cash flows from derivative assets and liabilities are reported in the operating activities section in the Consolidated Statements of Cash Flows.

Income Taxes
The Company and its subsidiaries are members of the consolidated federal income tax return of Prudential and files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.


                                       B8

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which may affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement.

SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement, as amended, as of January 1, 2001 and is currently assessing the effect of the new standard.

In October 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" ("SOP 98-7"). This statement provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications

Certain amounts in the prior years have been reclassified to conform to current year presentation.


                                       B9

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3.  INVESTMENTS

Fixed Maturities and Equity Securities:

The following tables provide additional information relating to fixed maturities and equity securities as of December 31,:



                                                                              1999
                                                 --------------------------------------------------------------
                                                                        Gross         Gross
                                                  Amortized           Unrealized     Unrealized       Estimated
                                                     Cost                Gains         Losses        Fair Value
                                                  ----------          ----------      ----------     ----------
                                                                         (In Thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of
     U.S. government corporations and agencies    $  113,172          $        2      $    2,052     $  111,122

Foreign government bonds                              92,725               1,718           1,455         92,988

Corporate securities                               2,876,602               8,013          92,075      2,792,540

Mortgage-backed securities                             1,558                 157               3          1,712

                                                  ----------          ----------      ----------     ----------
Total fixed maturities available for sale         $3,084,057          $    9,890      $   95,585     $2,998,362
                                                  ==========          ==========      ==========     ==========

Fixed maturities held to maturity

Corporate securities                              $  388,990          $    1,832      $   13,000     $  377,822
                                                  ----------          ----------      ----------     ----------
Total fixed maturities held to maturity           $  388,990          $    1,832      $   13,000     $  377,822
                                                  ==========          ==========      ==========     ==========

Equity securities available for sale              $    3,238          $    1,373      $       79     $    4,532
                                                  ==========          ==========      ==========     ==========


                                                                                     1998
                                                      ----------------------------------------------------------------
                                                                        Gross            Gross
                                                      Amortized      Unrealized       Unrealized            Estimated
                                                         Cost           Gains            Losses            Fair Value
                                                      ----------      ----------       ----------          ----------
                                                                             (In Thousands)
  Fixed maturities available for sale
  U.S. Treasury securities and obligations of
    U.S government corporation and agencies           $  110,294      $      864       $      319          $  110,839

Foreign government bonds                                  87,112           2,003              696              88,419

Corporate securities                                   2,540,498          30,160            6,896           2,563,762

Mortgage-backed securities                                   750             156               --                 906

                                                      ----------      ----------       ----------          ----------
Total fixed maturities available for sale             $2,738,654      $   33,183       $    7,911          $2,763,926
                                                      ==========      ==========       ==========          ==========

Fixed maturities held to maturity

Corporate securities                                  $  410,558      $   11,287       $       --          $  421,845

                                                      ----------      ----------       ----------          ----------
Total fixed maturities held to maturity               $  410,558      $   11,287       $       --          $  421,845
                                                      ==========      ==========       ==========          ==========

Equity securities available for sale                  $    2,951      $      168       $      272          $    2,847
                                                      ==========      ==========       ==========          ==========



                                      B10

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3.  INVESTMENTS (continued)
The amortized cost and estimated fair value of fixed maturities, categorized by contractual maturities at December 31, 1999 are shown below:


                                            Available for Sale                     Held to Maturity
                                    ------------------------------------  ------------------------------------
                                       Amortized       Estimated Fair         Amortized       Estimated Fair
                                          Cost              Value               Cost               Value
                                    ----------------- ------------------   ---------------- -------------------
                                              (In Thousands)                         (In Thousands)

Due in one year or less                $  178,298          $  175,638          $  18,369          $  18,296

Due after one year through five         1,144,552           1,118,150            178,893            178,624
years

Due after five years through ten        1,326,637           1,283,515            175,549            165,341
years

Due after ten years                       433,012             419,347             16,179             15,561

Mortgage-backed securities                  1,558               1,712                  -                  -
                                    ---------------- -------------------  ----------------- ------------------
Total                                  $3,084,057          $2,998,362          $ 388,990          $ 377,822
                                    ================ ===================  ================= ==================


Actual maturities will differ from contractual maturities because, in certain circumstances, issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 1999, 1998, and 1997 were $2,950.4 million, $5,327.3 million, and $2,796.3 million, respectively. Gross gains of $13.1 million, $46.3 million, and $18.6 million and gross losses of $31.1 million, $14.1 million, and $7.9 million were realized on those sales during 1999, 1998, and 1997, respectively. During the years ended December 31, 1999, 1998, and 1997, there were no securities classified as held to maturity that were sold.

Proceeds from the maturity of fixed maturities available for sale during 1999, 1998, and 1997 were $126.5 million, $102.1 million, and $32.4 million, respectively

Writedowns for impairments of fixed maturities which were deemed to be other than temporary were $11.2 million, $2.8 million and $0.1 million for the years 1999, 1998 and 1997, respectively.

Mortgage Loans on Real Estate

The Company's mortgage loans were collateralized by the following property types at December 31, 1999 and 1998.



                                                       1999                             1998
                                             ----------------------------     ---------------------------
                                                                   (In Thousands)

                 Retail stores                    $ 6,518        62.0%            $ 7,356        42.4%

                 Apartment complexes                    -            -              5,988        34.5%

                 Industrial buildings               3,991        38.0%              4,010        23.1%

                                             ----------------------------     ---------------------------
                       Net carrying value         $10,509       100.0%            $17,354       100.0%
                                             ============================     ===========================

The largest concentration of mortgage loans are in the states of Washington (51%), New Jersey (38%), and North Dakota (11%).

Special Deposits and Restricted Assets
Fixed maturities of $8.2 million and $8.6 million at December 31, 1999 and 1998, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. Equity securities restricted as to sale were $.3 million and $2.5 million at December 31, 1999 and 1998, respectively.




                                      B11

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
3.  INVESTMENTS (continued)

Other Long-Term Investments

The Company's "Other long-term investments" of $77.8 million and $42.0 million as of December 31, 1999 and 1998, respectively, are comprised of joint ventures, limited partnerships, and the Company's investment in the Separate Accounts. Joint ventures, limited partnerships and other totaled $32.8 million and $1.0 million at December 31, 1999 and 1998, respectively. The Company's share of net income from the joint ventures was $0.3 million, $0.1 million and $2.2 million for the years ended December 31, 1999, 1998 and 1997, respectively, and is reported in "Net investment income." The Company's investment in the Separate Accounts was $45.0 million and $41.0 million at December 31, 1999 and 1998, respectively.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:



                                                              1999                1998               1997
                                                          ----------------   -----------------  -----------------
                                                                             (In Thousands)

  Fixed maturities - available for sale                        $188,236            $179,184          $ 161,140
  Fixed maturities - held to maturity                            29,245              26,128             26,936
  Equity securities                                                   -                  14                 76
  Mortgage loans on real estate                                   2,825               1,818              2,585
  Policy loans                                                   42,422              40,928             37,398
  Short-term investments                                         19,208              23,110             22,011
  Other                                                           4,432               6,886             14,920
                                                          ----------------   -----------------  -----------------
  Gross investment income                                       286,368             278,068            265,066
       Less:  investment expenses                                (9,547)            (16,638)            (5,432)
                                                          ----------------   -----------------  -----------------
  Net investment income                                        $276,821            $261,430          $ 259,634
                                                          ================   =================  =================


Realized investment gains (losses), net including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:



                                                              1999                1998               1997
                                                          ----------------   -----------------  -----------------
                                                                             (In Thousands)

  Fixed maturities - available for sale                       $ (29,192)            $29,330             $9,039
  Fixed maturities - held to maturity                               102                 487                821
  Equity securities                                                 392               3,489                  8
  Mortgage loans on real estate                                       -                   -                797
  Derivative instruments                                         (1,557)             12,414                  -
  Other                                                          (2,290)               (879)               309
                                                          ----------------   -----------------  -----------------
  Realized investment (losses) gains, net                     $ (32,545)            $44,841            $10,974
                                                          ================   =================  =================






                                      B12

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on securities available for sale are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income". Changes in these amounts include reclassification adjustments to avoid including in "Other Comprehensive income
(loss)", those items that are included as part of "Net income" for a period that also had been part of "Other Comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:



                                                                                                                     Accumulated
                                                                                                                        other
                                                                                                                     comprehensive
                                                                                                                     income (loss)
                                                                        Deferred                        Deferred     related to net
                                                      Unrealized        policy        Policyholders'   income tax     unrealized
                                                     gains(losses)    acquisition       Account        (liability)    investment
                                                     investments        costs           Balances        benefit      gains(losses)
                                                      ---------        ---------        ---------       ---------      ---------
                                                                                   (In Thousands)
Balance,  January 1, 1997                             $  26,930        $  (7,893)       $   2,451        $  (7,384)       $  14,104

Net investment gains (losses) on
investments arising during the period                    21,338               --               --           (7,445)          13,893

Reclassifications adjustment for
gains included in net income                            (10,277)              --               --            3,585           (6,692)

Impact of net unrealized investment
gains on deferred policy acquisition
costs                                                        --           (8,412)              --            2,944           (5,468)

Impact of net unrealized investment
gains on policyholders' account
balances                                                     --               --            1,292               --            1,292
                                                      ---------        ---------        ---------        ---------        ---------

Balance,  December 31, 1997                              37,991          (16,305)           3,743           (8,300)          17,129

Net investment gains (losses) on
investments arising during the period                    22,801               --               --           (7,588)          15,213

Reclassifications adjustment for
gains included in net income                            (35,623)              --               --           11,855          (23,768)

Impact of net unrealized investment
gains on deferred policy acquisition
costs                                                        --            3,190               --           (1,048)           2,142

Impact of net unrealized investment
gains on policyholders' account
balances                                                     --               --           (1,063)             249             (814)
                                                      ---------        ---------        ---------        ---------        ---------

Balance,  December 31, 1998                              25,169          (13,115)           2,680           (4,832)           9,902

Net investment gains (losses) on
investments arising during the period                  (138,268)              --               --           47,785          (90,483)

Reclassifications adjustment for
gains included in net income                             28,698               --               --           (9,970)          18,728

Impact of net unrealized investment
gains on deferred policy acquisition                         --           53,407               --          (16,283)          37,124
costs

Impact of net unrealized investment
gains on policyholders' account                              --               --           (5,712)           2,077           (3,635)
balances
                                                      ---------        ---------        ---------        ---------        ---------

Balance,  December 31, 1999                           $ (84,401)       $  40,292        $  (3,032)       $  18,777        $ (28,364)
                                                      =========        =========        =========        =========        =========




                                      B13

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


4.  DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs for the year ended December 31, 1999, are as follows:



                                                                                           1999
                                                                                     -----------------
                                                                                      (In Thousands)

Balance, beginning of year                                                                $ 861,713
Capitalization on commissions, sales and issue expenses                                     242,373
Amortization                                                                               (96,451)
Change in unrealized investment gains                                                        53,407
Foreign currency translation                                                                  1,743
                                                                                     -----------------
Balance, end of year                                                                     $1,062,785
                                                                                     =================


5.  POLICYHOLDERS' LIABILITIES

Future policy benefits and other policyholder liabilities at December 31 are as follows:



                                                          1999                     1998
                                                   -------------------      -------------------
                                                                 (In Thousands)

         Life insurance                                     $ 587,162                $ 500,429
         Annuities                                             48,816                   28,350
                                                   -------------------      -------------------
                                                            $ 635,978                $ 528,779
                                                   ===================      ===================


Life insurance liabilities include reserves for death benefits. Annuity liabilities include reserves for immediate annuities.

The following table highlights the key assumptions generally utilized in calculating these reserves:



           Product                       Mortality               Interest Rate          Estimation Method
-------------------------------   -------------------------   --------------------   -------------------------
Life insurance - Domestic         Generally rates guaranteed     2.5% to 7.5%        Net level premium based
                                  in calculating cash                                on the non-forfeiture interest
                                  surrender values                                   rate

Life insurance - International    Generally rates guaranteed     2.5% to 7.5%        Net level premium based
                                  in calculating cash                                on the expected investment
                                  surrender values                                   return

Individual immediate annuities    1983 Individual Annuity        3.5% to 11.0%       Present value of
                                  Mortality Table with                               expected future payment
                                  certain modifications                              based on historical
                                                                                     experience




                                      B14

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


5.  POLICYHOLDERS' LIABILITIES (continued)

Policyholders' account balances at December 31, are as follows:



                                                          1999                     1998
                                                   -------------------      -------------------
                                                                 (In Thousands)

         Interest-sensitive life contracts                 $1,383,795               $1,392,649
         Individual annuities                               1,147,722                1,077,996
         Guaranteed investment contracts                      584,744                  231,366
                                                   -------------------      -------------------
                                                           $3,116,261               $2,702,011
                                                   ===================      ===================


Policyholders' account balances for interest-sensitive life, individual annuities, and guaranteed investment contracts are equal to policy account values plus unearned premiums. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges.

Certain contract provisions that determine the policyholder account balances are as follows:



            Product                            Interest Rate                Withdrawal / Surrender Charges
---------------------------------   ------------------------------------  ------------------------------------
Interest sensitive life                         4.0% to 6.5 %             Various up to 10 years

Individual annuities                            3.0% to 5.6%              0% to 8% for up to 8 years

Guaranteed investment contracts                5.02% to 7.32%             Subject to market value withdrawal
                                                                          provisions for any funds withdrawn
                                                                          other than for benefit responsive
                                                                          and contractual payments


6.  REINSURANCE

The Company participates in reinsurance, with Prudential and other companies, in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Reinsurance ceded arrangements do not discharge the Company or the insurance subsidiaries as the primary insurer, except for cases involving a novation. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote.




                                      B15

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


6.  REINSURANCE (continued)

Reinsurance amounts included in the Consolidated Statements of Operations for the year ended December 31 are below.



                                                          1999               1998               1997
                                                    ----------------   ----------------   ----------------
                                                                       (In Thousands)

        Reinsurance premiums assumed                        1,778              1,395              1,369
        Reinsurance premiums ceded - affiliated            (6,882)            (6,532)              (686)
        Reinsurance premiums ceded - unaffiliated          (1,744)            (2,819)            (3,038)
                                                    ================   ================   ================

        Policyholders' benefits ceded                      $4,228             $4,044             $3,912
                                                    ================   ================   ================


Reinsurance recoverables, included in "Other assets" in the Company's Consolidated Statements of Financial Position, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:



                                                              1999                 1998
                                                       -------------------   -----------------
                                                                    (In Thousands)

         Life insurance - affiliated                            $ 6,653             $ 4,155
         Life insurance - unaffiliated                            2,625               2,326
         Other reinsurance - affiliated                          15,600              21,650
                                                       -------------------   -----------------
                                                                $24,878             $28,131
                                                       ===================   =================


7.  EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Plans

The Company has a non-contributory defined benefit pension plan which covers substantially all of its Taiwanese employees. This plan was established as of September 30, 1998 and the projected benefit obligation and related expenses at December 31, 1999 were not material to the Consolidated Statements of Financial Position or results of operations for the years presented. All other employee benefit costs are allocated to the Company by Prudential in accordance with the service agreement described in Footnote 14.




                                      B16

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


8.  INCOME TAXES

The components of income taxes for the years ended December 31, are as follows:



                                                             1999                1998               1997
                                                         ----------------   -----------------  -----------------
                                                                            (In Thousands)
     Current tax expense (benefit):
        U.S.                                                $ (14,093)             $67,272            $71,989
        State and local                                            378               2,496              1,337
        Foreign                                                     15                   -                  -
                                                         ----------------   -----------------  -----------------
        Total                                                 (13,700)              69,768             73,326
                                                         ----------------   -----------------  -----------------


     Deferred tax expense (benefit):
        U.S.                                                    42,320              14,059           (11,458)
        State and local                                          1,316                 406                  -
                                                         ----------------   -----------------  -----------------
        Total                                                   43,636              14,465           (11,458)
                                                         ----------------   -----------------  -----------------

      Total income tax expense                                 $29,936             $84,233            $61,868
                                                         ================   =================  =================


The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:



                                                             1999                1998               1997
                                                         ----------------   -----------------  -----------------
                                                                           (In Thousands)

     Expected federal income tax expense                       $29,936             $82,668            $58,885
     State and local income taxes                                1,101               1,886                869
     Dividends received deduction                              (1,010)               (199)                  -
     Other                                                        (91)               (122)              2,114
                                                         ----------------   -----------------  -----------------
     Total income tax expense                                  $29,936             $84,233            $61,868
                                                         ================   =================  =================

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:



                                                              1999                     1998
                                                         ------------------      -------------------
                                                                     (In Thousands)
              Deferred tax assets
                   Insurance reserves                           $ 93,949                 $ 93,564
                   Net unrealized (gains) losses on
                       securities                                 31,132                   (9,061)
                   Other                                           2,502                        -
                                                         ------------------      -------------------
                   Deferred tax assets                           127,583                   84,503
                                                         ------------------      -------------------

              Deferred tax liabilities
                   Deferred acquisition costs                    299,683                  224,179
                   Net investment gains                              110                    3,180
                   Other                                               -                    5,978
                                                         ------------------      -------------------
                   Deferred tax liabilities                      299,793                  233,337
                                                         ------------------      -------------------

              Net deferred tax liability                        $172,210                 $148,834
                                                         ==================      ===================



                                      B17

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


8.  INCOME TAXES (continued)

Management believes that based on its historical pattern of taxable income, the Company and its subsidiaries will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 1999 and 1998, respectively, the Company and its subsidiaries had no federal or state operating loss carryforwards for tax purposes.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1992. The Service has begun their examination of the years 1993 through 1995.

9.  EQUITY

Reconciliation of Statutory Surplus and Net Income

Accounting practices used to prepare statutory financial statements for regulatory purposes differ in certain instances from GAAP. The following table reconciles the Company's statutory net income and surplus as of and for the years ended December 31, determined in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance and the New Jersey Department of Banking and Insurance with net income and equity determined using GAAP.



                                                              1999               1998               1997
                                                          ----------------   ----------------   ----------------
                                                                            (In Thousands)
Statutory net (loss) income                                  $ (82,291)         $ (33,097)           $ 12,778

Adjustments to reconcile to net income on a GAAP basis:

     Statutory income of subsidiaries                            20,221             18,953             18,553
     Amortization and capitalization of deferred
        acquisition costs                                       145,921            202,375             38,003
     Deferred premium                                               639              2,625              1,144
     Insurance revenue and expenses                              45,915            (24,942)            26,517
     Income taxes                                               (43,644)           (21,805)            11,956
     Valuation of investments                                   (24,908)            20,077                506
     Asset management fees                                      (13,503)                 -                  -
     Other, net                                                   7,245            (12,224)            (3,083)
                                                          ----------------   ----------------   ----------------
GAAP net income                                                $ 55,595           $151,962           $106,374
                                                          ================   ================   ================


                                                               1999               1998
                                                          -----------------  -----------------
                                                                    (In Thousands)
  Statutory surplus                                             $889,186           $931,164

  Adjustments to reconcile to equity on a GAAP basis:

       Valuation of investments                                  (38,258)           117,254
       Deferred acquisition costs                              1,062,785            861,713
       Deferred premium                                          (16,539)           (15,625)
       Insurance liabilities                                     (54,927)          (133,811)
       Income taxes                                             (150,957)          (123,343)
       Asset management fees                                     (13,503)                 -
       Other, net                                                 (7,968)            15,880
                                                          -----------------  -----------------
  GAAP stockholder's equity                                   $1,669,819         $1,653,232
                                                          =================  =================





                                      B18

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available information and valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the estimated fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).

Fixed maturities and Equity securities

Estimated fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

Mortgage loans on real estate

The estimated fair value of the mortgage loan portfolio is primarily based upon the present value of the scheduled future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage.

Policy loans

The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

Investment contracts

For guaranteed investment contracts, estimated fair values are derived by using discounted projected cash flows based on interest rates being offered for similar contracts, with maturities consistent with those remaining for the contracts being valued. Estimated fair values for individual deferred annuities are derived using the policyholder's account balance.

Derivative financial instruments

The fair value of futures is estimated based on market quotes for transactions with similar terms.

The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31:



                                                      1999                                   1998
                                           ----------------------------------     --------------------------------
                                             Carrying          Estimated            Carrying        Estimated
                                              Value           Fair Value             Value         Fair Value

                                           ----------------  ----------------     --------------- ----------------
                                                                      (In Thousands)
Financial Assets:
     Fixed maturities:  Available for sale    $2,998,362        $2,998,362          $2,763,926       $2,763,926
     Fixed maturities:  Held to maturity         388,990           377,822             410,558          421,845
     Equity securities                             4,532             4,532               2,847            2,847
     Mortgage loans on real estate                10,509            11,550              17,354           19,465
     Policy loans                                792,352           761,232             766,917          806,099
     Short-term investments                      207,219           207,219             240,727          240,727
     Cash                                         76,396            76,396              89,679           89,679
     Separate Account assets                  16,032,449        16,032,449          11,490,751       11,490,751
     Derivatives                                      38                38                   -                -

Financial Liabilities:
     Investment contracts                     $1,282,964        $1,277,317           $ 835,034        $ 839,105
     Cash collateral for loaned securities        87,336            87,336              73,336           73,336
     Securities sold under repurchase
        agreements                                21,151            21,151              49,708           49,708
     Separate Account liabilities             16,032,449        16,032,449          11,490,751       11,490,751
     Derivatives                                   5,012             5,243               1,723            2,374


                                      B19

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


11.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

Futures & Options

The Company uses exchange-traded Treasury futures and options to reduce market risk from changes in interest rates and to manage the duration of assets and the duration of liabilities supported by those assets. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange. The fair value of futures and options is estimated based on market quotes for a transaction with similar terms.

Under exchange-traded futures, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Treasury futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

If futures meet hedge accounting criteria, changes in their fair value are deferred and recognized as an adjustment to the carrying value of the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are amortized as a yield adjustment over the remaining lives of the hedged item. Futures that do not qualify as hedges are carried at fair value with changes in value reported in current period earnings. The notional value of futures contracts was $122.1 million and $40.8 million at December 31, 1999 and 1998, respectively. The fair value of futures contracts was $(2.0) million at December 31, 1999 and immaterial at December 31, 1998.

When the Company anticipates a significant decline in the stock market which will correspondingly affect its diversified portfolio, it may purchase put index options where the basket of securities in the index is appropriate to provide a hedge against a decrease in the value of the equity portfolio or a portion thereof. This strategy effects an orderly sale of hedged securities. When the Company has large cash flows which it has allocated for investment in equity securities, it may purchase call index options as a temporary hedge against an increase in the price of the securities it intends to purchase. This hedge permits such investment transactions to be executed with the least possible adverse market impact.

Option premium paid or received is reported as an asset or liability and amortized into income over the life of the option. If options meet the criteria for hedge accounting, changes in their fair value are deferred and recognized as an adjustment to the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are recognized as an adjustment to interest income or expense of the hedged item. If the options do not meet the criteria for hedge accounting, they are fair valued, with changes in fair value reported in current period earnings. The fair value of options was immaterial at December 31, 1999 and 1998.

Currency Derivatives

The Company uses currency swaps to reduce market risk from changes in currency values of investments denominated in foreign currencies that the Company either holds or intends to acquire and to manage the currency exposures arising from mismatches between such foreign currencies and the US Dollar.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

If currency swaps are effective as hedges of foreign currency translation and transaction exposures, gains or losses are recorded in "Accumulated Other Comprehensive Income". If currency swaps do not meet hedge accounting criteria, gains or losses from those derivatives are recognized in current period earnings.

The notional value and fair value of the currency swaps $31.0 million and $(3.2) million and $40.5 million and $(2.3) million, respectively, at December 31, 1999 and 1998.



                                      B20

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


11.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

Credit Risk

The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. All of the net credit exposure for the Company from derivative contracts are with investment grade counterparties. As of December 31, 1999, 80% of notional consisted of interest rate derivatives, and 20% of notional consisted of foreign currency derivatives.

12.  CONTINGENCIES

Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought.

On October 28, 1996, the Company entered into a Stipulation of Settlement with attorneys for the plaintiffs in a consolidated class action lawsuit pending in a Multi-District Litigation proceeding in the U.S. District Court for the District of New Jersey. The class action suit involved alleged improprieties in connection with the sale, servicing and operation of permanent life insurance policies from 1982 through 1995. Pursuant to the settlement, the Company has participated in a remediation program pursuant to which relief was offered to policyowners who were misled when they purchased permanent life insurance policies in the United States from 1982 to 1995. Prudential has agreed to indemnify the Company for any liability incurred in connection with that litigation.

The balance of the Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted with precision. Management believes that any ultimate liability which could result from such litigation would not have a material adverse effect on the Company's financial position.

13.  DIVIDENDS

The Company is subject to Arizona law which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend which may be paid in any twelve month period without notification or approval is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations and the Company's surplus position at December 31, 1999, the Company would not be permitted a non-extraordinary dividend distribution in 2000.

14.  RELATED PARTY TRANSACTIONS

Service Agreements
Prudential and the Company operate under service and lease agreements whereby services of officers and employees (except for those agents employed directly by the Company in Taiwan), supplies, use of equipment and office space are provided by Prudential. Prudential periodically reviews its methods for determining the level of administrative expenses charged to the Company. Late in 1998, Prudential revised its allocation methodology to more closely align allocations based on business processes, resulting in increased allocations from 1998 levels. Management believes that the updated methodology is reasonable and better reflects actual costs incurred by Prudential to process transactions on behalf of the Company. The net cost of these services allocated to the Company were $317.4 million, $269.9 million and $139.5 million for the years ended December 31, 1999, 1998, and 1997, respectively.

In addition, the Company received allocated distribution expenses from Prudential's retail agency network. Beginning in 1999, market based distribution transfer pricing was the basis for allocating costs to each product line that distributes products through Prudential's retail agency channels. A majority of these distribution expenses have been capitalized by the Company as deferred policy acquisition costs ("DAC").

The Company receives asset management fee income from policyholder account balances invested in the Prudential Series Fund ("PSF"). These amounts are shown as asset management fees on the statement of operations. The Company also collects these fees on behalf of Prudential. The amounts due to Prudential related to PSF fees were $0.1 million and $22.6 million at December 31, 1999 and December 31, 1998, respectively.


                                      B21

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


14.  RELATED PARTY TRANSACTIONS (continued)

The Company pays an asset management fee to Prudential Global Asset Management ("PGAM") for managing the Separate Account investment portfolio. The expense for the year was $25.9 million, which is shown in general, administrative and other expenses.

The Company has sold three Corporate Owned Life Insurance ("COLI") policies to Prudential. The cash surrender value included in Separate Accounts was $725.3 million and $362.3 million at December 31, 1999, and 1998, respectively. The fees received in 1999 related to the COLI policies were $4.0 million.

Reinsurance

The Company currently has three reinsurance agreements in place with Prudential (the reinsurer). Specifically a reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract, and two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the years ended December 31, 1999, 1998, and 1997.

Debt Agreements

In July 1998, the Company established a revolving line of credit facility of up to $500 million with Prudential Funding Corporation, a wholly owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of December 31, 1999.


                                      B22

                        Report of Independent Accountants

   To the Board of Directors and Stockholder of Pruco Life Insurance Company

   In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company (a wholly-owned subsidiary of the Prudential Insurance Company of America) and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   PricewaterhouseCoopers LLP
   New York, New York
   March 21, 2000


                                      B23

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life, listed with their principal occupations during the past 5 years, are shown below.


                             DIRECTORS OF PRUCO LIFE

JAMES J. AVERY, JR., Chairman and Director - President, Prudential Individual Life Insurance since 1998; 1997 to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group; 1995 to 1997: President, Prudential Select. Age 48.

IRA J. KLEINMAN, Director - Executive Vice President, Prudential International Insurance Group since 1997; 1995 to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group. Age 53.

ESTHER H. MILNES, President and Director - Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group. Age 49.

DAVID R. ODENATH, JR., Director - President, Prudential Investments since 1999; prior to 1999; Senior Vice President and Director of Sales, Investment Consulting Group, Paine Webber. Age 43.

I. EDWARD PRICE, Vice Chairman and Director - Senior Vice President and Actuary, Prudential Individual Life Insurance since 1998; 1995 to 1998: Senior Vice President and Actuary, Prudential Individual Insurance Group. Age 57.

KIYOFUMI SAKAGUCHI, Director - President and CEO, Prudential International Insurance Group since 1995. Age 57.


                         OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, Treasurer - Vice President and Treasurer, Prudential since 1995. Age 43.

JAMES C. DROZANOWSKI, Senior Vice President - Vice President, Operations and Systems, Prudential Individual Financial Services since 1998; 1996 to 1998: Vice President and Operations Executive, Prudential Individual Insurance Group; 1995 to 1996: President, Credit Card Division, Chase Manhattan Bank. Age 57.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary - Chief Counsel, Variable Products, Prudential Law Department since 1995. Age 40.

HIROSHI NAKAJIMA, Senior Vice President - President and CEO, Pruco Life Insurance Company Taiwan Branch since 1997; prior to 1997: Senior Managing Director, Prudential Life Insurance Co., Ltd. Age 56.

SHIRLEY H. SHAO, Senior Vice President and Chief Actuary - Vice President and Associate Actuary, Prudential since 1996; prior to 1996: Vice President and Assistant Actuary, Prudential Corporate Risk Management. Age 45.

DENNIS G. SULLIVAN, Vice President and Chief Accounting Officer - Vice President and Deputy Controller, Prudential since 1998; 1997 to 1998: Vice President and Controller, ContiFinancial Corporation; prior to 1997: Director, Salomon Brothers. Age 44.

The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992. Pruco Life directors and officers are elected annually.

ITEM 24.        FINANCIAL STATEMENTS AND EXHIBITS


(a)  FINANCIAL STATEMENTS

(1) Financial Statements of the Discovery Select Variable Annuity Subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 1999; the Statements of Operations for the period ended December 31, 1999; the Statements of Changes in Net Assets for the periods ended December 31, 1999 and December 31, 1998; and the Notes relating thereto will appear in the statement of additional information. (Part B of the Registration Statement) (Note 1)


(2) Consolidated Statements of Pruco Life Insurance Company (Depositor) and its subsidiaries consisting of the Consolidated Statements of Financial Position as of December 31, 1999 and 1998; and the related Consolidated Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 1999, 1998 and 1997; and the Notes to the Consolidated Financial Statements will appear in the statement of additional information (Part B of the Registration Statement) (Note 1).

(b)  EXHIBITS

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note 2)

(2) Agreements for custody of securities and similar investments--Not
    Applicable.

(3) (a) Form of Distribution Agreement between Prudential Investment Management Services, Inc. "PIMS" (Underwriter) and Pruco Life Insurance Company (Depositor) (Note 3)

         (b)  Form of Selected Broker Agreement used by PIMS (Note 3)

(4)      (a)  The Strategic Partners Variable Annuity Contract VBON-2000.
         (Note 13)

         (b)  The Strategic Partners Variable Annuity Contract VDCA-2000.
         (Note 13)

(5)      (a)  Application form for the Contract. (Note 13)

(6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 5)

         (b) By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. (Note 6)

(7) Contract of reinsurance in connection with variable annuity contract--Not Applicable.

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

         (a)  Form of  Fund Participation Agreement. (Note 7)

(9) Opinion of Counsel as to legality of the securities being registered.
    (Note 1)

(10)Written consent of PricewaterhouseCoopers LLP independent accountants. (Note 1)

(11)All financial statements omitted from Item 23, Financial Statements -- Not Applicable.

(12)Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13)Schedule of Performance Computations. (Note 1)


(14)Powers of Attorney.

          (a)  Ira J. Kleinman, Esther H. Milnes and I. Edward Price (Note 8)

          (b)  Dennis G. Sullivan (Note 9)

          (c)  Kiyofumi Sakaguchi (Note 10)

          (d)  James J. Avery, Jr (Note 11)

          (e)  David R. Odenath, Jr.(Note 12)

(Note 1)      Filed herewith

(Note 2) Incorporated by reference to Form N-4, Registration No. 33-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4, Registration No.333-06701, filed April 15, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4, Registration No. 333-79201, filed August 17, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 5) Incorporated by reference to the initial registration on Form S-6, Registration No. 333-07451, filed July 2, 1996, on behalf of the Pruco Life Variable Appreciable Account.

(Note 6) Incorporated by reference to Form 10-Q as filed August 15, 1997, on behalf of the Pruco Life Insurance Company.

(Note 7) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Form 10-K, Registration No. 33-08698, filed March 31, 1997 on behalf of the Pruco Life Variable
              Contract Real Property Account.

(Note 9) Incorporated by reference to Post-Effective Amendment No. 6 to Form S-1, Registration No. 33-86780, filed April 16, 1999 on behalf of the Pruco Life Variable Contract Real Property Account.

(Note 10)     Incorporated by reference to Post Effective Amendment No. 8 to
              Form S-6, Registration No.33-49994, filed April 28, 1997, on behalf of the Pruco Life PRUvider Variable Appreciable Account.

(Note 11)     Incorporated by reference to Post-Effective Amendment No. 2 to
              Form S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.

(Note 12)     Incorporated by reference to Post-Effective Amendment No.7 to
              Form S-1, Registration No. 33-86780, filed April 12, 2000 on behalf of the Pruco Life Variable Contract Real Property Account.

(Note 13)     Incorporated by reference to the initial registration on Form
              N-4, Registration No. 333-37728, filed May 24, 2000 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

ITEM 25.        DIRECTORS AND OFFICERS OF THE DEPOSITOR

See Part B:  Directors and Officers.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Pruco Life Insurance Company ("Pruco Life"), a corporation organized under the laws of Arizona, is a direct, wholly-owned subsidiary of The Prudential Insurance Company of America, ("Prudential"), a mutual life insurance company organized under the laws of New Jersey. The subsidiaries of Prudential and short descriptions of each are set forth on the following pages.

Pruco Life may be deemed to control its two wholly-owned subsidiaries, Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") and The Prudential Insurance Company of Arizona ("PLICA"). Pruco Life may also be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Variable Universal Account, the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life Flexible Premium Variable Annuity Account (Registrant) (separate accounts of Pruco Life), the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life of New Jersey).

The above-referenced separate accounts, along with Prudential and certain of Prudential's separate accounts, hold the majority of the shares of The Prudential Series Fund, Inc., a Maryland corporation. In addition, The Prudential holds all the shares of Prudential's Gibraltar Fund, a Maryland Corporation, in three of its separate accounts. The Prudential Series Fund, Inc. and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of Prudential, all of which are registered as open-end, diversified, management investment companies under the Investment Company Act of 1940 and with the Prudential Variable Contract Account-24, a registered unit investment trust.

The subsidiaries of Prudential and short descriptions of each are listed under
Item 25 of Post-Effective Amendment No. 32 to the Form N-1A Registration Statement for The Prudential Series Fund, Inc., Registration No. 2-80896, filed February 28, 1997, the text of which is hereby incorporated.

ITEM 27.        NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.        INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, being the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29.        PRINCIPAL UNDERWRITERS

(a)    Prudential Investment Management Services LLC (PIMS)

     PIMS is distributor for the following open-end management companies: Cash Accumulation Trust, COMMAND Money Fund, COMMAND Government Fund, COMMAND Tax-Free Fund, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Balanced Fund, Prudential California Municipal Fund, Prudential Diversified Bond Fund, Inc., Prudential Diversified Funds, Prudential Emerging Growth Fund, Inc., Prudential Equity Fund. Inc., Prudential Equity Income Fund, Prudential Europe Growth Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Total Return Fund, Inc., Prudential Government Income Fund, Inc., Prudential Government Securities Trust, Prudential High Yield Fund, Inc., Prudential High Yield Total Return Fund, Inc., Prudential Index Series Fund, Prudential Institutional Liquidity Portfolio, Inc., Prudential International Bond Fund, Inc., Prudential Mid-Cap Value Fund, Prudential MoneyMart Assets, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund, Prudential National Municipals Fund, Inc., Prudential Natural Resources Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Real Estate Securities Fund, Prudential Sector Funds, Inc., Prudential Small-Cap Quantum Fund, Inc., Prudential Small Company Value Fund, Inc., Prudential Special Money Market Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential Tax-Free Money Fund, Inc., Prudential Tax-Mananged Funds, Prudential 20/20 Focus Fund, Prudential World Fund, Inc., The Prudential Investment Portfolios, Inc., Strategic Partners Series, Target Funds and The Target Portfolio Trust.

     PIMS is also distributor of the following unit investment trusts: Separate
Accounts: Prudential's Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10. The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.

(b) Information concerning the officers and directors of PIMS is set forth below.

                                            POSITIONS AND OFFICES          POSITIONS AND OFFICES
                    NAME (1)                  WITH UNDERWRITER                WITH REGISTRANT
              --------------------   ---------------------------------  ---------------------
              Robert F. Gunia.....   President                          None

              Jean  D. Hamilton...   Executive Vice President           None

              John R. Strangfeld..   Executive Vice President           None

              Kevin B. Frawley....   Senior Vice President and Chief    None
                                     Compliance Officer


              Francis O. Odubekun.   Senior Vice President and Chief    None
                                     Operating Officer


              William V. Healey...   Senior Vice President, Secretary   None
                                     and
                                     Chief Legal Officer

              Margaret M. Deverell   Senior Vice President,             None
                                     Comptroller and
                                     Chief Financial Officer


              C. Edward Chaplin...   Treasurer                          None

---------

(1) The address of each person named is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102 unless otherwise noted.

(c) Not applicable


ITEM 30.        LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102-3777.


ITEM 31.        MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.


ITEM 32.        UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Pruco Life.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement, to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the City of Newark and the State of New Jersey, on this 1st day of September, 2000.


            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


                                  (Registrant)


                        BY: PRUCO LIFE INSURANCE COMPANY
                                   (Depositor)

Attest: /s/       CLIFFORD E. KIRSCH                                   /s/      ESTHER H. MILNES
--------------------------------------------------------               -----------------------------------
                  CLIFFORD E. KIRSCH                                            ESTHER H. MILNES
                  CHIEF LEGAL OFFICER AND SECRETARY                             PRESIDENT

                                              SIGNATURES

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

                                     SIGNATURE AND TITLE
                     ----------------------------------------------------


                                *
                     --------------------------------
                     ESTHER H. MILNES                                        Date: September 1, 2000
                     PRESIDENT AND DIRECTOR



                                 *
                     --------------------------------
                     JAMES J. AVERY JR
                     CHAIRMAN OF THE BOARD AND DIRECTOR

                                  *                                          *By:       CLIFFORD E. KIRSCH
                     --------------------------------                        --------------------------------
                     DENNIS G. SULLIVAN                                                 CLIFFORD E. KIRSCH
                     VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER                        (ATTORNEY-IN-FACT)
                     (PRINCIPAL FINANCIAL OFFICER AND CHIEF
                     ACCOUNTING OFFICER)



                                  *
                     --------------------------------
                     IRA J. KLEINMAN
                     DIRECTOR

                                  *
                     --------------------------------
                     I. EDWARD PRICE
                     DIRECTOR

                                  *
                     --------------------------------
                     KIYOFUMI SAKAGUCHI
                     DIRECTOR

                                  *
                     --------------------------------
                     DAVID R. ODENATH, JR.
                     DIRECTOR

                                EXHIBIT INDEX

EXHIBITS

(9) Opinion of Counsel as to legality of the securities being registered.


(10) Written consent of PricewaterhouseCoopers LLP independent accountants.


(13) Schedule of Performance Computations.